
05047741

ERIE INDEMNITY COMPANY ANNUAL REPORT




RECD S.E.C.
MAR 1 0 2005
1086
P.E. 12-31-04


PROCESSED
MAR 2 2 2005
THOMSON
FINANCIAL



It's about Passion.

Passion
Online Feature

Heart and soul. That's what ERIE employees and agents put into their work—and their communities. Read about it at www.erieinsurance.com/passion

2004 Erie Indemnity Company Annual Report

Table of Contents


p. 2


p. 9


p. 10




p. 13

At Erie Indemnity Company, we provide sales, underwriting and policy issuance services as the attorney-in-fact for the Erie Insurance Exchange, a reciprocal insurance exchange. We are also engaged in the property/casualty insurance business through three wholly-owned insurance subsidiaries and have a common stock interest in Erie Family Life, an affiliated life insurance company. Together with the Exchange, the Company and its subsidiaries and affiliates operate collectively under the name Erie Insurance Group. The ERIE seeks to insure standard and preferred risks in property and casualty markets, primarily private passenger automobile, homeowners and small commercial lines, including workers' compensation business.

Based in Erie, Pa., since 1925, The ERIE is represented in 11 midwestern, mid-Atlantic and southeastern states and the District of Columbia by more than 1,700 independent insurance agencies. The Company is staffed by more than 4,400 employees at its Home Office and 23 field offices.

Financial Highlights

	2004	2003	2002
For the years ended December 31			
Total operating revenue	$ 1,123,144	$ 1,048,788	$ 920,723
Total operating expenses	884,916	820,478	705,871
Total investment income—unaffiliated	88,119	66,743	40,549
Provision for income taxes	105,140	102,237	84,886
Equity in earnings of Erie Family Life Insurance Company, net of tax	5,206	6,909	1,611
Net income	226,413	199,725	172,126
Net income per share-diluted	$ 3.21	$ 2.81	$ 2.41
Book value per share—Class A common and equivalent B shares	18.14	16.40	13.91
Cash dividends declared:			
Class A	0.9700	0.7850	0.7000
Class B	145.500	117.750	105.000
Financial ratios			
Average management fee rate	23.75%	24.0%	25.0%
Gross margins from management operations	25.1	28.0	30.3
GAAP combined ratios	102.1	113.0	116.5
GAAP combined ratios excluding direct catastrophe losses	100.2	107.8	112.2
Return on average equity	18.6	18.6	18.6
At year-end December 31			
Total investments	$ 1,371,442	$ 1,241,236	$ 1,047,304
Total assets	2,979,744	2,754,607	2,357,676
Shareholders' equity	1,266,881	1,164,170	987,372
Weighted average Class A common and equivalent shares	70,492	71,094	71,162



04
$3.21
03
$2.81
02
$2.41
NET INCOME
PER SHARE-DILUTED



04
$18.14
03
$16.40
02
$13.91
BOOK VALUE PER SHARE



04
$0.970
03
$0.785
02
$0.700
CLASS A COMMON STOCK
DIVIDENDS DECLARED PER SHARE



Passion is what sets us apart.



P

A Letter
To our Shareholders

As President and CEO of Erie Insurance Group, I get to answer a lot of questions about our organization—from talking with agents about company direction to sharing insights with high school students about success. The details of the discussion may change from place to place, but the essence of what makes ERIE stand out from other companies doesn't, no matter who's asking the questions.

ERIE employees and agents are people of passion and compassion.

The compassion is an obvious connection: We meet people often at the worst times of their lives. But passion? In an industry noted by popular culture for its dullness, passion may seem like a stretch.

At ERIE, it's anything but. The depth of our commitment to the mission of this company drives what we do and how we do it—whether it's responding to a homeowner after a catastrophe or gathering with agents to discuss better ways to meet their needs.

Passion fueled our founders' decision to start this company nearly 80 years ago, and it continues to thrive in the more than 4,400 employees and more than 1,700 agencies that represent Erie Insurance today. In the pages of this report—and on our investor Web site—you'll meet some of the employees and agents who embody that passion for service and for living life to the fullest.

It's no coincidence that we have a diversely talented work force. For many, the passion they bring to their jobs at The ERIE is echoed in other areas of their lives. They are claims handlers and volunteer firefighters, underwriters and community organizers, accountants and companions for the disabled. They run marathons and statistical reports; they program computers and direct choirs; they survey losses and handcraft furniture.

The common denominator: They are people of passion and compassion—and that enriches us as an organization.

In 2004, that passion helped Erie Indemnity to produce another year of strong results. More importantly, it helped us make some significant strides that will position us favorably for the future.

THE FINANCIAL RESULTS

As the management company for Erie Insurance Group, Erie Indemnity benefited from the effects of our rate actions on premium volume, along with improved underwriting and investment results. In 2004, we continued to strengthen our financial condition:

- Management fee revenue for the Indemnity Company for the year was $893.1 million, up 7.6 percent over 2003.
- Net income in 2004 showed an increase of 13.4 percent to $226.4 million, while net income per share-diluted ended the year at $3.21, a 14.3 percent rise over year-end 2003.
- Book value per share increased 10.6 percent.

In balancing its fiduciary responsibility to Erie Indemnity Company and the Erie Insurance Exchange, the Board of Directors voted to reduce the management fee rate for the Indemnity Company to 23.75 percent from 24 percent, effective January 1, 2005. The management fee rate during 2004 was set at 23.5 percent from January through June, and at 24.0 percent from July through December—an effective rate of 23.75 percent for the year.

In 2004, direct written premium, upon which the management fee for the Erie Indemnity Company is based, was up 8.9 percent over year 2003 to $4.0 billion. Personal lines premium rose 9.4 percent, while commercial reflected a 7.6-percent increase. A rise in average premium per policy contributed to the increase in direct written premiums.



Gwendolyn White
Personal Lines Underwriting Supervisor and Community Advocate
Erie, Pennsylvania

Gwen White follows her heart to help her community.

"I get energy from both my ERIE career and my community service—helping to make things happen," says Gwen. "I strongly believe that we are our brother's keeper and we do have a responsibility to each other. That's the common thread that runs through the various causes that I've taken on."

And she's taken on plenty. She currently serves on the board of directors for seven different organizations and has volunteered for many more in the past. She brings that same level of energy to work at ERIE.

"It's become a way of life," she says. "It's not something that is separate—it has become a part of me."

The Company's investment operations provided strong results in 2004, climbing 32.0 percent to $88.1 million, compared to $66.7 million in 2003. This growth in investment earnings in 2004 was generated from gains on the sale of common stock, as well as improvements in limited partnership earnings.

As part of our capital management plan, the Company repurchased more than 1.1 million shares of our Class A common stock during 2004, at an average cost of $47.20 per share. The move is part of a $250 million share repurchase program reauthorized by the Board of Directors in 2003.

In addition, the Board approved an increase in shareholders' dividends at its regular December 2004 meeting. For each Class A share, the quarterly dividend was raised from $0.215 to $0.325. The quarterly dividend for Class B shares was raised from $32.25 to $48.75. The new dividend represented a 51-percent increase in the payout per share, and about a 2.5-percent yield at the time of the decision.

The strength of our financial condition was reaffirmed in 2004 with an A+ rating from A.M. Best for the property/casualty companies of ERIE. The rating keeps Erie Insurance Group in the highest category (Superior) for financial strength, placing us amid the top 8.6 percent of the approximately 3,000 property/casualty insurers rated by Best.

We have always held the philosophy that we don't want to be the biggest insurance company; we want to be the best. We're proud of our steady growth over the last 80 years, which has positioned Erie Insurance Group as number 368 on the 2004 Fortune 500 list. But what truly sets us apart are the employees and agents who are passionate about providing superior service. That unwavering commitment is supported by some of the other recognition ERIE garnered last year.

In 2004, Erie Indemnity Company was named for the second year in a row by *Forbes* magazine to its Platinum 400



ERIE's executive officers are (back row) **Douglas F. Ziegler**, Senior Vice President, Treasurer and Chief Investment Officer; **Philip A. Garcia**, CPA, FLMI, ACS, Executive Vice President and Chief Financial Officer; (middle row) **John J. Brinling Jr.**, CPCU, Executive Vice President, Erie Family Life Insurance Company; **Michael J. Krahe**,Ph.D., Executive Vice President, Human Development and Leadership; (front row) **Thomas B. Morgan**, CIC, AIS, Executive Vice President, Insurance Operations; **Jan R. Van Gorder**, Esq., Senior Executive Vice President, Secretary and General Counsel; **Jeffrey A. Ludrof**, CPCU, AIC, CIC, LUTCF, President and Chief Executive Officer.

The depth of our commitment...

drives what we do and how we do it.

Customer Satisfaction



In both auto and homeowner surveys, ERIE was ranked the top agency-represented company and among the top insurers overall by J.D. Power and Associates.



list of the best-managed companies in America. And ERIE's service fared extremely well again in three annual customer satisfaction studies by J.D. Power and Associates. In both auto and homeowner surveys, ERIE ranked the top agency-represented company and among the top insurers overall. In J.D. Power's third annual Collision Repair Satisfaction Index, ERIE was ranked above all in our handling of auto collision claims.

While we're proud of these third-party acknowledgements, we know the greater satisfaction comes from the everyday actions and decisions that define our business.

PEAK PERFORMANCE RESULTS

When it comes to responding to a need, our employees and agents have a long and strong track record of success. It's one of the remarkable aspects of ERIE's culture. And in 2004, they proved themselves again. Due largely to the commitment and hard work of employees and agents, the year was one of transformation in three critical areas:

- achieving desirable underwriting results for our Property and Casualty Group.
- taking steps that will strengthen our ability to compete in the marketplace.
- bolstering our relationship with our agency force.

Improving the underwriting profitability of ERIE's property/casualty companies has been our highest priority for the last two years. After little more than a year into working our plan to improve underwriting profitability, our results improved steadily throughout 2004.

At year-end 2004, the reported statutory combined ratio of the Property and Casualty Group was 95.6. When adjusted for the profit paid to the Indemnity Company—providing a more accurate comparison to other insurers—the combined ratio was 90.1. This compares to a 103.3 adjusted statutory combined ratio of the Property and Casualty Group at year-end 2003, which was down 8.5 points from December 2002. No matter how you look at it, it's an impressive result. It's also a good gauge of our planning and execution on behalf of our agents and employees.

These results relate partly to our emphasis on underwriting fundamentals through AWARE (Agents Writing and Re-underwriting Excellence), which we introduced in January 2003, as well as the broad array of initiatives encompassed by the Charting the Way to Peak Performance Plan, which rolled out in August 2003.

Another contributor to our improved underwriting performance in 2004 was ERIE's comparatively mild catastrophe losses for the year. The succession of hurricanes that ravaged Florida and impacted both coastal and mid-Atlantic states in the third quarter impacted ERIE as a regional insurer far less than some national carriers. ERIE's losses from hurricanes Frances and Ivan accounted for an estimated $24.1 million in claims, of which the Indemnity Company shares in 5.5 percent of the loss.

By comparison, the Insurance Information Institute is estimating that combined insured losses from these four hurricanes will reach some $23 billion.

Overall, our loss experience is improving, allowing us to moderate our pricing actions and enhance our competitive position. Additionally, the policyholder surplus of the Property and Casualty Group has shown steady growth in the past two years, rising from $2.2 billion in 2002 to nearly $3.0 billion in 2004, further strengthening our financial stability.

As a tool to complement our existing underwriting capabilities, we introduced insurance scoring this past summer. In 2005, we'll combine insurance scoring and other factors with segmented pricing to more specifically price coverage to individual risks in personal lines business.

As expected, our focus on underwriting discipline to improve the quality of our risks overall continued to impact policy growth and retention. We ended the year with a retention rate of 88.4, still strong for the industry, but down from a retention rate of 90.2 for 2003.

With the anticipated slowdown in business production, we took a number of steps in 2004 to stimulate future growth:

- We resumed agency recruitment, adding 33 new agencies and will continue our recruiting efforts through 2005.
- We began preparations to expand price tiering for auto and home products in 2005, which will allow agents greater ability to profitably place prospects within ERIE's property/casualty companies.

OUR VALUES

Like many other businesses, in 2004 we implemented compliance-related measures that communicate the importance of ethical practices by our workforce. In addition to fully evaluating internal financial controls, we updated our Code of Conduct and supported training for all employees.

As an organization that espouses and lives out values such as the Golden Rule, the ERIE family spirit and the highest ethical standards, these measures serve to formalize our longstanding approach to business.

ERIE has always been committed to operating under the highest ethical standards—and we remain dedicated to doing so. It's the best response we have in the national climate of corporate misdeeds and suspect dealings that threaten to taint all businesses. That corporate reality means we have to work harder to win and safeguard the trust of consumers. We do that every day by upholding the values that define us as ERIE employees and agents.

Our time-tested business model to sell exclusively through independent agents is a cornerstone of our commitment to conducting ourselves in an ethical and trustworthy manner. Erie Insurance Group products and services are marketed and sold exclusively through independent agents, not brokers. Our agents receive commissions and incentives to manage profitable and growing books of business with The ERIE.

We are also strong advocates of ethical behavior in our industry. As a Board member of the Property Casualty Insurers Association of America (PCI), I am keenly aware of issues facing the industry and in a position to support necessary responses on behalf of the industry and The ERIE.

AGENCY RELATIONSHIPS

ERIE has a long and loyal relationship with the independent agency force that represents our products and services. We recognize the importance of nurturing that relationship. In January 2004, we initiated our first webcast with agents and have since used that immediate means of communication again and again to bring together our agents and managers throughout the field to offer important information and gather valuable feedback.

We also expanded agent input through a number of task forces and surveys that provide us with direction on initiatives that impact the agency force, such as personal lines, commercial lines, Erie Family Life products and processes, and agent compensation. Similarly, a dedicated group of pilot agents have provided us with invaluable input that has helped direct the development and rollout of ERIE*Connection*®, our policy processing system.

In April, we instituted a Customer Awareness Week to help employees better understand the needs and opportunities for serving our agent customers and our policyholders.

Other measures we have in place support both ERIE and agents mutually:

- Lookin' Out, our safe teen driving program, which connects agents with high schools in their communities.
- Serving Together, our partnership with the American Red Cross promoting volunteerism among employees and agents.
- *In Sync*, the award-winning consumer safety magazine we send to policyholders on behalf of their local ERIE insurance agent.
- An improved public Web site, *erieinsurance.com*, which offers policyholders easy payment methods and helps to connect prospects with ERIE agents in their neighborhood.

When it comes to responding to a need, our employees and agents have a long and strong track record of success.

In 2004, they proved themselves again.

We focused attention on our mutual benefits and joint accomplishments at our Annual Dinner Meetings in 2004. These meetings, held in each of our 18 branches, are a long-standing tradition in which agents, employees and ERIE management come together to celebrate achievements and firm our relationship. The theme of the meetings in 2004: "On Common Ground."

"This was an excellent program," noted feedback from one of the dinner meetings. "It's good to remind agents and employees of the value of a true partnership."

2005 AND BEYOND

ERIE's overall business strategy is—and always has been—driven by our mission, values, culture and corporate objectives. Our focus for 2005 involves nurturing some of the work that took root this past year. With the great strides we've made toward improving underwriting profitability, we intend to strengthen our focus on five areas:

- Quality growth and maintaining underwriting profitability
- Improving ERIE's competitive position
- Addressing our technology needs, specifically ERIE*Connection*
- Ease of doing business
- ERIE culture as it relates to agent and employee development, accountability and relationships.

As the results of our efforts to improve underwriting profitability demonstrate, ERIE employees and agents have a strong ability to execute. Industry analysts suggest that underwriting discipline has the potential to weaken, particularly in light of the softening market. For ERIE, stringent underwriting has been a fundamental discipline throughout our 80-year history. The introduction of AWARE in 2003 helped us successfully refine our attention to underwriting even further.

As we go forward, we have no intention of diminishing the strides our agents and employees have worked so hard to achieve. The introduction of insurance scoring as an additional underwriting tool will help to anchor the kind of results needed to ensure underwriting profitability. And in 2005, we'll couple that with marketing initiatives that will help connect our agents with the preferred-risk prospects we focus our business on.

At our annual Agents Advisory Council—a three-day meeting of agents and management—agents made clear their desire for an improved competitive position for ERIE. With softer market conditions returning, we are prepared to give our agents more flexibility by refining our pricing strategy. The multi-tiered price structure will be rolled out to agents during first quarter 2005. Coupled with insurance scoring, greater pricing segmentation will allow our property/casualty companies to target risk to premium more precisely. It will also give agents more options for placing prospects with ERIE.

ERIE's corporate values continue to guide and shape our service-oriented culture—a culture that distinguishes us from our competitors. In 2005, we'll implement several initiatives aimed at improving the experience of our customers—both policyholders and the agents we partner with.

In late 2004, we announced the creation of a Customer Service Division. The goal: To focus internal resources and enhance our efforts to develop strategies and tools that make it easier for our customers to do business with us. Among those we'll be pursuing are Web-based enhancements that take advantage of the ease and access of Internet technology to meet people where they live.

We'll also continue the development of ERIE*Connection*, the policy processing system that will replace our legacy systems. In 2004, we worked closely with the agencies and employees who are providing vital feedback on the first release of ERIE*Connection*. Their input is helping us to develop enhancements for quoting, ease of entry and customer service.

We're committed to making ERIE*Connection* viable for our agents before fully deploying it. Improvements in the agency user interface are planned in 2005 before beginning a full rollout of the system.


ERIE's corporate values continue to guide
and shape our service-oriented culture—
a culture that distinguishes us from our competitors.



Customer Focus

In late 2004, we announced the creation of a Customer Service Division. The goal: To focus internal resources and develop strategies and tools that make it even easier for our customers to do business with us.

In addition to these critical priorities, in 2005 we'll continue to expand our efforts in employee and leadership development, build on our strategic and operational planning capabilities and leverage ERIE's valued corporate culture.

More specifically, we're developing our employees and agents in the field through online learning applications that are part of a revamped comprehensive claims and agent curriculum. The program encompasses vital information on fraud detection, product and pricing, marketing, customer interaction and ERIE's culture.

We've also initiated a workforce-planning project to help us more accurately forecast fluctuations in the demand, supply and movement of talent within the organization. This human resources strategy will enable us to better anticipate and meet the needs of a changing business environment.

ERIE's strong culture fosters the kind of loyalty we see in our workforce. It also helps us to attract the strong candidates we hire and those we choose to represent us—people of passion and compassion.

I hope you'll take the opportunity to meet the employees and agents behind the ERIE symbol—here and on our investor Web site. They can tell you much about the company you've invested in.

As we approach our 80th anniversary this year, we once again recommit ourselves to our founding philosophy: "To provide our policyholders with as near perfect protection, as near perfect service as is humanly possible, and to do so at the lowest possible cost."

We also recommit ourselves to meeting the needs of all of our constituents—including our policyholders, employees, agents and you, our shareholders.

I'm incredibly proud of what our employees and agents have accomplished in the past year. Their passion has transformed The ERIE to a position of greater financial strength and enthusiasm for what the future holds.

Jeffrey A. Ludrof
President and Chief Executive Officer

Success comes before work



only in the dictionary.

Passion...is doing it well.

On this business, we fully appreciate the importance of a solid foundation.

We see it all the time. The homes that are built to last are those constructed with careful planning, meticulous workmanship and quality materials. Those are the ones that stand the tests of time.

The same could be said for our company. For nearly 80 years now, we have been building on the solid foundation that was laid by ERIE co-founders H.O. Hirt and O.G. Crawford. They built the company on timeless family values, the Golden Rule and an unwavering commitment to, as H.O. put it, "as near perfect service as is humanly possible."

That foundation has served us well. The Erie Insurance Group of companies has steadily grown to a Fortune 500 company with nearly 3.8 million policies in force in 11 states and the District of Columbia. Erie Insurance Group is the nation's 14th largest automobile insurer based on direct premiums written and ranked 22nd among the top property/casualty insurance groups, as measured by net premiums written.

Our stability is affirmed through our A+ (Superior) ranking from A.M. Best and Erie Indemnity Company's second consecutive appearance on *Forbes* magazine's Platinum 400 list of best-managed companies in America. And it's borne out in our solid financial picture that has provided consistent returns for investors.

Our longstanding business model is the cornerstone of our strong foundation. Through a rigorous selection process, we have developed a first-rate independent agency force committed to our high standards of service and integrity.

Supporting that force is a formidable team of more than 4,400 employees who embody a work ethic of loyalty, experience and commitment to superior service.

And we know that for ERIE to experience healthy growth, our employees and agents have to grow as well. That's why we've made a significant commitment to ongoing education and professional development.

As one employee celebrating 45 years with the company recently said: "Thank you, ERIE, for giving me a job that turned into a career, giving me the opportunity to make lifelong friends, and giving me the chance for higher education."

In these times marred by global natural disasters and other threats, customers want to be sure their insurance company rests on a strong foundation. By looking at where ERIE has been in the past, they can be confident we'll be here for them in the future.

Tom and Patti Frye,
ERIE Agents
Laytonsville, Maryland

When the government threatened to close their small-town post office, ERIE agents Tom and Patti Frye rushed to the rescue.



Town officials in Laytonsville, Md., called on the Fryes to lead the effort to help save the 150-year-old landmark. Within 24 hours, they turned their agency into an emergency command center. They called U.S. Sen. Barbara Mikulski, alerted the media and organized a town meeting that drew more than 500 supporters. The remarkable show of public support helped Mikulski successfully lobby the Postmaster General to keep the office open.

"We don't just look at this town as a place where we come to work and sell insurance," says Tom. "In some ways, we look at the community as part of our extended family.

"We are a service business," Tom continues. "And service doesn't just mean service in terms of business; when people need you in other ways, if you are truly committed in this industry, then you are just naturally drawn when these things come about."



ERIE Agents embody our enduring commitment to be "above all in service." Watch how that plays out in an agent's day.

Go to *www.erieinsurance.com/passion*

Passion...is doing it right.

hen we make a promise, we keep it.

ERIE policyholders are reminded of that every time they file a claim. In return for their trust, loyalty and patronage, we vow to help see them through the tough times. Our claims philosophy is simple "to pay what we owe—not one penny less, not one more."

That approach has served ERIE from day one and it's a sound investment in our future. Each time we deal with a customer fairly and honestly, it reinforces our commitment to the utmost integrity. We wouldn't want to do business any other way.

Today, that's as important as ever. At ERIE, our culture and core principles have always emphasized operating under the highest ethical standards. In 2004, we further formalized our commitment to those standards by updating our Code of Conduct and supporting ethics training for employees.

Yet integrity reaches beyond running a reputable business and complying with rules and regulations. It also means reaching beyond the routine to be a good corporate citizen that makes a difference in the communities we serve.

For the last five years, we've teamed up with students to encourage safer driving through our Lookin' Out program. What started as a pilot program in Erie County, Pa., has grown to include schools throughout Pennsylvania and in three neighboring states.

We also have an ongoing partnership with the American Red Cross called Serving Together. That partnership provides both volunteer and financial support in times of need. During Florida's fierce hurricane season last fall, for example, our employees and agents assembled more than 10,000 comfort care kits for residents impacted by the storm.

ERIE employees and agents are committed to countless community activities and charitable causes. In Ronceverte, W.Va., one of our agents stepped up to save the town's annual Christmas celebration. And in Chambersburg, Pa., an Agent spearheaded efforts to raise money for breast cancer research after the disease took his mother's life.

As an agent who volunteers helping kids who have lost a parent or sibling put it: "It's by far the most meaningful thing I do...I'm a strong believer in quiet pride. If you feel good about what you do, it will show in your work and your involvement with your clients and employees."

That quiet pride dwells in the hearts of the ERIE family. And it drives us to conduct ourselves with integrity each and every day.



In the ERIE family, we say that we live by the Golden Rule—and we mean it. Learn how that helps forge the relationships between ERIE employees, agents and policyholders.

Go to *www.erieinsurance.com/passion*



Jessica Donnelly
Claims Handler and Emergency Medical Technician
Harrisburg, Pennsylvania

Personal heartache led Jessica Donnelly to public service.

"My grandmother died when I was 13, and when I found her having a heart attack, there was nothing I could do to help her," she explains, "so now I make myself available so no one else has to go through that."

Every Sunday and Thursday evening from 9 p.m. to 6 a.m. Jessica works for a volunteer fire department, spending most of her time serving on the ambulance. At the end of the night, she puts away her EMT uniform and slips on her dress shoes to work at ERIE.

She became a certified emergency medical technician at 16—the minimum age required to take the EMT class. The way she responds to emergency calls is similar to how she speaks with policyholders when they have claims.

"It's all about compassion," says Jessica. "Listening to people and doing what you can to help them. Both jobs are a very important part of my life. I just want to help other people who can't help themselves."

We think about people



that's where insurance gets real.

Dedication is not what others expect



but it is what you can give to others.

Passion...is doing it better.



RIE founder H.O. Hirt set the standard decades ago when he vowed our employees and agents would be "Above All In Service."

So what exactly does that mean?

Consider this. When the torrential rains of Hurricane Ivan swamped southwestern Pennsylvania, ERIE agent Eric Kish could only watch as his car floated down the flooded streets. At the time, he paid it little mind. His focus was on helping others.

"Eric puts others first," commented his district sales manager. "He's been working day and night to help his policyholders and his community."

That passionate commitment to service doesn't just happen. It sprouts from a culture that attracts bright, caring people and then weaves the value of service into every aspect of the business. Whether it's promptly answering a simple question from a policyholder or helping a family find comfort and shelter after a devastating fire, ERIE employees and agents offer unparalleled service, attention and compassion.

Don't just take our word for it.

Three recent surveys conducted by J.D. Power and Associates underscore our deep commitment to service. In auto and homeowner customer surveys, ERIE ranked as the top agency-represented company. In the third annual Collision Repair Satisfaction Index, ERIE was rated first out of all companies in the handling of auto collision claims.

High praise. Yet we're acutely aware that our reputation for service is built one policyholder at a time. That's why we're tireless in our quest for service that exceeds customer expectations.

To that end, we recently launched a new Customer Service Division aimed at making it even easier for our customers to do business with us. And we're helping customers and prospects do business with us over the Internet by enhancing our public Web site to offer easy payment methods and a quick way to connect with an agent in their neighborhood.

We continue our strong commitment to policyholder education by providing them with the latest information on insurance issues and home and auto safety. Our award-winning magazine, *In Sync*, has proven to be a strategic tool for influencing policyholder behavior as evidenced by a recent survey of ERIE agents. More than 60 percent reported that customers had contacted them to review or revise a policy because of reading an *In Sync* article.

What does it mean to be Above All in Service? At ERIE, it's more than meeting a corporate objective; it's a way of life.

Ellie Rivera

Accounts Payable Specialist and Skating Companion

Erie, Pennsylvania



Ellie Rivera learned to skate so his son and other children could savor the freedom of gliding across the ice.

Ellie's son, Nathan, has cerebral palsy and uses a walker with a seat and wheels to get around. But once he's on skates, it's a different story.

"The hardest thing is to get him out on the ice, but once he's out there, he's fine," says Ellie. "As long as he has the strength, we'll keep at it."

When Ellie saw there was a shortage of male volunteers to help the Skating Association for the Blind and the Handicapped (SABAH), he quickly laced up his own skates and took a few lessons. Now he spends many Monday nights helping disabled children on and off the ice.

"It's more a reward than a hobby," Ellie says. "My son and the other children are getting something out of it too—and we're there together."



For ERIE employees and agents, superior service means always looking for ways to help.

Visit *www.erieinsurance.com/passion* to find out more ways we're making a difference.



F.W. Hirt Quality Agency Award 2000–2004

The F.W. Hirt Quality Agency Award is the highest honor bestowed on an ERIE agency. It recognizes long-term profitability and growth, thorough and responsible underwriting practices and continuing commitment to education.

The reason for our success is the actions of the ERIE family in carrying out our founding philosophy. You can't have a philosophy at all unless you also have really competent people who make that philosophy the basis for everything they do.

Bill Hirt
Chairman of the Board
Retired President & CEO

Allentown/Bethlehem Branch
2004 Brunner Insurance
2003 Charles G. Leon Insurance Agency
2002 Konell Insurance
2001 Gilmartin Insurance
2000 Roscoe P. Snyder Agency

Canton Branch
2004 Bracken Insurance Agency
2003 Bracken Insurance Agency

Charlotte Branch
2002 Summit Insurance Group

Erie Branch
2004 James J. Murray Insurance
2003 E.C. Stainbrook Insurance Agency
2001 Hamilton Insurance Agency
2000 John C. Milliren Agency

Harrisburg Branch
2004 J.P. Wolfe Insurance
2003 Strock Insurance Agency
2002 William R. Karschner & Sons
2001 McGowan Insurance
2000 Lawton Insurance Agency

Indianapolis Branch
2004 Aldridge Insurance
2001 Davis/Bays & Associates

Knoxville Branch
2000 Bailey Insurance Service

Murrysville Branch
2003 Dwight C. Williams
2002 Lawrence R. Dowling Agency

Raleigh Branch
2004 Herring & Bickers Insurance Agency
2002 Pelnik Insurance Agency

Richmond Branch
2004 Preferred Insurance Services
2003 James River Insurance Agency
2001 Foundation Insurance Group
2000 G.L. Herndon Insurance Agency

Roanoke Branch
2004 Craddock Insurance Services
2000 Hayden Insurance Agency

Rochester Branch
2003 Piper Insurance Agency
2001 Noto Insurance
2000 Albion Agencies

Silver Spring Branch
2003 A.L. Howes Agency
2002 Jack Martin Insurance Group
2001 Donald C. Bowers Insurance Agency
2000 The Clark Agency

Warrendale Branch
2004 Riley Insurance Agency
2002 Ridge Insurance Group

Selected Consolidated Financial Data

Years ended December 31
(amounts in thousands, except per share data)

	2004	2003	2002	2001	2000
Operating data					
Total operating revenue	$1,123,144	$1,048,788	$ 920,723	$ 764,938	$ 667,675
Total operating expenses	884,916	820,478	705,871	600,833	519,331
Total investment income—unaffiliated	88,119	66,743	40,549	17,998	70,102
Provision for income taxes	105,140	102,237	84,886	60,561	71,161
Equity in earnings of Erie Family Life Insurance Company, net of tax	5,206	6,909	1,611	719	5,108
Net income	$ 226,413	$ 199,725	$ 172,126	$ 122,261	$ 152,393
Per share data					
Net income per share-diluted	$ 3.21	$ 2.81	$ 2.41	$ 1.71	$ 2.12
Book value per share—Class A common and equivalent B shares	18.14	16.40	13.91	12.15	10.91
Dividends declared per Class A share	0.9700	0.7850	0.7000	0.6275	0.5575
Dividends declared per Class B share	145.500	117.750	105.000	94.125	83.625
Financial position data					
Investments (1)	$1,371,442	$1,241,236	$1,047,304	$ 885,650	$ 853,146
Recoverables from the Exchange and affiliates	1,105,238	984,146	829,049	640,655	532,009
Total assets	2,979,744	2,754,607	2,357,676	1,984,370	1,680,599
Shareholders' equity	1,266,881	1,164,170	987,372	865,255	779,015
Cumulative shares repurchased at December 31	4,548	3,403	3,403	3,196	2,976

(1) Includes investment in Erie Family Life Insurance Company.



Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited financial statements and related notes found on pages 40–70 as they contain important information helpful in evaluating the Company's operating results and financial condition. The discussions below also focus heavily on the Company's three primary segments: management operations, insurance underwriting operations and investment operations. Thus, the financial results presented throughout Management's Discussion & Analysis herein are those which management uses internally to monitor and evaluate results, and are a supplemental presentation of the Company's Consolidated Statements of Operations.

Introduction

Erie Indemnity Company (Company) operates predominantly as a provider of management services to the Erie Insurance Exchange (Exchange). The Exchange is a reciprocal insurance exchange, which is an unincorporated association of individuals, partnerships and corporations that agree to insure one another. Each applicant for insurance to a reciprocal insurance exchange signs a subscriber's agreement that contains an appointment of an attorney-in-fact. The Company has served since 1925 as the attorney-in-fact for the policyholders of the Exchange. As attorney-in-fact, the Company is required to perform certain services relating to the sales, underwriting and issuance of policies on behalf of the Exchange. For its services as attorney-in-fact, the Company charges a management fee calculated as a percentage, not to exceed 25%, of the direct and affiliated assumed premiums written of the Exchange. Management fees accounted for approximately 73.7% of the Company's total revenues for 2004.

The Company also operates as a property/casualty insurer through its three insurance subsidiaries. The Exchange and its property/casualty subsidiary and the Company's three property/casualty subsidiaries (collectively, the "Property and Casualty Group") write personal and commercial lines property/casualty coverages exclusively through independent agents and pool their underwriting results. The financial position or results of operations of the Exchange are not consolidated with those of the Company. During 2004, 70.5% of the direct premiums written by the Property and Casualty Group were personal lines, while 29.5% were commercial lines.

The Company also owns 21.6% of the common stock of Erie Family Life Insurance Company (EFL), an affiliated life insurance company, of which the Exchange owns 53.5% and public shareholders, including certain of the Company's directors, own 24.9%. The Company, together with the Property and Casualty Group and EFL, collectively operate as the "Erie Insurance Group."

The Company's earnings are largely generated by fees based on direct written premiums of the Property and Casualty Group, the principal member of which is the Exchange. The Company therefore has a direct incentive to protect the financial condition of the Exchange. The members of the Property and Casualty Group pool their underwriting results. Under the pooling agreement, the Exchange assumes 94.5% of the pool. Accordingly, the underwriting risk of the Property and Casualty Group's business is largely



Erie Insurance Group Organizational Chart
Property/Casualty Insurance
Management Operations
Life Insurance
Flagship City Insurance Company
Erie Insurance Exchange (A Reciprocal Insurance Exchange)
53.5% Ownership
Attorney-In-Fact
94.5%
Members of Pooling Agreement
Erie Indemnity Company
Erie Family Life Insurance Company
.5%
5%
Erie Insurance Company of New York
Erie Insurance Company
21.6% Ownership
Erie Insurance Property & Casualty Company
Denotes pooling participation
Denotes ownership; wholly-owned unless otherwise noted
Denotes attorney-in-fact relationship to reciprocal exchange

borne by the Exchange, which had $2.8 billion and $2.4 billion of statutory surplus at December 31, 2004 and 2003, respectively. Through the pool, the Company's property/casualty subsidiaries currently assume 5.5% of the Property and Casualty Group's underwriting results, and, therefore, the Company has an additional direct incentive to manage the overall underwriting business as effectively as possible.

The Property and Casualty Group seeks to insure standard and preferred risks primarily in private passenger automobile, homeowners and small commercial lines, including workers' compensation. The Property and Casualty Group's sole distribution channel is its independent agency force, which consists of over 1,700 independent agencies comprised of nearly 7,600 licensed representatives in 11 midwestern, mid-Atlantic and southeastern states (Illinois, Indiana, Maryland, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and Wisconsin) and the District of Columbia. The Property and Casualty Group became licensed in the state of Minnesota in December 2004, although it has no definitive date to begin writing business in that state. The independent agents play a significant role as underwriters and service providers and are major contributors to the Property and Casualty Group's success.

Overview

During 2004, the Company generated net income of $226.4 million, compared to $199.7 million in 2003. Gross margins from management operations decreased to 25.1% in 2004 from 28.0%. Slower growth in management fee rate revenues, coupled with an increase in the cost of management operations, especially increased costs of agent compensation, contributed to the lower gross margins.

- The two determining factors of management fee revenue are the management fee rate charged by the Company and the direct written premiums of the Property and Casualty Goup. The management fee rate was 23.5% for the period January 1 to June 30, 2004, and was 24% for the period July 1 through December 31, 2004, compared to 24% during 2003 and 25% for 2002. The lower rate in 2004 resulted in an approximate $9 million reduction in management fee revenue based on a 2004 written premium base. The management fee rate has been set at 23.75% beginning January 1, 2005.
- In 2004, the direct written premiums of the Property and Casualty Group increased 8.9% in comparison to a 16.6% increase in 2003. This reduction in growth in direct written premiums resulted from actions taken by the Company to improve the underwriting profitability of the Property and Casualty Group. Anticipated increases in the average premium per policy in 2004, primarily as a result of rate increases, somewhat offset the effect of the decline in the policy growth rate. Insurance scoring was implemented for underwriting purposes in 2004 and will be implemented for pricing purposes in most jurisdictions during 2005. The utilization of insurance scoring in pricing will allow the Company to put greater emphasis on quality growth while maintaining its focus on underwriting profitability.
- The cost of management operations was impacted by a $22.1 million increase in agent bonuses in 2004 due to changes in the program structure focused on underwriting profitability as well as quality growth and increased agency profitability, upon which the bonus is based. Reduced commercial commission rates to be paid in 2005 on uncollected 2004 policy premium amounted to a $5.2 million reduction in the cost of management operations. Salaries and wages of employees increased $9.6 million in 2004 driven by increased staffing levels and normal pay rate increases.

While premium volumes and growth rates are major factors in the short-term profitability of the Company, a long-term driver of the Company's results is the capital strength and underwriting profitability of the Property and Casualty Group. In 2003 and 2004, the Company invested in its underwriting profitability initiatives to enhance surplus strength and position the Property and Casualty Group to continue growing by offering competitive products.

Although the Company assumes only 5.5% of the underwriting results of the Property and Casualty Group, the underwriting profitability enhancements are realized by the Exchange, which assumes 94.5% of the Property and Casualty Group results. The Exchange is the only entity for whom the Company performs services as attorney-in-fact and the Exchange's financial condition and profitability are crucial to the long-term growth and profitability of the Company.

The Property and Casualty Group generated net underwriting gains of $124.5 million in 2004,compared to underwriting losses of $403.7 million and $653.5 million in 2003 and 2002, respectively. The Company's property/casualty insurance subsidiaries' share of underwriting results represents their 5.5% share of the Property and Casualty Group's results adjusted for changes under an excess-of-loss reinsurance agreement with the Exchange. The Company's property/casualty insurance subsidiaries generated underwriting losses of $4.4 million in 2004, $24.9 million in 2003 and $27.1 million in 2002.

The Property and Casualty Group continues to maintain its focus on underwriting discipline and profitability as well as concentrating on quality growth. The recent collective underwriting efforts have put the Property and Casualty Group in a stronger financial position to compete for profitable business. The improvement in underwriting results will allow for moderate pricing actions and a return to more stable rates. Currently, the Company's independent agency force is utilizing insurance scoring for underwriting purposes. Insurance scoring will be incorporated into a rating plan with multiple pricing tiers in 2005. This segmented pricing will enable the Company to offer competitive rates to more customers, providing greater flexibility in pricing policies with varying degrees of risk. To support the independent agents' growth efforts, the Company is also considering additional marketing initiatives, as well as implementing a program to identify prospective customers not insured with the Property and Casualty Group but who meet the expectations of preferred business. Additionally, the Company plans to continue its agent appointment efforts, generating an anticipated net increase of 25 independent agencies in 2005.

The topics addressed in this overview are discussed in more detail in the sections that follow.

Transactions and agreements with related parties

Board oversight

The Company's Board of Directors (Board) has broad oversight responsibility over intercompany relationships. In its capacity as the Board for the attorney-in-fact, the Board has a fiduciary duty to protect the interests of the policyholders of the Exchange in addition to its fiduciary duty to protect the interests of the Company's shareholders. As a consequence, the Company's Board of Directors must make decisions or take actions that are not solely in the interest of the Company's shareholders. Certain conflicting interests are inherent in these separate fiduciary duties such as: (1) the Company's Board sets the management fee rate paid by the Exchange to the Company, (2) the Company's Board of Directors determines the participation percentages of the intercompany pooling agreement and (3) the Company's Board approves the annual shareholders' dividend.

If the Board determines that the Exchange's surplus requires strengthening, it could decide to reduce the management fee rate, change the Company's property/casualty insurance subsidiaries' intercompany pooling participation percentages or reduce the shareholder dividends level in any given year. The Board could also require, under such circumstances, that the Company provide capital to the Exchange, although there is no legal obligation to do so.

The Board of the Company is also the Board for Erie Family Life Insurance Company.

Intercompany cost allocation

Company management makes judgments affecting the financial condition of the Erie Insurance Group companies, including the allocation of shared costs between the companies. Management must determine that allocations are consistently made in accordance with intercompany agreements, the attorney-in-fact agreements with the policyholders of the Exchange and applicable insurance laws and regulations.

Intercompany agreements

Members of the Property and Casualty Group participate in an intercompany reinsurance pooling agreement. Under the pooling agreement, all insurance business of the Property and Casualty Group is pooled in the Exchange. The Erie Insurance Company and Erie Insurance Company of New York share in the underwriting results of the reinsurance pool through retrocession. Since 1995, the Board of Directors has set the allocation of the pooled underwriting results at 5.0% participation for Erie Insurance Company, 0.5% participation for Erie Insurance Company of New York and 94.5% participation for the Exchange.

To reduce its potential exposure to catastrophe losses and variations in long-term underwriting results, the Company's property/casualty insurance subsidiaries have in effect an all-lines aggregate excess-of-loss reinsurance agreement with the Exchange. This reinsurance treaty is excluded from the intercompany pooling agreement and limits the amount of sustained ultimate net losses in any applicable accident year for the Erie Insurance Company and Erie Insurance Company of New York.

Company management sets the terms for this excess-of-loss reinsurance agreement in effect between the Exchange and the Company's property/casualty insurance subsidiaries. Factors evaluated by Company management in setting the terms include obtaining third-party quotes in setting the premium amount under the agreement and determining the loss level at which the excess agreement becomes effective and the portion of ultimate net loss to be retained by each of the companies.

During 2001, the Erie Insurance Group undertook a series of information technology initiatives to develop eCommerce capabilities. In connection with this program, the Company and the Property and Casualty Group entered into a Cost-Sharing Agreement for Information Technology Development ("Agreement"). The Agreement describes how member companies of the Erie Insurance Group share certain costs to be incurred for the development and maintenance of new Internet-enabled property/casualty agency interface, policy administration and customer relationship management systems. Costs are shared under the Agreement in the same proportion as the underwriting results of the Property and Casualty Group are shared. The Agreement confers ownership of the eCommerce system to the Exchange and grants the Company's property/casualty insurance subsidiaries a perpetual right to use the system.

The Exchange leases certain office facilities to the Company on a year-to-year basis. Rents are determined considering returns on invested capital and building operating and overhead costs. Rental costs of shared facilities are allocated based on square footage occupied.

While allocation of costs under these various agreements requires management judgment and interpretation, such allocations are performed using a consistent methodology, which in management's opinion, adheres to the terms and intentions of the underlying agreements.

Intercompany receivables

A concentration of credit risk results from the pooling agreement with the Exchange and from management services performed by the Company for the Exchange. Credit risks related to the receivables from the Exchange are evaluated periodically by Company management. The Exchange has an A.M. Best rating of A+ (Superior) and is considered to have a superior credit rating. The receivable from the Exchange related to reinsurance recoverable and ceded unearned premiums amounted to $893.8 million and $785.1 million at December 31, 2004 and 2003, respectively, or 30.0% and 28.5% of total Company assets, respectively. This receivable relates primarily to unpaid losses ceded to the Exchange as part of the pooling agreement between the Exchange and the Company's property/casualty insurance subsidiaries. Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. The Company collects its reinsurance recoverable amount generally within 30 days of actual settlement of losses.

The Company also has a receivable from the Exchange for management fees and for services performed for administration of the Exchange's unaffiliated assumed reinsurance business as well as costs paid by the Company on behalf of the Exchange. The Company pays certain costs for, and is reimbursed by, EFL as well. Since the Company's inception, it has collected these amounts due from the Exchange and EFL in a timely manner (generally within 120 days). The receivable from the Exchange and EFL for all fees, costs and reimbursements equaled 7.1% and 7.2% of total Company assets as of December 31, 2004 and 2003, respectively.

The Company has two surplus notes totaling $40 million with EFL. One note is for $15 million and is payable on demand on or after December 31, 2005, while the second note is for $25 million and is payable on demand on or after December 31, 2018. It is probable that the Company would allow EFL to renew the $15 million surplus note due December 31, 2005, into another note with a later maturity date. The aggregate of the receivables from the Exchange and EFL at December 31, 2004 and 2003, equaled $1.1 billion and $1.0 billion, respectively, or 38.4% and 37.2%, respectively, of the Company's total assets. EFL paid interest to the Company on the surplus notes totaling $2.7 million, $1.6 million and $1.0 million during 2004, 2003 and 2002, respectively. No other interest is charged or received on these intercompany balances due to the timely settlement terms and nature of the items.

Critical accounting estimates

The Company makes estimates and assumptions that have a significant effect on amounts and disclosures reported in the financial statements. The most significant estimates relate to valuation of investments, reserves for property/casualty insurance unpaid losses and loss adjustment expenses and retirement benefits. While management believes its estimates are appropriate, the ultimate amounts may differ from the estimates provided. The estimates and the estimating methods used are reviewed continually, and any adjustments considered necessary are reflected in current earnings.

Investment valuation

Management makes estimates concerning the valuation of all investments. Fixed maturity, preferred stock and common stock investments are recorded at fair value under generally accepted accounting principles. Fair values are estimated using quoted market prices where available. Estimated fair value for financial instruments were determined from market information and, if necessary, from quotations provided by broker-dealers. Certain financial instruments, including insurance contracts other than financial guarantees and investment contracts, are exempt from fair value disclosure requirements. Fair values of equity securities were based on quoted market prices. Fair values of fixed maturities were obtained from independent pricing services. For the few securities where an independent service provides no price, broker-dealer quotations were used. Investments in limited partnerships include U.S. and foreign private equity, real estate and fixed income securities. Investments in limited partnerships are valued using the equity method, which approximates the Company's proportionate share of reported net equity. These valuations are determined by the general partner of the limited partnership and reviewed by the Company for reasonableness. Such investments are illiquid in nature and market values are subjectively determined due to a lack of quoted market prices.

Investments are evaluated monthly for other-than-temporary impairment loss. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include: 1) the extent and duration to which fair value is less than cost, 2) historical operating performance and financial condition of the issuer, 3) near term prospects of the issuer and its industry, 4) specific events that occurred affecting the issuer, including a ratings downgrade, and 5) the Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value. An investment deemed impaired is written down to its estimated net realizable value. For all investments except limited partnerships, the impairment charge is included as a realized loss in the Consolidated Statements of Operations. For limited partnerships, the impairment charge is included as a component of equity in losses of limited partnerships in the Consolidated Statements of Operations.

Property/casualty insurance liabilities

Reserves for property/casualty insurance unpaid losses and loss adjustment expenses reflect the Company's best estimate for future amounts needed to pay losses and related settlement expenses with respect to insured events. The process of establishing the liability for property/casualty unpaid loss and loss adjustment expense reserves is a complex process, requiring the use of informed estimates and judgments. Reserve estimates are based on management's assessment of known facts and circumstances, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the policyholder event and the time it is actually reported to the insurer.

Reserve estimates are reviewed on a quarterly basis. Product line data is grouped according to common characteristics. Multiple estimation methods are employed for each product line or product coverage analyzed at each evaluation date. Most estimation methods assume that past patterns discernible in the historical data will be repeated in the future, absent a significant change in pertinent variables. Significant changes, which are either known or reasonably projected through analysis of internal and external data, are quantified in the reserve estimates each quarter. The estimation methods chosen are those that are believed to produce the most reliable indication at that particular evaluation date for the losses being evaluated.

Using multiple estimation methods results in a reasonable range of estimates for each product line or product coverage group. The nature of the insurance product, the number of risk factors, the pervasiveness of the risk factors across product lines, the interaction of risk factors, whether the risk factor is sudden or evolutionary in nature, and whether a risk factor is temporary or permanent all influence the size of the range of reasonable reserve estimates. The final estimate recorded by management is a function of detailed analysis of historical trends adjusted as new emerging data indicates.

The factors which may potentially cause the greatest variation between current reserve estimates and the actual future paid amounts are: unforeseen changes in statutory or case law altering the amounts to be paid on existing claim obligations, new medical procedures and/or drugs whose cost is significantly different from that incurred in the past, and claims patterns on current business that differ significantly from historical claims patterns.

The Company also performs analyses to evaluate the adequacy of past reserves. Using subsequent information, the Company performs retrospective reserve analyses to test whether previously established estimates for reserves were reasonable, for example reviewing paid claims against the established case reserves.

Pension and postretirement benefits

The Company's pension plan for employees is the largest and only funded benefit plan of the Company. The Company also provides postretirement medical coverage for eligible retired employees and eligible dependents. The Company's pension and other postretirement benefit obligations are developed from actuarial estimates in accordance with Financial Accounting Standard (FAS) 87, "Employers' Accounting for Pensions," and FAS 106,"Employers' Accounting for Postretirement Benefits Other than Pensions." The Company uses a consulting actuarial firm to develop these estimates. As pension and other postretirement obligations will ultimately be settled in future periods, the determination of annual expense and liabilities is subject to estimates and assumptions. With the assistance of the consulting actuarial firm, Company management reviews these assumptions annually and modifies them based on historic experience and expected future trends. Changes in the Company's pension and other postretirement benefit obligations may occur in the future due to variances in actual results from the key assumptions made by Company management. At December 31, 2004, the fair market value of the pension assets totaled $203.1 million, which continues to exceed the accumulated benefit obligation of $136.6 million at that date.

The most critical assumptions are the discount rate and the expected long-term rate of return. For both the pension and other postretirement benefit plans, the discount rate is estimated to reflect the prevailing market rate of a portfolio of high-quality fixed-income debt instruments that would provide the future cash flows needed to pay the projected benefits included in the benefit obligations as they become due. In determining the discount rate, management engaged the Company's consulting actuarial firm to complete a bond matching study in accordance with guidance provided in FAS 87 and FAS 106 and Securities and Exchange Commission Staff Accounting Bulletins. The study developed a portfolio of non-callable bonds rated AA- or better. The cash flows from the bonds were matched against the Company's projected benefit payments. This bond matching study supported the selection of a 6.00% discount rate which is consistent with the rate selected for the 2004 expense. A reasonably possible change of 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $1.7 million impact on net pension and other postretirement benefit cost in 2005, before consideration of reimbursement of affiliates.

The expected long-term rate of return for the pension plan represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. The expected long-term rate of return is less susceptible to annual revisions as there are typically not significant changes in the asset mix. The long-term rate-of-return is based on historical long-term returns for asset classes included in the pension plan's target allocation. A reasonably possible change of 25 basis points in the expected long-term rate of return assumption, with other assumptions held constant, would have an estimated $.5 million impact on net pension benefit cost, before consideration of reimbursement from affiliates.

Results of operations summary

	Years ended December 31 (dollars in thousands, except per share data)		
	2004	**2003**	**2002**
Income from management operations	$ 242,592	$ 253,251	$ 241,984
Underwriting loss	(4,364)	(24,941)	(27,132)
Net revenue from investment operations	93,717	74,172	42,281
Income before income taxes	331,945	302,482	257,133
Provision for income taxes	105,532	102,757	85,007
Net income	$ 226,413	$ 199,725	$ 172,126
Net income per share-diluted	$ 3.21	$ 2.81	$ 2.41

Consolidated net income increased 13.4% in 2004 to $226.4 million from $199.7 million in 2003. The decline in income from management operations was the result of a lower management fee rate in 2004, compared to 2003, increased agent compensation and reduced service income from administrating the assumed reinsurance business of the Exchange. Losses generated from the insurance underwriting operations improved to $4.4 million in 2004, compared to losses of $24.9 million in 2003. Contributing to the improved underwriting results was the realization of the initiatives the Company implemented to improve risk selection and control exposure growth. The Company's share of catastrophe losses, as defined by the Property and Casualty Group, were lower in 2004, totaling $4.0 million, or $.04 per share-diluted, compared to $10.0 million in 2003, or $.09 per share-diluted. The Company recorded charges under the excess-of-loss reinsurance agreement of $7.7 million in 2004, compared to recoveries of $6.5 million in 2003. Net revenue from investment operations increased to $93.7 million in 2004 from $74.2 million in 2003 driven by improvements in net realized gains on investments and earnings of limited partnerships. Net realized gains were $18.5 million in 2004, compared to $10.4 million in 2003. Investments in limited partnerships generated earnings of $8.7 million in 2004, compared to losses of $2.0 million in 2003. The 2004 provision for income taxes reflects a $3.1 million benefit recorded as a result of tax provision adjustments related to prior years. As this adjustment had a favorable impact on the Company's tax position, the effective tax rate decreased to 32.2% in 2004 from 34.7% in 2003.

Consolidated net income increased 16.0% in 2003 to $199.7 million from $172.1 million in 2002. The slower growth in management operations was the result of a lower management fee rate of 24% in 2003, compared to 25% in 2002, despite the 16.6% increase in direct written premiums of the Property and Casualty Group. Losses generated from the insurance underwriting operations improved to $24.9 million in 2003, compared to losses of $27.1 million in 2002. The Company's share of catastrophe losses, as defined by the Property and Casualty Group, were higher in 2003, totaling $10.0 million, or $.09 per share-diluted. Despite historically high catastrophe losses, insurance underwriting results for 2003 improved, as 2002 included a charge of $10.1 million for adverse development of prior year loss and loss adjustment expense reserves. Insurance underwriting operations were also affected in 2003 by a reduction in the deferred acquisition costs asset of $7.6 million. Net revenue from investment operations improved to $74.2 million in 2003 from $42.3 million in 2002. This was primarily due to net realized gains in 2003 of $10.4 million, compared to net realized losses of $11.2 million in 2002. Impairment charges of $25.4 million in 2002 were responsible for the 2002 net realized losses. Earnings from the Company's equity investment in EFL, net of tax, increased to $6.9 million in 2003 from $1.6 million in 2002. Income tax expense increased by $3.2 million to recognize deferred taxes on the Company's equity in earnings of EFL in excess of the Company's basis. As a consequence, the effective tax rate in 2003 was 34.7% versus 33.2% in 2002.

Management fee revenue by state and line of business

For the year ended December 31, 2004 *(dollars in thousands)*

State	Private passenger auto	Commercial auto	Homeowners	Commercial multi-peril	Workers' compensation	All other lines of business	Total
District of Columbia	$ 957	$ 110	$ 595	$ 923	$ 1,152	$ 280	$ 4,017
Illinois	8,707	1,975	4,620	3,382	3,473	1,281	23,438
Indiana	18,973	2,338	10,817	3,941	2,313	2,108	40,490
Maryland	57,760	9,949	24,588	9,125	11,576	4,716	117,714
New York	17,485	3,739	4,856	5,758	2,961	1,416	36,215
North Carolina	19,266	6,377	13,448	7,187	5,077	3,816	55,171
Ohio	37,616	7,361	17,320	14,421	—	4,433	81,151
Pennsylvania	243,007	31,382	70,416	39,521	40,523	14,170	439,019
Tennessee	5,703	2,256	3,215	3,652	2,608	1,027	18,461
Virginia	31,336	8,167	14,002	10,264	11,328	4,194	79,291
West Virginia	26,950	3,520	9,018	4,579	—	1,593	45,660
Wisconsin	4,049	474	1,961	1,084	379	592	8,539
Total	$ 471,809	$ 77,648	$ 174,856	$ 103,837	$ 81,390	$ 39,626	$ 949,166

This table is gross of an allowance for management fees returned on mid-term cancellations and the intersegment elimination of management fee revenue.

Analysis of business segments

Management operations

(dollars in thousands)	Years ended December 31 2004	2003	2002
Management fee revenue	$ 945,066	$ 878,380	$ 775,700
Service agreement revenue	21,855	27,127	23,729
Total revenue from management operations	966,921	905,507	799,429
Cost of management operations	724,329	652,256	557,445
Income from management operations	$ 242,592	$ 253,251	$ 241,984
Gross margins	25.1%	28.0%	30.3%
Effective management fee rate	23.75%	24%	25%

Management fees represented 73.7% of the Company's total revenues for 2004 and 74.4% and 76.3% of the Company's total revenues for 2003 and 2002, respectively. The management fee rate set by the Company's Board of Directors and the volume of direct written premiums of the Property and Casualty Group determine the level of management fees. Changes in the management fee rate affect the Company's revenue and net income significantly. In 2004, the management fee rate was set at 23.5% for the first six months of the year and 24.0% for the last six months of the year, averaging 23.75%. The Company's Board of Directors set the management fee rate at 23.75% beginning January 1, 2005. If the management fee rate had been 23.75% in 2003 and 2002, management fee revenue would have been reduced by $9.2 million and $39.4 million, respectively. Net income per share-diluted would have been reduced by $.08 and $.36 for 2003 and 2002, respectively.

Management fees are returned to the Exchange when policyholders cancel their insurance coverage and unearned premiums are refunded to them. The Company maintains an allowance for management fees returned on mid-term policy cancellations that recognizes the management fee anticipated to be returned to the Exchange based on historical mid-term cancellation rates. Management fee revenues were reduced $4.1 million, $3.0 million and $11.9 million in 2004, 2003 and 2002, respectively, due to changes in the allowance. The allowance was first established in 2002. Estimated policy cancellations are partially offset by a change in the allowance for returned commissions on mid-term policy cancellations of $2.0 million, $1.9 million and $5.8 million in 2004, 2003 and 2002, respectively. The cash flows of the Company are unaffected by the recording of the allowances.

Management fee revenue derived from the direct written premiums of the Property and Casualty Group, before consideration of the allowance for mid-term cancellations, rose 7.7% to $949.2 million in 2004 from $881.4 million in 2003. The direct written premiums of the Property and Casualty Group grew by 8.9% in 2004 to $4.0 billion from $3.7 billion in 2003, and grew by 16.6% in 2003 from $3.2 billion in 2002. Increases in average premium per policy, reflective of rate increases in various lines of business, despite declines in new policies issued, contributed to the growth of direct written premiums.

Premium and policy growth of new business has been slower in 2004 relative to 2003 due to the Company's increased emphasis on controlling exposure growth and improving risk selection. Premium rate increases have also contributed to reduced new policy sales and to reduced policy retention.

In August 2004, the Company implemented insurance scoring for underwriting purposes for its private passenger auto and homeowners lines of business in all operating states, except Maryland, in response to changing competitive market conditions. The Company is currently developing a price segmentation model that incorporates insurance scoring, among other risk characteristics, to be deployed during the first half of 2005. The pricing model will provide numerous pricing tiers. It is anticipated the pricing strategy will contribute to an improved competitive position in the marketplace, enhancing agents' sales efforts.

The average premium per policy increased 8.1% to $1,060 in 2004 from $981 in 2003. The average premium per personal lines policy increased 8.6% while commercial lines average premiums increased 6.9% from 2003. The private passenger automobile average premium per policy increased 6.1% to $1,190 in 2004 from $1,122 in 2003. The homeowners average premium per policy increased 17.4% to $546 in 2004 from $465 in 2003. The homeowners line of business increase was reflective of both rate increases realized in 2004 as well as revaluations of property.

Total new business premium written declined 20.5% to $399.0 million in 2004 from $501.9 million in 2003 and $581.5 million in 2002. Personal lines new business premiums written declined 15.7% to $281.0 million from $333.3 million in 2004 and 2003, respectively. Commercial lines new premium decreased 30.2% to $117.5 million in 2004 from $168.4 million in 2003. The trend in new business premiums written in 2004 and 2003 reflects the impact of the increased emphasis on underwriting profitability. Strong growth in new business premiums written in 2002 was influenced by an incentive promotion for ERIE agencies.

Policy retention rates decreased to 88.4% in 2004 from 90.2 % in 2003 and 91.2 % in 2002. Personal lines policy retention rates decreased to 88.8% in 2004 from 90.5% in 2003. Commercial lines policy retention rates declined to 85.1% in 2004 from 87.3% in 2003. The combination of new policies written and the decline in policy retention resulted in a .7% increase in policies in force to 3.8 million from 3.7 million in 2004 and 2003, respectively. Policies in force increased 6.7% to 3.7 million policies in 2003, from 3.5 million policies in 2002.

Increased industry pricing in recent years for commercial and personal insurance allowed the Property and Casualty Group to more adequately price its products while maintaining its competitive position in the insurance marketplace. In 2004 and 2003, more significant rate increases were sought to offset growing loss costs in certain lines. Rate increases accounted for $298.3 million in additional premium for the Property and Casualty Group in 2004, compared to $208.4 million and $122.2 million in 2003 and 2002, respectively. Premium increases anticipated due to pricing actions approved, contemplated or filed and awaiting approval through December 31, 2004, could amount to approximately $7.9 million in additional premium for the Property and Casualty Group in 2005. The anticipated 2005 rate increases are lower as a result of improved experience and the effect of implementing tiered pricing. Regulatory restrictions in certain states surrounding the implementation of tiered pricing resulted in a larger decrease in rates than originally anticipated.

Service agreement revenue includes service charges the Company collects from policyholders for providing extended payment terms on policies written by the Property and Casualty Group. Such service charges amounted to $21.1 million, $19.9 million and $10.9 million in 2004, 2003 and 2002, respectively. During 2002, the Company determined service charges were being recognized on future billing installments at the time a policy was issued instead of at the time each billing was rendered. The Company recorded a one-time adjustment to reduce service charge income by $7.9 million in 2002 to properly reflect service charges earned for the period.

Also included in service agreement revenue is service income received from the Exchange as compensation for the management and administration of voluntary assumed reinsurance from nonaffiliated insurers. The Company received a service fee of 6.0% of nonaffiliated assumed reinsurance premiums in 2004 and 2003 and 7.0% in 2002. These fees totaled $.8 million, $7.2 million and $12.8 million on net voluntary nonaffiliated assumed reinsurance premiums of $13.3 million, $119.8 million and $183.2 million for 2004, 2003 and 2002, respectively. The decrease in 2004 and 2003 service fee income directly correlates with the decision by management to exit the nonaffiliated assumed reinsurance business effective December 31, 2003. A modest amount of reinsurance premium was recorded in 2004 from several treaties that expired during 2004.

The cost of management operations rose 11.1% to $724.3 million in 2004, from $652.3 million in 2003, and 17.0 % in 2003, from $557.4 million in 2002. Commissions to independent agents, which are the largest component of the cost of management operations, include scheduled commissions earned by independent agents on premiums written, accelerated commissions and agent bonuses.

(dollars in thousands)	2004	2003	2002
	Years ended December 31		
Scheduled rate commissions	$ 463,063	$ 421,980	$ 355,098
Accelerated rate commissions	21,972	28,726	25,148
Agent bonuses	46,163	24,034	18,048
Total commissions	$ 531,198	$ 474,740	$ 398,294

Scheduled rate commissions, which include normal commissions and promotional incentives for agents, increased to $463.1 million in 2004, driven by the corresponding increase in premiums written by the Property and Casualty Group of 8.9%. Scheduled commission expense was reduced by $2.0 million, $1.9 million and $5.8 million, in 2004, 2003 and 2002, respectively, related to the changes in the allowance for management fees returned on mid-term policy cancellations discussed previously.

Accelerated rate commissions are offered to newly recruited agents and include their normal scheduled commissions. Accelerated commissions were lower in 2004 as new agency appointments were curtailed for the latter part of 2003, there were fewer new appointments in 2004 and existing accelerated commission contracts expired. The Company slowed agency appointments in conjunction with its efforts to control exposure growth. As new agency appointment efforts will resume in 2005, accelerated commissions will increase accordingly.

The Company has implemented two recent changes to the commission structure, one of which is the 2004 change to the agent bonus program discussed later. Also, effective January 1, 2005, commission rates were reduced for certain new and renewal commercial lines business. The reduction in commercial commission rates is expected to increase net income between $15 million and $20 million in 2005, depending on the volume of commercial premiums written.

Commercial commission rate reductions are effective on premiums collected after December 31, 2004. Reduced rates to be paid in 2005 on uncollected 2004 policy premium amounted to $5.2 million. This reduction was recognized as an adjustment to 2004 commissions and the related year-end accrual in December 2004.

Agent bonuses are based principally upon underwriting profitability of the direct business written within the Property and Casualty Group by the independent agency. The estimate for the bonus is modeled on a monthly basis using the two prior years' actual underwriting data by agency combined with the current year-to-date actual data. The provision for agent bonuses totaled $46.2 million, $24.0 million and $18.0 million in 2004, 2003 and 2002, respectively.

Changes were made to the agent bonus program effective January 1, 2004. The program rewards underwriting profitability based on the agency's property/casualty profitability and now includes a component for growth in agency property and casualty premiums if agencies are profitable. These changes and improved underwriting results in 2004 contributed to an increase in annual agent bonus expense of $22.1 million as compared to 2003. Of the increase, approximately $5.0 million relates to one-time special transition rules for the new bonus.

The cost of management operations, excluding commission costs, increased 8.8% in 2004 to $193.1 million, from $177.5 million in 2003 and 11.5% in 2003 from $159.1 million in 2002. Personnel related costs, which are the second largest component in cost of management operations, drove the increases. The Company's personnel costs increased 12.1% to $115.3 million in 2004 from $102.8 million in 2003, and increased 13.4% in 2003, from $90.7 million in 2002.

In 2004, salaries increased due to a 4.6% increase in staffing levels as well as normal merit pay rate increases. Total employee benefit costs increased 12.9% in 2004 driven by increases in health and retirement plan benefit costs. Health care costs rose 6.8% to $9.9 million in 2004 from $9.3 million in 2003. Health care costs grew due to increased plan enrollment and increases in medical costs within the various plans offered by the Company. The Company's health plans are self-insured. Retirement and savings plan benefit costs increased 47.9% to $9.9 million in 2004 from $6.7 million in 2003. The majority of this increase was due to an increase in participants as well as changes in plan assumptions. The assumed discount rate used to calculate 2004 pension expense was 6.00%, compared to 6.75% used to calculate 2003 expense. The assumed discount rate selected to calculate the 2005 pension expense is 6.00%, consistent with 2004.

Insurance underwriting operations

(dollars in thousands)	2004	2003	2002
	Years ended December 31		
Premiums earned	$ 208,202	$ 191,592	$ 163,958
Losses and loss adjustment expenses incurred	153,220	152,984	139,225
Policy acquisition and other underwriting expenses	59,346	63,549	51,865
Total losses and expenses	212,566	216,533	191,090
Underwriting loss	$ (4,364)	$ (24,941)	$ (27,132)

The following table reconciles the underwriting results of the Property and Casualty Group on a statutory accounting basis (SAP) to the underwriting results of the Company on a GAAP basis. The detail of the Property and Casualty Group provides financial data for the direct business and the reinsurance business separately.

Reconciliation of Property and Casualty Group Underwriting Results to Company Underwriting Results

	Years ended December 31		
(dollars in thousands)	**2004**	**2003**	**2002**
Property and Casualty Group Insurance Underwriting Operations (SAP Basis)			
Direct underwriting results:			
Direct written premium	$ 3,997,330	$ 3,672,419	$ 3,150,400
Premium earned	3,877,844	3,460,792	2,904,303
Loss and loss adjustment expenses incurred	2,623,731	2,808,678	2,608,935
Policy acquisition and other underwriting expense	1,105,028	1,023,177	985,207
Total losses and expense	3,728,759	3,831,855	3,594,142
Direct underwriting income (loss)	149,085	(371,063)	(689,839)
Nonaffiliated reinsurance underwriting results—net	(24,538)	(32,588)	36,373
Net underwriting gain (loss) (SAP Basis)	124,547	(403,651)	(653,466)
Erie Indemnity Company Insurance Underwriting Operations (SAP to GAAP Basis)			
Percent of pool assumed by Company	5.5%	5.5%	5.5%
Company preliminary underwriting income (loss):			
Direct	8,200	(20,408)	(37,941)
Nonaffiliated reinsurance	(1,350)	(1,793)	2,000
Net underwriting gain (loss) (SAP Basis)	6,850	(22,201)	(35,941)
Excess-of-loss premiums ceded to the Exchange	(3,628)	(2,530)	(2,138)
Reinsurance (charges) recoveries under excess-of-loss agreement	(7,740)	6,461	8,815
SAP to GAAP adjustments	154	(6,671)	2,132
Company underwriting loss (GAAP Basis)	$ (4,364)	$ (24,941)	$ (27,132)

The GAAP combined ratio represents the ratio of losses, loss adjustment, acquisition and other underwriting expenses incurred to premiums earned. The GAAP combined ratios of the Company are different than the results of the Property and Casualty Group due to certain GAAP adjustments and the effects of the excess-of-loss reinsurance agreement between the Company's property/casualty insurance subsidiaries and the Exchange. The statutory combined ratio as reported and the statutory combined ratio after being adjusted for the profit component paid to the Company are also presented below for the Property and Casualty Group:

	Years ended December 31		
	2004	**2003**	**2002**
Company GAAP combined ratio	102.1	113.0	116.5
Statutory combined ratio	95.6	109.5	118.5
Statutory combined ratio, excluding catastrophes	93.7	104.4	114.3
Adjusted statutory combined ratio	90.1	103.3	111.8
Adjusted statutory combined ratio, excluding catastrophes	88.2	98.2	107.6

Direct

The Company's insurance subsidiaries' share of the Property and Casualty Group's direct business generated underwriting gains of $8.2 million in 2004, compared to underwriting losses of $20.4 million and $37.9 million in 2003 and 2002, respectively. The Property and Casualty Group's statutory combined ratio calculated on direct business only was 95.4, 109.8 and 119.3 for 2004, 2003 and 2002, respectively. The improvement in 2004 underwriting results on direct business reflects the impact of the underwriting profitability initiatives implemented in 2003 to help offset increased claim severity and control exposure growth. Additionally, the Property and Casualty Group experienced positive development on losses of prior accident years of $71.6 million in 2004, compared to adverse development on losses of prior accident years of $4.2 million in 2003. Catastrophe losses of the Property and Casualty Group were $73.3 million, $182.7 million and $128.4 million in 2004, 2003 and 2002, respectively.

The 2003 underwriting losses on direct business resulted primarily from continued increases in claims severity and increased catastrophe losses. Claims severity rose in 2003 in certain lines of business at rates much higher than general inflation. While loss reserves continued to grow in 2003, this growth was a reflection of increases in exposure, not deterioration in prior year reserves.

Underwriting profitability initiatives—Underwriting profitability initiatives implemented in 2003, and continued throughout 2004, addressed loss trends by controlling exposure growth, improving underwriting risk selection, instituting programs to control loss severity and obtaining additional premium on risks through rate increases. These actions contributed to a reduced growth rate of the Property and Casualty Group's new and renewal premium and reduced policy retention rates in 2004. Offsetting the negative impacts on growth and policy retention from more rigorous underwriting practices are the beneficial impacts to underwriting profitability. As the quality of business improves, underwriting profitability should continue to improve and premium increases can be minimized, making the insurance products more attractive to potential and existing customers.

In August 2004, the Property and Casualty Group implemented the use of insurance scoring in underwriting to maintain and enhance underwriting fundamentals and risk selection capabilities for the private passenger auto and homeowners lines of business. Insurance scoring is used by many property/casualty insurers to more accurately predict the likelihood of future claims. The costs incurred in 2004 to obtain insurance scores on new applications totaled $1.7 million and is reflected in the cost of management operations in the management operations segment of the Consolidated Statement of Operations. The Company expects to incur approximately $4.6 million to obtain insurance scores for pricing purposes on both new and renewal business in 2005.

Rate change impacts—Some of the rate increases implemented by the Property and Casualty Group were earned in 2004, which contributed to the improved statutory combined ratio on direct business. In 2004 and 2003, substantial rate increases were filed by the Property and Casualty Group for certain lines of business in various states to offset the growing loss costs in those lines of business. The Property and Casualty Group writes one-year policies; therefore, rate increases take 24 months to be reflected fully in earned premiums, as it takes 12 months to implement rate increases to all policyholders and 12 months more to earn fully the increased premiums. Premium rate increases are not expected to continue at the level experienced in recent years as the Property and Casualty Group's underwriting results improve and the general market conditions change.

Development of loss reserves—The Company's share of the Property and Casualty Group's positive development on losses for prior accident years was $3.9 million in 2004, compared to its share of adverse development on losses for prior accident years of $0.2 million in 2003. The positive development on losses of prior accident years in 2004 was experienced primarily in the homeowners and commercial multi-peril lines of business. Generally, the Company experienced improving loss development trends, which were reflected in the new estimate of prior year reserves. Contributing to the improving loss development on prior accident year losses was the implementation of new claims tools such as new property loss estimation software, which helps in controlling claims severity. Additionally, property adjusters continue to receive extensive third-party training in property claims estimating in 2004. Property occurrences make up a majority of the claims in the homeowners line of business and approximately half of the commercial multi-peril claims.

The remaining commercial multi-peril occurrences are liability claims. In 2003, certain unusual and significant claims emerged that related to prior years and were factored into the trend analysis resulting in higher reserves in 2003. These trends did not continue into 2004 which led to an improvement in prior accident year loss reserves.

Increased losses were experienced in 2002 primarily due to adverse development of the loss reserves for prior accident years, principally in certain private passenger and commercial automobile coverages. During 2002, the Property and Casualty Group increased loss and loss adjustment reserves by $184.1 million, of which the Company's 5.5% share amounted to $10.1 million. The Company's share of this reserve strengthening related to the following lines of business: $7.6 million in private passenger automobile, $1.1 million in commercial automobile, $0.6 million in homeowners and $0.8 million in other personal and commercial lines. About half of the reserve strengthening related to prior accident years.

Catastrophe losses—Catastrophes are an inherent risk of the property/casualty insurance business and can have a material impact on the Company's insurance underwriting results. In addressing this risk, the Company employs what it believes are reasonable underwriting standards and monitors its exposure by geographic region. The Property and Casualty Group maintains catastrophe reinsurance coverage from unaffiliated insurers (see p. 66). Additionally, the Company's property/casualty insurance subsidiaries' all-lines excess-of-loss reinsurance agreement with the Exchange should substantially mitigate the effect of catastrophe losses on the Company's financial position.

During 2004, 2003 and 2002, the Company's share of catastrophe losses, as defined by the Property and Casualty Group, amounted to $4.0 million, $10.0 million and $7.1 million, respectively. The 2003 catastrophe losses were largely driven by Hurricane Isabel, which affected the states of North Carolina, Maryland, Virginia, Pennsylvania and the District of Columbia. Catastrophe losses in 2004 contributed 1.9 points to the Company's GAAP combined ratio, compared to 5.2 points in 2003 and 4.3 points in 2002.

Reinsurance

The Company's property/casualty insurance subsidiaries' nonaffiliated reinsurance business includes its share of the Property and Casualty Group's voluntary and involuntary assumed reinsurance business and ceded reinsurance business. The Exchange exited the voluntary assumed reinsurance business as of December 31, 2003, to allow the Property and Casualty Group to focus on its core business and lessen its underwriting exposure. The effects of the excess-of-loss reinsurance agreement between the Company's property/casualty insurance subsidiaries and the Exchange is also reflected in the reinsurance business when looking at the Company's results on a segment basis. The excess-of-loss reinsurance agreement is not subject to the intercompany pooling agreement and is presented after the effects of the pool in the previous reconciliation table.

The Company's property/casualty insurance subsidiaries recorded charges of $7.7 million in 2004 under the excess-of-loss reinsurance agreement with the Exchange, compared to recoveries of $6.5 million and $8.8 million in 2003 and 2002, respectively. No cash payments have been made between the companies in 2004, 2003 or 2002 for these recoveries as the agreement states the reimbursement is made when the claims are paid. The agreement also states that any unpaid loss recoverables will be commuted 60 months after that annual period expires. The 1999 accident year will be settled in the first quarter of 2005. These adjustments are recorded to the Company's loss and loss adjustment expenses on the Consolidated Statements of Operations.

The annual premium paid to the Exchange under this agreement totaled $3.6 million, $2.5 million and $2.1 million in 2004, 2003 and 2002, respectively.

(Charges) Recoveries by accident year are as follows:

(dollars in thousands)

Calendar year	Accident year 2003	2002	2001	2000	1999	Total (charges) recoveries
2004	$(6,012)	$ (33)	$(1,637)	$ (488)	$ 430	$ (7,740)
2003	6,012	(1,969)	2,645	(57)	(170)	6,461
2002		2,002	2,176	2,213	2,424	8,815

During calendar year 2003, the $6.0 million in recoveries from the 2003 accident year included the loss recoveries from the losses incurred as a result of Hurricane Isabel.

Policy acquisition and other underwriting expenses

Policy acquisition and other underwriting expenses of the Property and Casualty Group include the management fee due to the Company of $949.2 million, $881.4 million and $787.6 million in 2004, 2003 and 2002, respectively. The amount presented on the Company's Statements of Operations as management fee revenue reflects the elimination of intercompany management fee revenue between the Erie Insurance Company, the Erie Insurance Company of New York and the Company, and the allowance for mid-term policy cancellations.

Prior to 2004, included in the Company's policy acquisition and other underwriting expenses were the property/casualty insurance subsidiaries' share of costs related to the eCommerce initiative. These costs relate to application development expenses associated with the eCommerce initiative covered under an intercompany technology cost-sharing agreement ("Agreement"). The Agreement provides that the application development costs and the related enabling technology costs, such as technical infrastructure and architectural tools, will be shared among the Property and Casualty Group in a manner consistent with the sharing of property/casualty underwriting results under the existing intercompany pooling agreement. Since the amounts are pooled within the Exchange and ceded to members of the pooling agreement at their participation levels, the Company, by way of its insurance subsidiaries, incurs a 5.5 % share of these costs. Costs associated with the eCommerce initiative totaled $2.5 million and $3.9 million for 2003 and 2002, respectively. Beginning in 2004, the Company's property/casualty insurance subsidiaries recorded an intangible asset for the related costs of $1.3 million that were incurred in that year. The eCommerce system is owned by the Exchange with the Company's property/casualty insurance subsidiaries having a perpetual right to use the system under the Agreement. Amortization of the intangible asset will begin once the system is placed into use.

Included in the SAP to GAAP amounts are adjustments to defer policy acquisition costs as an asset. SAP requires all expenses to flow through the income statement while GAAP allows the deferral of certain underwriting and acquisition costs. In 2003, the Company recorded a charge to reduce its deferred acquisition cost asset (DAC). Previously, the Company recorded as DAC the management fee paid to the Company by its wholly-owned property/casualty insurance subsidiaries through their assumed share of the intercompany reinsurance pool. These costs were being deferred at the full amount of the management fee, which included an intercompany profit component. During 2003, the DAC asset was adjusted to reflect only the underlying policy acquisition costs to the Company of the 5.5% pooled business. The 2003 adjustment of the DAC asset resulted in a one-time, non-cash charge of $.07 to net income per share-diluted.

Investment operations

	Years ended December 31		
(dollars in thousands)	**2004**	**2003**	**2002**
Net investment income	$ 60,988	$ 58,298	$ 55,440
Net realized gains (losses) on investments	18,476	10,445	(11,237)
Equity in earnings of EFL	5,598	7,429	1,732
Equity in earnings (losses) of limited patnerships	8,655	(2,000)	(3,654)
Net revenue from investment operations	$ 93,717	$ 74,172	$ 42,281

The increase in net revenue from investment operations in 2004 was largely due to the increase in realized gains on investments attributable to the sale of common stock securities. The improvement in limited partnership earnings was the result of improved performance in both private equity and mezzanine debt partnerships. Additionally, impairment charges on limited partnerships were $1.2 million in 2004, compared to impairment charges of $5.0 million in 2003. In 2002, net realized losses included $25.4 million in impairment charges primarily related to bonds in the communications and energy sectors.

Net investment income increased 4.6% in 2004 and 5.2% in 2003. Included in net investment income are primarily interest and dividends on the Company's fixed maturity and equity security portfolios. Increases in investments in taxable bonds contributed to the growth in net investment income in 2004 and 2003. However, declines in overall market yields caused a lower growth rate in 2004 investment income, compared to 2003.

The Company's performance of its fixed maturities and equity securities, compared to selected market indices, is presented below.

Pre-tax annualized returns

	Two years ended December 31, 2004
Fixed maturities—corporate	7.65%
Fixed maturities—municipal	3.89 (1)
Preferred stock	8.98 (1)
Common stock	17.21
Other indices:	
Lehman Brothers—U.S. Aggregate	4.22%
S&P 500 Composite Index	19.41

(1) Returns on municipal fixed maturities and preferred stocks have tax-equivalent yields of 6.5% and 10.92%, respectively.

Limited partnership earnings pertain to investments in U.S. and foreign private equity, real estate and mezzanine debt partnerships. Private equity and mezzanine debt limited partnerships generated realized gains of $4.3 million in 2004 ,compared to losses of $5.3 million in 2003. As mentioned above, included in the partnerships' realized losses are impairment charges of $1.2 million and $5.0 million in 2004 and 2003, respectively. Real estate limited partnerships reflected earnings of $4.4 million in 2004, compared to $3.3 million in 2003.

The Company's 21.6% ownership of EFL is accounted for under the equity method of accounting. The Company's 2004 earnings from its investment in EFL decreased due to lower net realized gains of EFL of $9.4 million in 2004, compared to $13.2 million in 2003.

Financial condition

Investments

The Company's investment strategy takes a long-term perspective emphasizing investment quality, diversification and superior investment returns. Investments are managed on a total return approach that focuses on current income and capital appreciation. The Company's investment strategy also provides for liquidity to meet the short- and long-term commitments of the Company. At December 31, 2004 and 2003, the Company's investment portfolio of investment-grade bonds, common stock, investment-grade preferred stock and cash and cash equivalents represents 39.4% and 39.6%, respectively, of total assets. These investments provide the liquidity the Company requires to meet the demands on its funds.

Distribution of investments

(dollars in thousands)	Carrying value at December 31 2004	%	2003	%
Fixed maturities	$ 974,512	74	$ 879,361	74
Equity securities:				
Preferred stock	143,851	11	148,952	13
Common stock	58,843	4	40,451	3
Limited partnerships	130,464	10	111,218	9
Real estate mortgage loans	5,044	1	5,182	1
Total investments	$1,312,714	100%	$1,185,164	100%

The Company continually reviews the investment portfolio to evaluate positions that might incur other-than-temporary declines in value. For all investment holdings, general economic conditions and/or conditions specifically affecting the underlying issuer or its industry, including downgrades by the major rating agencies, are considered in evaluating impairment in value. In addition to specific factors, other factors considered in the Company's review of investment valuation are the length of time the market value is below cost and the amount the market value is below cost.

There is a presumption of impairment for common equity securities and equity limited partnerships when the decline is, in management's opinion, significant and of an extended duration. The Company considers market conditions, industry characteristics and the fundamental operating results of the issuer to determine if sufficient objective evidence exists to refute the presumption of impairment. When the presumption of impairment is confirmed, the Company will recognize an impairment charge to operations. Common stock impairments are included in realized losses in the Consolidated Statements of Operations. For limited partnerships, the impairment charge is included as a component of equity in losses of limited partnerships in the Consolidated Statements of Operations.

For fixed maturity and preferred stock investments, the Company individually analyzes all positions with emphasis on those that have, in management's opinion, declined significantly below cost. The Company considers market conditions, industry characteristics and the fundamental operating results of the issuer to determine if the decline is due to changes in interest rates, changes relating to a decline in credit quality, or other issues affecting the investment. A charge is recorded in the Consolidated Statements of Operations for positions that have experienced other-than-temporary impairments due to credit quality or other factors, or for which it is not the intent of the Company to hold the position until recovery has occurred.

Fixed maturities

Under its investment strategy, the Company maintains a fixed maturities portfolio that is of high quality and well diversified within each market sector. This investment strategy also achieves a balanced maturity schedule in order to moderate investment income in the event of interest rate declines in a year in which a large amount of securities could be redeemed or mature. The fixed maturities portfolio is managed with the goal of achieving reasonable returns while limiting exposure to risk.

Diversification of fixed maturities
Carrying value at December 31, 2004



U.S. industrial & misc....46%
Foreign....14%
Special revenue....13%
States & political subdivisions....9%
Public utilities....7%
Mortgage-backed securities....5%
Redeemable preferred stock....3%
Other....3%

The Company's fixed maturity investments include 96.4% of high-quality, marketable bonds and redeemable preferred stock, all of which were rated at investment-grade levels (above Ba1/BB+) at December 31, 2004. Included in this investment-grade category are $352.1 million, or 36.1%, of the highest quality bonds and redeemable preferred stock rated Aaa/AAA or Aa/AA or bonds issued by the United States government. Generally, the fixed maturities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with that used by the rating agencies. Management classifies all fixed maturities as available-for-sale securities, allowing the Company to meet its liquidity needs and provide greater flexibility for its investment managers to appropriately respond to changes in market conditions or strategic direction.

Quality* of fixed maturities
Carrying value at December 31, 2004



Aaa/AAA....26%
Aa/AA....10%
A....22%
Baa/BBB....38%
Ba/BB or lower....4%

* As rated by Standard & Poor's or Moody's Investor's Services, Inc.

Securities classified as available-for-sale are carried at market value with unrealized gains and losses net of deferred taxes included in shareholders' equity. At December 31, 2004, the net unrealized gain on fixed maturities, net of deferred taxes, amounted to $22.9 million, compared to $29.1 million at December 31, 2003.

Equity securities

The Company's equity securities consist of common stock and nonredeemable preferred stock. Investment characteristics of common stock and nonredeemable preferred stock differ substantially from one another. The Company's nonredeemable preferred stock portfolio provides a source of highly predictable current income that is competitive with investment-grade bonds. Nonredeemable preferred stocks generally provide for fixed rates of return that, while not guaranteed, resemble fixed income securities and are paid before common stock dividends. Common stock provides capital appreciation potential within the portfolio. Common stock investments inherently provide no assurance of producing income because dividends are not guaranteed. At December 31, 2004, equity securities represented 15.4% of total invested assets.

Diversification of equity securities
Carrying value at December 31, 2004


(1) U.S. industrial & misc 23%
(1) U.S. banks, trusts & insurance companies.................4%
(1) Foreign.......................................1%
(1) Other..1%
(2) U.S. industrial & misc 29%
(2) U.S. banks, trusts & insurance companies...............23%
(2) Public utilities...........................12%
(2) Foreign.......................................7%

(1) Common stock (2) Nonredeemable preferred stock

The Company's equity securities are carried on the Consolidated Statements of Financial Position at market value. At December 31, 2004, the net unrealized gain on equity securities, net of deferred taxes, amounted to $17.4 million, compared to $24.1 million at December 31, 2003.

Limited partnership investments

The Company's limited partnership investments include U.S. and foreign private equity, real estate and mezzanine debt investments. During 2004, limited partnership investments increased $19.3 million to $130.5 million. Mezzanine debt and real estate limited partnerships, which comprise 51.0% of the total limited partnerships, produce a more predictable earnings stream while private equity limited partnerships, which comprise 49.0% of the total limited partnerships, tend to provide a less predictable earnings stream but the potential for greater long-term returns.

Distribution of limited partnership investments

	Carrying value at December 31	
(dollars in thousands)	**2004**	**2003**
Private equity	$ 63,934	$ 56,207
Real estate	44,106	39,341
Mezzanine debt	22,424	15,670
Total limited partnerships	$ 130,464	$ 111,218

Liabilities

Property/casualty loss reserves

Loss reserves are established to account for the estimated ultimate costs of loss and loss adjustment expenses for claims that have been reported but not yet settled and claims that have been incurred but not reported.

Loss and loss adjustment expense reserves are presented on the Company's Statements of Financial Position on a gross basis for EIC, ENY and EPC, the property/casualty insurance subsidiaries of the Company that wrote about 17.9% of the direct property/casualty premiums of the Property and Casualty Group. Under the terms of the Property and Casualty Group's quota share and intercompany pooling arrangement, a significant portion of these reserve liabilities are recoverable. Recoverable amounts are reflected as an asset on the Company's Statements of Financial Position. The direct and assumed loss and loss adjustment expense reserves by major line of business and the related amount recoverable under the intercompany pooling arrangement and excess-of-loss reinsurance agreement are presented below:

Loss and loss adjustment expense reserve

	As of December 31	
(dollars in thousands)	**2004**	**2003**
Gross reserve liability		
Personal:		
Private passenger auto	$ 400,609	$ 363,988
Catastrophic injury	86,239	81,153
Homeowners	22,798	22,433
Other personal	6,322	4,793
Commercial:		
Workers' compensation	216,808	190,018
Commercial auto	78,646	68,564
Commercial multi-peril	63,118	57,996
Catastrophic injury	454	452
Other commercial	15,288	12,409
Reinsurance	52,752	43,730
Gross reserves	943,034	845,536
Reinsurance recoverables	765,563	687,819
Net reserve liability	$ 177,471	$ 157,717

As discussed previously, loss and loss adjustment expense reserves are developed using multiple estimation methods that result in a range of estimates for each product coverage group. The estimate recorded is a function of detailed analysis of historical trends. The product coverage that has the greatest potential for variation is the automobile catastrophic injury liability reserve. The range of reasonable estimates, on a net basis, for the automobile catastrophic injury liability reserve, for both personal and commercial is from $139 million to $339 million for the Property and Casualty Group. The reserve carried by the Property and Casualty Group at December 31, 2004 was $200 million, which is the Company's best estimate of liability. The Company's property/casualty subsidiaries share of the net automobile catastrophic injury liability reserve is $11 million at December 31, 2004.

The potential variability in these reserves can be primarily attributed to automobile no-fault claims incurred prior to 1986. The automobile no-fault law in Pennsylvania at that time provided for unlimited medical benefits. There are currently 392 claimants requiring lifetime medical care of which 79 involve catastrophic injuries. The estimation of ultimate liabilities for these claims is subject to significant judgment due to assumptions that must be made for mortality rates, medical inflation costs, changes in medical technologies and variations in claimant health over time.

It is anticipated that these automobile no-fault claims will require payments over approximately the next 40 years. The impact of medical cost inflation in future years is a significant variable in estimating this liability over 40 years. A 100-basis point change in the medical cost inflation assumption would result in a change in net liability for the Company of $2 million. Claimants' future life expectancy is another significant variable. The life expectancy assumption underlying the estimate reflects experience to date. Actual experience, different than that assumed, could have a significant impact on the reserve estimate. The Company's share of the automobile catastrophic injury claim payments made during 2004 was $.5 million.

At December 31, 2004, the Property and Casualty Group's estimated total loss exposure related to the events of September 11th remained at $150 million. At December 31, 2004, paid claims and case reserves on reported claims total $78.8 million, with an additional exposure to adverse development of $71.2 million if every claim ultimately develops into the full layer limit loss. The estimate of assumed loss and loss adjustment expense reserves was derived from thoroughly reviewing all outstanding reinsurance contracts for potential exposure. However, estimation of ultimate liabilities for these claims is difficult due to uncertainties regarding delays in claim investigation, lengthy emergence periods for claims such as respiratory disorders, and coverage disputes with respect to the number of events. The most critical factor in the estimation of these losses is whether the destruction of the World Trade Center Towers will be considered a single event or two separate events.

The Company believes the current reserves should be sufficient to absorb the potential development that may occur should the destruction of the World Trade Center Towers be considered two separate events. No losses were recognized by the Company's property/casualty insurance subsidiaries in 2004 or 2003 related to the World Trade Center attack.

Impact of inflation

Property/casualty insurance premiums are established before losses and loss adjustment expenses, and the extent to which inflation may impact such expenses are known. Consequently, in establishing premium rates, the Company attempts to anticipate the potential impact of inflation.

Quantitative and qualitative disclosures about market risk

The Company is exposed to potential loss from various market risks, including changes in interest rates, equity prices, foreign currency exchange rate risk and credit risk.

Interest rate risk

The Company's exposure to interest rates is concentrated in the fixed maturities portfolio. The fixed maturities portfolio comprises 74.2% of invested assets at December 31, 2004 and 2003. The Company does not hedge its exposure to interest rate risk since it has the capacity and intention to hold the fixed maturity positions until maturity. The Company calculates the duration and convexity of the fixed maturities portfolio each month to measure the price sensitivity of the portfolio to interest rate changes. Duration measures the relative sensitivity of the fair value of an investment to changes in interest rates. Convexity measures the rate of change of duration with respect to changes in interest rates. These factors are analyzed monthly to ensure that both the duration and convexity remain in the targeted ranges established by management.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

	As of December 31, 2004	
(dollars in thousands)	**Principal cash flows**	**Weighted-average interest rate**
Fixed maturities, including notes from EFL:		
2005	$ 59,294	5.9%
2006	76,236	4.5
2007	79,242	4.6
2008	100,742	4.7
2009	100,834	4.9
Thereafter	557,643	5.9
Total	$ 973,991	
Market value	$1,014,512	

(dollars in thousands)	As of December 31, 2003 Principal cash flows	Weighted-average interest rate
Fixed maturities, including note from EFL:		
2004	$ 52,088	5.5%
2005	55,968	5.4
2006	68,408	4.7
2007	71,150	4.9
2008	89,957	5.1
Thereafter	537,078	6.0
Total	$ 874,649	
Market value	$ 919,361	

Actual cash flows may differ from those stated as a result of calls, prepayments or defaults. It is probable that the Company would allow EFL to renew the $15 million surplus note that is currently scheduled to be paid on December 31, 2005, into a new note with a later maturity date. Therefore, principal cash inflows of $59.3 million presented above for 2005 may be reduced to $44.3 million.

A sensitivity analysis is used to measure the potential loss in future earnings, fair values or cash flows of market-sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected period. In the Company's sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible changes in those rates. The following pro forma information is presented assuming a 100-basis point increase in interest rates at December 31 of each year and reflects the estimated effect on the fair value of the Company's fixed maturity investment portfolio. The Company used the modified duration of its fixed maturity investment portfolio to model the pro forma effect of a change in interest rates at December 31, 2004 and 2003.

Fixed maturities interest-rate sensitivity analysis 100-basis point rise in interest rates

(dollars in thousands)	As of December 31 2004	2003
Current market value	$1,014,512	$ 919,361
Change in market value (1)	(37,251)	(40,160)
Pro forma market value	$ 977,261	$ 879,201
Modified duration (2)	4.2	4.4

(1) The change in market value is calculated by taking the negative of the product obtained by multiplying (i) modified duration by (ii) change in interest rates by (iii) market value of the portfolio.

(2) Modified duration is a measure of a portfolio's sensitivity to changes in interest rates. It is interpreted as the approximate percentage change in the market value of a portfolio for a certain basis point change in interest rates.

Equity price risk

The Company's portfolio of marketable equity securities, which is carried on the Consolidated Statements of Financial Position at estimated fair value, has exposure to price risk, the risk of potential loss in estimated fair value resulting from an adverse change in prices. The Company does not hedge its exposure to equity price risk inherent in its equity investments. The Company's objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities. Portfolio holdings are diversified across industries and among exchange traded mid- to large-cap stocks. The Company measures risk by comparing the performance of the marketable equity portfolio to benchmark returns such as the S&P 500. The Company does not hedge its equity to price risk.

The Company's portfolio of limited partnership investments has exposure to market risks, primarily relating to the financial performance of the various entities in which they invested. The limited partnership portfolio comprises 9.9% and 9.4% of total invested assets at December 31, 2004 and 2003, respectively. These investments consist primarily of equity and mezzanine investments in small, medium and large companies and in real estate. The Company achieves diversification within the limited partnership portfolio by investing in 72 partnerships that have 1,462 distinct investments. The Company reviews at least quarterly the limited partnership investments by sector, geography and vintage year. These limited partnership investments are diversified to avoid concentration in a particular industry or geographic area. The Company performs extensive research prior to investment in these partnerships.

Foreign currency risk

The Company has foreign currency risk in the limited partnership portfolio. The limited partnership portfolio includes approximately $21.4 million of partnerships that are denominated in Euros and $1.0 million denominated in British pounds sterling (pounds). The Company also is exposed to foreign currency risk through commitments to Euro-denominated and pound-denominated partnerships of approximately $18.6 million and $5.0 million, respectively. The foreign currency risk in the partnerships and the commitments due, denominated in Euros and pounds, are partially offsetting. This risk is not hedged, although the Euro and pound rates are monitored daily and the Company may decide to hedge all or some of the partnership-related foreign currency risk at some time in the future.

Credit risk

The Company's objective is to earn competitive returns by investing in a diversified portfolio of securities. The Company's portfolios of fixed maturity securities, nonredeemable preferred stock, mortgage loans and, to a lesser extent, short-term investments are subject to credit risk. This risk is defined as the potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. The Company manages this risk by performing upfront underwriting analysis and ongoing reviews of credit quality by position and for the fixed maturity portfolio in total. The Company does not hedge the credit risk inherent in its fixed maturity investments.

The Company is also exposed to a concentration of credit risk with the Exchange. See the previous section, "Transactions and Agreements with Related Parties," for further discussion of this risk.

Liquidity and capital resources

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. The Company's major sources of funds from operations are the net cash flow generated from management operations, the net cash flow from Erie Insurance Company's and Erie Insurance Company of New York's 5.5% participation in the underwriting results of the reinsurance pool with the Exchange, and investment income from affiliated and nonaffiliated investments.

The Company generates sufficient net positive cash flow from its operations to fund its commitments and build its investment portfolio, thereby increasing future investment returns. The Company maintains a high degree of liquidity in its investment portfolio in the form of readily marketable fixed maturities, equity securities and short-term investments. Net cash flows provided by operating activities for the years ended December 31, 2004, 2003 and 2002, were $220.6 million, $225.4 million and $187.6 million, respectively.

Cash flows provided by operating activities may be impacted in 2005 by the reduction in certain commercial commission rates, which became effective January 1, 2005. Salaries, wages and employee benefits paid could impact future cash flows used in operating activities by the redeployment of staff from the eCommerce project to the Company.

With respect to the management fee, funds are received generally from the Exchange on a premiums-collected basis. The Company has a receivable from the Exchange and affiliates related to the management fee receivable from premiums written, but not yet collected, as well as the management fee receivable on premiums collected in the current month. The Company pays nearly all general and administrative expenses on behalf of the Exchange and other affiliated companies. The Exchange generally reimburses the Company for these expenses on a paid basis each month.

Management fee and other cash settlements due at December 31 from the Exchange were $207.2 million and $195.7 million in 2004 and 2003, respectively. A receivable from EFL for cash settlements totaled $4.3 million at December 31, 2004, compared to $3.4 million at December 31, 2003. The receivable due from the Exchange for reinsurance recoverable from unpaid loss and loss adjustment expenses and unearned premium balances ceded to the intercompany reinsurance pool rose 13.8% to $893.8 million from $785.1 million at December 31, 2004 and 2003, respectively. These increases are the result of corresponding increases in direct loss reserves, loss adjustment expense reserves and unearned premium reserves of the Company's property/casualty insurance subsidiaries that are ceded to the Exchange under the intercompany pooling agreement. The increase in the property/casualty insurance subsidiaries reserves ceded to the Exchange is a result of a corresponding increase in direct premium written by the Company's property/casualty insurance subsidiaries. The increase in the property/casualty insurance subsidiaries' direct written premium was 3.8% and 15.1% for the years ended December 31, 2004 and 2003, respectively. Total receivables from the Exchange represented 13.3% of the Exchange's assets at December 31, 2004, and 12.2% at December 31, 2003.

Cash outflows are variable because the fluctuations in settlement dates for claims payments vary and cannot be predicted with absolute certainty. While volatility in claims payments could be significant for the Property and Casualty Group, the effect on the Company of this volatility is mitigated by the intercompany reinsurance pooling arrangement. The exposure for large loss payments is also mitigated by the Company's excess-of-loss reinsurance agreement with the Exchange. The cash flow requirements for claims have not historically been significant to the Company's liquidity. Based on a historical 15-year average, about 50% of losses and loss adjustment expenses included in the reserve are paid out in the subsequent 12-month period and approximately 89% is paid out within a five-year period. Losses that are paid out after that five-year period are comprised of such long-tail lines as workers compensation indemnity claims and other long-term medical lines including auto bodily injury. Such payments are reduced by recoveries under the intercompany reinsurance pooling agreement.

The Company has certain obligations and commitments to make future payments under various contracts. As of December 31, 2004, the aggregate obligations were:

		Payments due by period			
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Fixed obligations:					
Limited partnership commitments	$ 126,470	$ 30,943	$ 61,103	$ 26,528	$ 7,896
Other commitments	30,069	15,795	12,557	1,717	–
Operating leases—real estate	9,099	3,032	4,563	1,504	–
Operating leases—computer	3,338	2,108	1,230	–	–
Financing arrangements	1,060	469	591	–	–
Fixed contractual obligations	170,036	52,347	80,044	29,749	7,896
Gross loss and loss expense reserves	943,034	471,517	277,252	92,417	101,848
Gross contractual obligations	1,113,070	523,864	357,296	122,166	109,744
Estimated reinsurance recoverables	765,563	382,782	225,075	75,025	82,681
Estimated reimbursements from affiliates	29,274	14,405	12,714	2,155	–
Net contractual obligations	$ 318,233	$ 126,677	$ 119,507	$ 44,986	$ 27,063

The limited partnership commitments included in the table above will be funded as required for capital contributions at any time prior to the agreement expiration date. The commitment amounts are presented using the expiration date as the factor by which to age when the amounts are due. At December 31, 2004, the total commitment to fund limited partnerships that invest in private equity securities is $57.7 million, real estate activities $50.0 million and mezzanine debt of $18.8 million. The Company expects to have sufficient cash flows from operations and from positive cash flows generated from existing limited partnership investments to meet these partnership commitments.

The other commitments include various agreements for service, including such things as computer software, telephones, and maintenance. Of the total $30.1 million obligation, approximately $20.9 million will be reimbursed to the Company from its affiliates. The Company has operating leases for 16 of its 23 field offices that are operated in the states in which the Property and Casualty Group does business. Of the total $9.1 million obligation, approximately $5.1 million will be reimbursed to the Company from its affiliates. Of the $3.3 million obligation related to the operating leases for computer equipment which were entered into in conjunction with the eCommerce initiative, approximately $1.9 million will be reimbursed to the Company from its affiliates.

Not included in the table above are the obligations for the Company's unfunded benefit plans, including the Supplemental Employee Retirement Plan (SERP) for its executive and senior management and the directors' retirement plan. The recorded accumulated benefit obligations for these plans at December 31, 2004, is $13.8 million. The Company expects to have sufficient cash flows from operations to meet the future benefit payments as they become due.

There are no off-balance sheet obligations related to the variable interest the Company has in the Exchange. Any liabilities between the Exchange and the Company are recorded in the Consolidated Statements of Financial Position of the Company. The Company has no other material off-balance sheet obligations or guarantees.

Proceeds from the sales, calls and maturities of fixed maturity positions totaled $263.4 million, $359.0 million and $232.5 million in 2004, 2003 and 2002, respectively. A decrease in the number of credit quality downgrades contributed to a decline in the number of sales transactions. In addition, there was a significant decline in the number of securities called and matured in 2004.

During 2003, the Company made a capital contribution of $50 million to its wholly-owned subsidiary, Erie Insurance Company. The capital was used to strengthen the surplus of the property/casualty insurance subsidiary and to bring its premium to surplus leverage ratio in line with the other members of the Property and Casualty Group.

Dividends paid to shareholders totaled $55.1 million, $49.0 million and $43.7 million in 2004, 2003 and 2002, respectively. As part of its capital management activities in 2004, the Company increased its Class A shareholder quarterly dividend for 2005 by 51% to $.325 per share from $.215 per share. The Class B shareholder quarterly dividend was increased from $32.25 to $48.75, also a 51% increase. The annualized dividends will increase the Company's 2005 payout by approximately $28.0 million from the prior dividend level. This action was approved by the Company's Board of Directors in December 2004 considering, among other factors, the Company's strong financial results, capital levels and return on capital targets.

Based on the share market price at the time of the decision, the new dividend results in a dividend yield of about 2.5%. There are no regulatory restrictions on the payment of dividends to the Company's shareholders, although there are state law restrictions on the payment of dividends from the Company's subsidiaries to the Company.

The Company also continues to use its capital to repurchase outstanding shares under its three-year, $250 million repurchase plan. The plan allows the Company to repurchase up to $250 million of its Class A common stock from January 1, 2004, through December 31, 2006. In 2004, there were 1.1 million shares repurchased at a total cost of $54.1 million, or an average price per share of $47.20. The Company intends to be active in repurchasing shares in 2005 and 2006, however, the Company is unable to estimate the number of shares that will be repurchased during a specified period. A stock repurchase program was in effect for the repurchase of shares from 2000 through 2002. Total shares repurchased under the plan during that period were 3.4 million with a total cost of $101.9 million. The Company discontinued share repurchases under this plan in 2002 due to the secondary offering by a major shareholder of the Company's non-voting Class A common stock.

Financial ratings

The following table summarizes the current A.M. Best Company ratings for the insurers of the Erie Insurance Group:

Erie Insurance Exchange A+
Erie Insurance Company A+
Erie Insurance Property and Casualty Company A+
Erie Insurance Company of New York A+
Flagship City Insurance Company A+
Erie Family Life Insurance Company A

According to A.M. Best, a Superior rating (A+) is assigned to those companies that, in A.M. Best's opinion, have achieved superior overall performance when compared to the standards established by A.M. Best and have a superior ability to meet their obligations to policyholders over the long term. The A (Excellent) rating of EFL continues to affirm its strong financial position, indicating that EFL has an excellent ability to meet its ongoing obligations to policyholders. By virtue of its affiliation with the Property and Casualty Group, EFL is typically rated one financial strength rating lower than the property/casualty companies by A.M. Best Company. The insurers of the Erie Insurance Group are also rated by Standard & Poor's, but this rating is based solely on public information. Standard & Poor's rates these insurers Api, "strong." Financial strength ratings continue to be an important factor in evaluating the competitive position of insurance companies.

Regulatory risk-based capital

The standard set by the National Association of Insurance Commissioners (NAIC) for measuring the solvency of insurance companies, referred to as Risk-Based Capital (RBC), is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. At December 31, 2004, the companies comprising the Property and Casualty Group all had RBC levels substantially in excess of levels that would require regulatory action.

Factors that may affect future results

Financial condition of the Exchange

The Company has a direct interest in the financial condition of the Exchange because management fee revenues are based on the direct written premiums of the Exchange and the other members of the Property and Casualty Group. Additionally, the Company participates in the underwriting results of the Exchange through the pooling arrangement in which the Company's insurance subsidiaries have 5.5% participation. The Company's property/casualty insurance subsidiaries have in effect an all-lines aggregate excess-of-loss reinsurance agreement with the Exchange to reduce potential exposure to catastrophe losses and variations in long-term underwriting results. Additionally, a concentration of credit risk exists related to the unsecured receivables due from the Exchange for certain fees, costs and reimbursements.

To the extent that the Exchange incurs underwriting losses or investment losses resulting from declines in the value of its marketable securities, the Exchange's policyholders' surplus would be adversely affected. If the surplus of the Exchange were to decline significantly from its current level, the Property and Casualty Group could find it more difficult to retain its existing business and attract new business. A decline in the business of the Property and Casualty Group would have an adverse effect on the amount of the management fees the Company receives and the underwriting results of the Property and Casualty Group in which the Company has 5.5% participation. In addition, a decline in the surplus of the Exchange from its current level would make it more likely that the management fee rate would be reduced.

Under the criteria set forth in Financial Accounting Standards Board Interpretation (FIN) 46 (revised December 2003), "Consolidation of Variable Interest Entites," management concluded that, while the

Exchange is a variable interest entity, the Company is not the primary beneficiary of the Exchange. Consequently, under FIN46 the Exchange is not consolidated with the Company. Additional information, including condensed statutory financial statements of the Exchange, are presented in Note 15 to the Consolidated Financial Statements. See page 64.

Insurance scoring

Underwriting: In August 2004, the Property and Casualty Group implemented insurance scoring for underwriting purposes in all operating states and territories, except Maryland, in response to changing competitive market conditions. Many insurance companies currently utilize insurance scoring to provide a better initial assessment of the acceptability of a risk and to develop a pricing strategy commensurate with the risk. Initially, insurance scoring is being used by the Company as a tool to provide a more finite way of distinguishing between acceptable and unacceptable risks. Employing insurance scoring, as an additional tool, should result in distinguishing a more desirable pool of risks for the Property and Casualty Group. The impact the implementation of insurance scoring will have on the number of policies that are accepted or retained is not known. However, having a more desirable pool of risks is expected to produce better experience in the long term, which should positively impact underwriting profitability.

Pricing segmentation: The Property and Casualty Group is developing a comprehensive rating plan for its private passenger auto and homeowners lines of business. The rating plan will introduce significantly more rating tiers, providing the Company greater flexibility in pricing policies with varying degrees of risk. Insurance scores will be among the most significant risk factors the Company will incorporate into the rating plan. Expanded pricing segmentation, incorporating insurance scoring, should enable the Company to provide more competitive rates to policyholders with varying risk characteristics. The long-term effects of pricing segmentation using insurance scoring cannot currently be determined.

Catastrophe losses

The Property and Casualty Group conducts business in 11 states and the District of Columbia, primarily in the mid-Atlantic, midwestern and southeastern portions of the United States. A substantial portion of the business is private passenger and commercial automobile, homeowners and workers' compensation insurance in Ohio, Maryland, Virginia and, particularly, Pennsylvania. As a result, a single catastrophe occurrence or destructive weather pattern could materially adversely affect the results of operations and surplus position of the members of the Property and Casualty Group. Common catastrophe events include hurricanes, earthquakes, tornadoes, wind and hail storms, fires and explosions. In 2002, the lowering of the surplus levels of the Exchange, along with increasing catastrophe risk exposure as a result of accelerating policy growth, prompted management's decision to purchase catastrophe occurrence reinsurance coverage. For 2004, the Property and Casualty Group entered into a reinsurance treaty to mitigate the future potential catastrophe loss exposure. The property catastrophe reinsurance treaty provided coverage of up to 95% of a loss of $460 million in excess of the Property and Casualty Group's loss retention of $140 million per occurrence. This agreement was renewed for 2005 under the terms of coverage of up to 95% of a loss of $400 million in excess of the Property and Casualty Group's loss retention of $200 million per occurrence.

Incurred But Not Reported (IBNR) losses

The Property and Casualty Group is exposed to new claims on previously closed files and to larger than historical settlements on pending and unreported claims. The Company is exposed to increased losses by virtue of its 5.5% participation in the intercompany reinsurance pooling agreement with the Exchange. The Company strives to establish reserves at the end of each period that are fully reflective of the ultimate value of all claims incurred. However these reserves are, by their nature, only estimates and cannot be established with absolute certainty.

Producer compensation practices

In October 2004, the New York Attorney General filed various lawsuits against Marsh and McLennan as a result of an investigation of insurance brokers and producer compensation practices. The investigation and subsequent lawsuits contained allegations of "bid rigging" and other inappropriate solicitation practices by such insurance brokers and others who were sued by the New York Attorney General. After the New York lawsuits were filed, several states commenced general inquiries or investigations on the subject of producer compensation. Some member companies of the Erie Insurance Group received inquiries from the North Carolina Department of Insurance and the Pennsylvania Insurance Department, as did most or all other insurance companies.

North Carolina—In November 2004, the Exchange, Erie Insurance Company and Erie Family Life Insurance Company received a Demand to Produce Information (Demand) from the North Carolina Department of Insurance. The Demand requested any and all documents and other information related to "bid rigging" of any person, insurer, or insurance producer concerning any North Carolina insured or any North Carolina business. The Exchange, Erie Insurance Company and Erie Family Life Insurance Company filed a response certifying that they do not have any information related to or knowledge of bid rigging, as defined in the Demand since the companies have not engaged in such practices.

Pennsylvania—In November 2004, the Exchange, Erie Insurance Company, Erie Insurance Property and Casualty Company and Erie Family Life Insurance Company each received an Inquiry Letter sent to all Pennsylvania domiciled insurers concerning

"Inappropriate Solicitation Practices" from the Insurance Commissioner of the Commonwealth of Pennsylvania. The Inquiry Letter requested a detailed explanation of the types of compensation arrangements existing between the members of the Erie Insurance Group and its independent insurance agents. The Inquiry Letter also demanded information concerning the existence or knowledge of any Inappropriate Solicitation Practices, as that term is defined in the Inquiry Letter. The Erie Insurance Group filed a response indicating that it has no knowledge of, or reason to believe, that any of its agents or employees have engaged in Inappropriate Solicitation Practices. The Erie Insurance Group also advised the Pennsylvania Insurance Department that it has not received any complaints from policyholders, potential customers or regulators alleging Inappropriate Solicitation Practices by any Erie Insurance Group agent or employee.

Consistent with the responses, management has no knowledge of inappropriate solicitation practices. However, the over 1,700 agencies representing the Erie Insurance Group are independent businesses, many of whom represent other insurance carriers. Management's consideration of solicitation practices is limited to its knowledge of such practices obtained through direct dealings with its agencies.

Information technology costs

In 2001, the Erie Insurance Group began a comprehensive program of eCommerce initiatives in support of the Erie Insurance Group's agency force and back office policy underwriting, issuance and administration. The eCommerce program is intended to improve service and efficiency, as well as result in increased sales. The program will produce an enduring benefit to the subscribers of the Exchange and all Property and Casualty Group policyholders as the system avails the Erie Insurance Group of infrastructure and processing capability that is progressive, expandable and capable of supporting the Group's strategic direction.

The first major component of the eCommerce program (network and desktop hardware deployment) was completed during 2002. Also in 2002, the Erie Insurance Group completed a pilot of the new Web interface to a limited number of agents and employees. In August 2002, the Erie Insurance Group began working with a well-known provider of information technology services and solutions to be the chief integrator and co-manager of the eCommerce program and to co-develop software applications that meet the Company's needs.

The Erie Insurance Group has spent approximately $178 million on the technology effort through 2004. In addition to this amount, $3.3 million has been committed for computer and equipment leases. Target delivery dates established in 2002 have generally not been met as management has devoted increased effort to quality assurance efforts to ensure that the rollout creates only minimal business disruption. In February 2005, the Company reached a contractual milestone relative to contractual acceptance of the base ERIE*Connection*® system with the co-developer and chief integrator of the software. The timeline and costs for further deployment of ERIE*Connection* are currently under development.

Post-implementation expenses will be incurred for maintaining the ERIE*Connection* system. These expenses will be borne by the Property and Casualty Group, and the Company will share in the expenses as prescribed by the Cost-Sharing Agreement for Information Technology Development.

In the near term, staffing costs will increase given the need to support multiple systems until ERIE*Connection*® is fully deployed. The future costs and their impact on the Company cannot yet be estimated. Post-implementation staffing costs related to personnel no longer deployed to the eCommerce program will not be subject to the Agreement. As a result, those staffing costs will likely result in a greater proportion of cost allocated to the Company.

In addition to the impact of eCommerce on costs, the implementation of this new system will require a significant investment in training and orientation for the independent agency force. Although the policyholder focus of the new system is expected to improve agent sales performance, during implementation, as agency resources are dedicated to learning the new system, new business sales are expected to slow over the short term. The amount of lost sales will relate to the timing and duration of the rollout effort as well as the number and types of issues encountered. The precise impact on sales cannot be estimated.

Sarbanes-Oxley Act of 2002—Section 404 Internal Control Reporting

The Sarbanes-Oxley Act of 2002 established numerous compliance requirements for public companies which include an annual evaluation of internal controls (Section 404). The Company incurred external consulting costs of $1.4 million in relation to the Section 404 evaluation requirements during 2004. Management believes that no material weaknesses in internal controls over financial reporting within the Company exist as of December 31, 2004. While certain deficiencies were identified during management's evaluation, remediation plans were developed, implemented and completed by the end of 2004. Additionally, the Company plans to continue to make process improvements in areas where enhancements identified during the evaluation would be beneficial to the business and internal control processes. EFL is a small business issuer, first subject to the provisions of Section 404 of the Sarbanes-Oxley Act in 2005.

The Sarbanes-Oxley Act will continue to require the Company to dedicate substantial resources to complete its 2005 and future evaluations including internal personnel and external auditing and consulting fees. External fees are estimated at $1 million for the Company's 2005 Section 404 evaluation.

Management makes judgments in its evaluation of internal controls. These judgments could change over time and/or control processes within the Company will evolve in response to system development and business needs. Management's current opinion of internal control is not an assurance of control effectiveness in future periods.

Terrorism

On November 26, 2002, President Bush signed the Terrorism Risk Insurance Act of 2002 ("Act"), establishing a program for commercial property/casualty losses, including workers'compensation, resulting from foreign acts of terrorism. The Act required commercial insurers to make terrorism coverage available immediately through at least December 31, 2004, and provided limited federal protection above individual company retention levels, based upon a percentage of direct earned premium, and above aggregate industry retention levels that range from $10 billion in the second year to $15 billion in the third year of the program. The federal government will pay 90% of covered terrorism losses that exceed retention levels. On June 18, 2004, the Department of Treasury announced its decision to require insurers to continue to make terrorism coverage available under the Act in program year three. The Act is scheduled to expire on December 31, 2005. Personal lines are not included under the protection of the Act, and state regulators have not approved exclusions for acts of terrorism on personal lines policies. The Property and Casualty Group is exposed to terrorism losses for personal and commercial lines and workers' compensation, although commercial lines and workers' compensation are afforded a backstop above certain retention levels for foreign acts of terrorism under the federal program. The Property and Casualty Group could incur large losses if future terrorist attacks occur.

The Erie Insurance Group has taken the steps necessary to comply with the Act by providing notices to all commercial policyholders disclosing the premium, if any, attributable to coverage for acts of terrorism, as defined in the Act, and disclosing federal participation in payment of terrorism losses. The Act pre-empted any exclusion or provision in place prior to November 26, 2002, that excluded or limited coverage for losses from foreign acts of terrorism. Insurers may exclude coverage for foreign acts of terrorism under the Act if the policyholder accepts an exclusion and rejects coverage or fails to pay additional premium charges after notice is given. Exclusions are not allowed under workers' compensation policies and rates for terrorism coverage are applied in accordance with state laws.

The Erie Insurance Group continues to evaluate procedures that have been established to comply with the Act. Terrorism coverage is not excluded under the majority of the Property and Casualty Group commercial property/casualty policies. Other than workers' compensation, which incur charges consistent with state law, premium charges for terrorism coverage are currently applied only for a small number of new and renewal commercial policies where deemed appropriate based upon individual risk factors and characteristics. Appropriate disclosure notices are provided in accordance with the Act.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: Certain forward-looking statements contained herein involve risks and uncertainties. These statements include certain discussions relating to management fee revenue, cost of management operations, underwriting, premium and investment income volume, business strategies, profitability and business relationships and the Company's other business activities during 2004 and beyond. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions. These forward-looking statements reflect the Company's current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict.

Selected segment information

The direct written premiums of the Property and Casualty Group have a direct impact on the Company's management fee revenue and, consequently, the Company's management operations. The Company's insurance underwriting operations are impacted by the mix of the Group's direct written premium. Below is a summary of direct written premiums of the Property and Casualty Group by state and line of business.

	Years ended December 31		
	2004	**2003**	**2002**
Premiums written as a percent of total by state:			
District of Columbia	0.4%	0.4%	0.4%
Illinois	2.5	2.5	2.0
Indiana	4.3	4.4	4.3
Maryland	12.4	12.0	11.7
New York	3.8	3.8	3.6
North Carolina	5.8	5.9	5.7
Ohio	8.6	8.8	8.6
Pennsylvania	46.3	46.6	48.8
Tennessee	1.9	1.9	1.8
Virginia	8.3	8.2	8.1
West Virginia	4.8	4.7	4.5
Wisconsin	0.9	0.8	0.5
Total direct premiums written	100.0%	100.0%	100.0%
Premiums written by line of business:			
Personal			
Automobile	49.7%	51.1%	52.6%
Homeowners	18.4	16.8	15.8
Other	2.4	2.3	2.1
Total personal	70.5%	70.2%	70.5%
Commercial			
Automobile	8.2%	8.4%	8.5%
Workers' compensation	8.6	8.8	8.6
Commercial multi-peril	10.9	10.9	10.7
Other	1.8	1.7	1.7
Total commercial	29.5%	29.8%	29.5%

The growth rate of policies in force and policy retention trends can impact the Company's management and insurance operating segments. Below is a summary of each by line of business for the Property and Casualty Group business.

	Years ended December 31		
(amounts in thousands)	**2004**	**2003**	**2002**
Policies in force:			
Personal lines	3,297	3,273	3,072
Commercial lines	474	470	437
Total policies in force	3,771	3,743	3,509
Policy retention percentages:			
Personal policy retention percentages	88.8%	90.5%	91.5%
Commercial policy retention percentages	85.1	87.3	88.2
Total policy retention percentages	88.4	90.2	91.2

Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of Erie Indemnity Company, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Erie Indemnity Company's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, management has concluded that Erie Indemnity Company's internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of Erie Indemnity Company's internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Jeffrey A. Ludrof
President and
Chief Executive Officer
February 17, 2005



Philip A. Garcia
Executive Vice President and
Chief Financial Officer
February 17, 2005



Timothy G. NeCastro
Senior Vice President and
Controller
February 17, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Erie Indemnity Company
Erie, Pennsylvania

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Erie Indemnity Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Erie Indemnity Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Erie Indemnity Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Erie Indemnity Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Erie Indemnity Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004, of Erie Indemnity Company and our report dated February 17, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
February 17, 2005

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

To the Board of Directors and Shareholders
Erie Indemnity Company
Erie, Pennsylvania

We have audited the accompanying Consolidated Statements of Financial Position of Erie Indemnity Company as of December 31, 2004 and 2003, and the related Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Erie Indemnity Company for the year ended December 31, 2002, were audited by other auditors, whose report dated February 7, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Erie Indemnity Company at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Erie Indemnity Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
February 17, 2005

Consolidated statements of operations

(dollars in thousands, except per share data)		Years ended December 31 2004		2003		2002
Operating revenue						
Management fee revenue, net	$	893,087	$	830,069	$	733,036
Premiums earned		208,202		191,592		163,958
Service agreement revenue		21,855		27,127		23,729
Total operating revenue		**1,123,144**		**1,048,788**		**920,723**
Operating expenses						
Cost of management operations		684,491		616,382		526,785
Losses and loss adjustment expenses incurred		153,220		152,984		139,225
Policy acquisition and other underwriting expenses		47,205		51,112		39,861
Total operating expenses		**884,916**		**820,478**		**705,871**
Investment income—unaffiliated						
Investment income, net of expenses		60,988		58,298		55,440
Net realized gains (losses) on investments		18,476		10,445		(11,237)
Equity in earnings (losses) of limited partnerships		8,655		(2,000)		(3,654)
Total investment income—unaffiliated		**88,119**		**66,743**		**40,549**
Income before income taxes and equity in earnings of Erie Family Life Insurance Company		326,347		295,053		255,401
Provision for income taxes		(105,140)		(102,237)		(84,886)
Equity in earnings of Erie Family Life Insurance Company, net of tax		5,206		6,909		1,611
Net income	**$**	**226,413**	**$**	**199,725**	**$**	**172,126**
Net income per share—basic						
Class A common stock	**$**	**3.54**	**$**	**3.09**	**$**	**2.68**
Class B common stock	**$**	**539.88**	**$**	**474.19**	**$**	**392.12**
Net income per share—diluted	**$**	**3.21**	**$**	**2.81**	**$**	**2.41**
Weighted average shares outstanding **Basic:**						
Class A common stock		**63,508,873**		**64,075,506**		**63,765,899**
Class B common stock		**2,877**		**2,884**		**3,048**
Diluted shares		**70,492,292**		**71,094,167**		**71,162,192**

See accompanying notes to Consolidated Financial Statements.

Consolidated statements of financial position

As of December 31 *(dollars in thousands, except per share data)*

Assets	**2004**	**2003**
Investments		
Fixed maturities at fair value (amortized cost of $939,280 and $834,649, respectively)	$ 974,512	$ 879,361
Equity securities at fair value (cost of $175,860 and $152,338, respectively)	202,694	189,403
Limited partnerships (cost of $116,097 and $105,803, respectively)	130,464	111,218
Real estate mortgage loans	5,044	5,182
Total investments	**1,312,714**	**1,185,164**
Cash and cash equivalents	50,061	87,192
Accrued investment income	12,480	11,119
Premiums receivable from policyholders	275,721	266,957
Federal income taxes recoverable	3,331	0
Reinsurance recoverable from Erie Insurance Exchange on unpaid losses	765,563	687,819
Ceded unearned premiums to Erie Insurance Exchange	128,187	97,249
Notes receivable from Erie Family Life Insurance Company	40,000	40,000
Other receivables from Erie Insurance Exchange and affiliates	211,488	199,078
Reinsurance recoverable from non-affiliates	351	480
Deferred policy acquisition costs	17,112	16,761
Property and equipment	13,581	13,868
Equity in Erie Family Life Insurance Company	58,728	56,072
Prepaid pension	50,860	52,666
Other assets	39,567	40,182
Total assets	**$ 2,979,744**	**$ 2,754,607**

Liabilities and shareholders' equity

Liabilities		
Unpaid losses and loss adjustment expenses	$ 943,034	$ 845,536
Unearned premiums	472,553	449,606
Commissions payable and accrued	179,284	152,869
Securities lending collateral	0	34,879
Accounts payable and accrued expenses	49,025	46,317
Federal income taxes payable	0	117
Deferred income taxes	24,122	27,515
Dividends payable	20,612	13,872
Employee benefit obligations	24,233	19,726
Total liabilities	**1,712,863**	**1,590,437**
Shareholders' equity		
Capital stock:		
Class A common, stated value $.0292 per share; authorized 74,996,930 shares; 67,540,800 and 67,492,800 shares issued, respectively; 62,992,841 and 64,089,906 shares outstanding, respectively	1,970	1,969
Class B common, convertible at a rate of 2,400 Class A shares for one Class B share; stated value $70 per share; 2,858 and 2,878 shares authorized, issued and outstanding, respectively	200	201
Additional paid-in capital	7,830	7,830
Accumulated other comprehensive income	58,611	66,402
Retained earnings	1,354,181	1,189,628
Total contributed capital and retained earnings	1,422,792	1,266,030
Treasury stock, at cost, 4,547,959 and 3,402,894 shares respectively	(155,911)	(101,860)
Total shareholders' equity	**1,266,881**	**1,164,170**
Total liabilities and shareholders' equity	**$ 2,979,744**	**$ 2,754,607**

See accompanying notes to Consolidated Financial Statements.

Consolidated statements of cash flows

Years ended December 31 *(dollars in thousands)*	2004	2003	2002
Cash flows from operating activities			
Management fee received	$ 882,893	$ 813,963	$ 712,402
Service agreement fee received	21,789	26,427	15,829
Premiums collected	189,904	193,443	172,557
Net investment income received	64,268	62,370	57,469
Dividends received from Erie Family Life	1,799	1,717	1,686
Salaries and wages paid	(83,263)	(78,586)	(81,832)
Pension funding and employee benefits paid	(21,250)	(30,624)	(32,492)
Commissions paid to agents	(480,685)	(438,699)	(358,317)
Agents bonuses paid	(24,163)	(18,436)	(14,796)
General operating expenses paid	(80,211)	(70,971)	(68,986)
Losses and loss adjustment expenses paid	(133,466)	(134,365)	(118,800)
Other underwriting and acquisition costs paid	(8,908)	(11,196)	(14,060)
Income taxes paid	(108,127)	(89,692)	(83,075)
Net cash provided by operating activities	**220,580**	**225,351**	**187,585**
Cash flows from investing activities			
Purchase of investments:			
Fixed maturities	(363,232)	(503,859)	(371,793)
Equity securities	(135,386)	(32,860)	(70,845)
Limited partnerships	(41,352)	(36,659)	(45,635)
Sales/maturities of investments:			
Fixed maturity sales	140,745	207,008	124,749
Fixed maturity calls/maturities	122,661	152,001	107,727
Equity securities	124,008	52,043	50,940
Limited partnership sales or distributions	39,561	23,114	27,454
Decrease in collateral from securities lending	(34,879)	(9,037)	(4,888)
Purchase of property and equipment	(2,689)	(2,658)	(3,730)
Net collections (distributions) on agent loans	2,023	1,057	(716)
Net cash used in investing activities	**(148,540)**	**(149,850)**	**(186,737)**
Cash flows from financing activities			
Dividends paid to shareholders	(55,120)	(49,021)	(43,666)
Issuance of note to Erie Family Life	0	(25,000)	0
Purchase of treasury stock	(54,051)	0	(8,487)
Net cash used in financing activities	**(109,171)**	**(74,021)**	**(52,153)**
Net (decrease) increase in cash and cash equivalents	(37,131)	1,480	(51,305)
Cash and cash equivalents at beginning of year	87,192	85,712	137,017
Cash and cash equivalents at end of year	**$ 50,061**	**$ 87,192**	**$ 85,712**

See accompanying notes to Consolidated Financial Statements.

Consolidated statements of shareholders' equity

(dollars in thousands, except per share data)

	Total shareholders' equity	Comprehensive income	Retained earnings	Accumulated other comprehensive income	Class A common	Class B common	Additional paid-in capital	Treasury stock
Balance, December 31, 2001	**$ 865,255**		**$ 913,406**	**$ 35,222**	**$ 1,955**	**$ 215**	**$ 7,830**	**$ (93,373)**
Comprehensive income:								
Net income	172,126	$ 172,126	172,126					
Unrealized appreciation of investments, net of tax	642	642		642				
Minimum pension liability adjustment, net of tax	2,821	2,821		2,821				
Comprehensive income		$ 175,589						
Purchase of treasury stock	(8,487)							(8,487)
Conversion of Class B shares to Class A shares	–				12	(12)		
Dividends declared:								
Class A $.70 per share	(44,668)		(44,668)					
Class B $105.00 per share	(317)		(317)					
Balance, December 31, 2002	**987,372**		**1,040,547**	**38,685**	**1,967**	**203**	**7,830**	**(101,860)**
Comprehensive income:								
Net income	199,725	$ 199,725	199,725					
Unrealized appreciation of investments, net of tax	27,732	27,732		27,732				
Minimum pension liability adjustment, net of tax	(15)	(15)		(15)				
Comprehensive income		$ 227,442						
Conversion of Class B shares to Class A shares	–				2	(2)		
Dividends declared:								
Class A $.785 per share	(50,304)		(50,304)					
Class B $117.75 per share	(340)		(340)					
Balance, December 31, 2003	**1,164,170**		**1,189,628**	**66,402**	**1,969**	**201**	**7,830**	**(101,860)**
Comprehensive income:								
Net income	226,413	$ 226,413	226,413					
Unrealized depreciation of investments, net of tax	(7,793)	(7,793)		(7,793)				
Minimum pension liability adjustment, net of tax	2	2		2				
Comprehensive income		$ 218,622						
Purchase of treasury stock	(54,051)							(54,051)
Conversion of Class B shares to Class A shares	–				1	(1)		
Dividends declared:								
Class A $.97 per share	(61,442)		(61,442)					
Class B $145.50 per share	(418)		(418)					
Balance, December 31, 2004	**$1,266,881**		**$1,354,181**	**$ 58,611**	**$ 1,970**	**$ 200**	**$ 7,830**	**$(155,911)**

See accompanying notes to Consolidated Financial Statements.

Notes to consolidated financial statements

Note 1.

Nature of business

Erie Indemnity Company (Company), formed in 1925, is the attorney-in-fact for the subscribers of Erie Insurance Exchange (Exchange), a reciprocal insurance exchange. The Exchange is a Pennsylvania-domiciled property/casualty insurer rated A+ (Superior) by A.M. Best. The Exchange is the 19th largest insurer in the United States based on net premiums written for all lines of business. The Exchange and its wholly-owned subsidiary, Flagship City Insurance Company (Flagship) and the Company's subsidiaries, Erie Insurance Company (EIC), Erie Insurance Company of New York (EINY) and the Erie Insurance Property and Casualty Company (EIPC), collectively the Property and Casualty Group, operate in 11 midwestern, mid-Atlantic and southeastern states (Illinois, Indiana, Maryland, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, Wisconsin) and the District of Columbia. The Company also owns 21.6% of the common stock of the Erie Family Life Insurance Company (EFL), an affiliated life insurance company. The Company, together with the Property and Casualty Group and EFL, operate collectively as the Erie Insurance Group (the Group).

The Company earns a management fee for services provided for the Exchange and its affiliates. A subscriber's agreement between each policyholder and the Exchange permits the Company to retain as a management fee up to 25% of the direct written premiums of the members of the Property and Casualty Group, all of which are assumed by the Exchange under a pooling agreement. The management fee rate is set annually by the Company's Board of Directors. In consideration for this payment, the Company performs certain services for the Exchange relating to the sales, underwriting and issuance of policies on behalf of the Exchange. Each subscriber's agreement provides that the remainder of the premium is to be used by the Exchange for losses, loss adjustment expenses, investment expenses, damages, legal expenses, court costs, taxes, assessments, licenses, fees, any other governmental fines and charges, establishment of reserves and surplus, and reinsurance and may be used for dividends and other purposes to the advantage of the policyholders of the Exchange.

The Company's property/casualty insurance subsidiaries share proportionately in the results of all property/casualty insurance underwriting operations of the Property and Casualty Group. The Exchange, EIC, and EINY are part of an intercompany pooling agreement. Under this agreement, all members of the Property and Casualty Group cede 100% of their property/casualty insurance business, including property/casualty insurance operations assets and liabilities, to the Exchange. The pooling agreement expressly does not apply to investment and other non-underwriting operations and income tax obligations of the individual companies.

Under the pooling agreement, the Exchange retrocedes to EIC and EINY a specified percentage (5% for EIC and .5% for EINY) of all pooled property/casualty insurance business, including insurance operations assets and liabilities. There are no retrocessions to other members of the Property and Casualty Group and the Exchange retains 94.5% of the Property and Casualty Group's pooled business. The specified percentages, which have been in effect since 1995 when the pool was incepted, may only be changed by each party executing a written amendment with the approval by the Board of Directors. Insurance ceded by EIC, EINY, and EIPC to the Exchange does not relieve the Company's property/casualty insurance subsidiaries from their primary liability as the original insurers.

Note 2.

Recent accounting pronouncements

In 2003, Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board originally released Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," and the disclosure requirements were ratified. In March 2004, the remaining guidance was ratified to be effective for annual periods ending after June 15, 2004. In October 2004, the effective date of certain application paragraphs of the pronouncement was delayed for further discussion by the Task Force. EITF 03-1 provides guidance to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company meets the disclosure requirements of EITF 03-1. The impact of the application guidance of EITF 03-1 on the Company's operations and financial position will not be known until the final issue is adopted.

Statement of Financial Accounting Standard (FAS) 128, "Earnings Per Share," provides guidance on the calculation and disclosure of earnings per share. In deliberations regarding the application of FAS 128, the EITF of the Financial Accounting Standards Board reached a consensus requiring the use of the two-class method of computing earnings per share for those enterprises with participating securities or multiple classes of common stock through EITF Issue 03-6, "Participating Securities and the Two-Class Method under FAS 128, Earnings Per Share." EITF 03-6 became effective for the first interim or annual period beginning after March 31, 2004.

In accordance with EITF 03-6, the Company presented its basic earnings per share under the two-classs method, rather than the if-converted method, as previously used. The diluted earnings-per-share calculation for the main class of common stock, the Company's Class A shares, is presented under the if-converted method, which is more dilutive than the two-class method. All prior per-share calculations have been restated to reflect these changes.

Note 3.

Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America that differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities. See also Note 17.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The 21.6% equity ownership of EFL is not consolidated but accounted for under the equity method of accounting.

Reclassifications

Certain amounts reported in prior years have been reclassified to conform to the current year's financial statement presentation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments and cash equivalents

Fixed maturities and marketable equity securities are classified as "available-for-sale." Equity securities consist primarily of common and nonredeemable preferred stocks while fixed maturities consist of bonds, notes and redeemable preferred stock. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred tax, reflected in shareholders' equity in accumulated other comprehensive income. There are no securities classified as "trading" or "held-to-maturity." Realized gains and losses on sales of investments are recognized in income on the specific identification method.

Interest and dividend income is recorded as earned. Bond premiums and discounts are amortized and accreted. These adjustments are included in investment income.

For the mortgage-backed bond portion of the fixed maturity securities portfolio, the Company recognizes income using a constant effective yield method based on anticipated prepayments and the estimated economic life of the securities. If actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security, with the corresponding adjustment included as part of investment income.

Limited partnerships include U.S. and foreign private equity, real estate and mezzanine debt investments. The private equity limited partnerships invest primarily in small- to medium-sized companies. Limited partnerships are recorded using the equity method, which is the Company's share of the carrying value of the partnership. Unrealized gains and losses on limited partnerships are reflected in shareholders' equity in accumulated other comprehensive income, net of deferred taxes. The Company has not guaranteed any partnership liabilities.

All investments are evaluated monthly for other-than-temporary impairment loss. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include: 1) the extent and duration to which fair value is less than cost, 2) historical operating performance and financial condition of the issuer, 3) near term prospects of the issuer and its industry, 4) specific events that occurred affecting the issuer, including a ratings downgrade, and 5) the Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value. An investment that is deemed impaired is written down to its estimated net realizable value. For all investments except limited partnerships, the impairment charge is included as a realized loss in the Consolidated Statements of Operations. For limited partnerships, the impairment charge is included as a component of equity in earnings or losses of limited partnerships in the Consolidated Statements of Operations.

Mortgage loans on commercial real estate are recorded at unpaid balances, adjusted for amortization of premium or discount. A valuation allowance would be provided for impairment in net realizable value based on periodic valuations as needed.

The Company participates in a securities lending program whereby certain securities from its portfolio are loaned to other institutions for short periods of time. A fee is paid to the Company by the borrower in return. Company policy requires collateral equal to 102% of the fair value of the loaned securities. The Company maintains full ownership rights to the securities loaned, retains the ability to sell the investment and receives investment income. The Company shares a portion of the interest on these short-term investments with the lending agent.

The Company had no loaned securities at December 31, 2004. The Company had loaned securities included as part of its invested assets with a market value of $34.0 million at December 31, 2003. The Company has incurred no losses on the securities lending program since the program's inception.

Cash equivalents are principally comprised of investments in bank money market funds and approximate fair value.

Fair value of financial instruments

Fair values of equity securities are based on quoted market prices. Fair values of fixed maturities were obtained from independent pricing services. For the few securities where an independent service provides no price, broker-dealer quotations are used. Estimated fair market values of limited partnerships are provided to the Company by the general partner of that partnership. The carrying value of receivables and liabilities arising in the ordinary course of business approximates fair value.

Deferred policy acquisition costs

Commissions and other costs of acquiring property/casualty insurance policies that vary with, and are primarily related to, the production of new and renewal business are deferred and amortized over the terms of the property/casualty policies or reinsurance treaties to which they relate. The amount of deferred policy acquisition costs (DAC) would be reduced for impairment to the extent future policy premiums and anticipated investment income would not exceed related losses, expenses and policyholder dividends. There were no impairments in DAC in 2004, 2003 and 2002. Prior to 2003, the Company estimated acquisition costs at an amount equal to the management fee charged its property/casualty insurance subsidiaries through the intercompany reinsurance pool. In the fourth quarter of 2003, the deferred acquisition cost asset was adjusted to record only the underlying policy acquisition costs excluding the intercompany profit component. A one-time charge was recorded in 2003 amounting to $7.6 million, or $.07 per share-diluted, to recognize this change. Amortization expense, which is included in policy acquisition and other underwriting expenses, equaled $34.3 million, $38.6 million and $29.9 million in 2004, 2003 and 2002, respectively.

Property and equipment

Property and equipment are stated at cost. Improvements and replacements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. The costs and accumulated depreciation and amortization of property sold or retired are removed from the accounts, and gains or losses, if any, are reflected in earnings for the year.

Property and equipment as of December 31 is summarized as follows:

(in thousands)	**2004**	**2003**
Land	$ 737	$ 737
Buildings	5,908	5,908
Leasehold improvements	2,085	1,491
Computer software	24,240	22,418
Computer equipment	7,354	7,081
Transportation equipment	683	683
	41,007	38,318
Less accumulated depreciation	27,426	24,450
Property and equipment	$ 13,581	$ 13,868

The Company has operating lease agreements for computer equipment of $3.3 million at December 31, 2004. Of this amount, approximately $1.9 million is expected to be reimbursed to the Company from its affiliates. These leases contain various early termination provisions, which allow the Company to cancel the leases generally after three years from inception of the lease.

The Company also has operating leases with unaffiliated parties for 16 of its 23 field offices located in the states in which the Property and Casualty Group does business. The Company leases one field office from EFL. The total projected commitment for these leases at December 31, 2004, is $9.1 million, of which approximately $5.1 million will be reimbursed to the Company from its affiliates.

Total rental expense before reimbursements was $7.8 million, $7.2 million and $5.7 million for 2004, 2003 and 2002, respectively. The following is a schedule of future minimum rental payments required under operating leases, before reimbursement from affiliated companies, as of December 31, 2004:

Year ending December 31	*(in thousands)*
2005	$ 5,140
2006	3,416
2007	2,377
2008	1,189
2009	315
Total future minimum lease payments	$ 12,437

Insurance liabilities

Losses incurred refer to amounts paid or expected to be paid for loss events which have occurred through the balance sheet date. The cost of investigating, resolving and processing claims is referred to as "loss adjustment expenses." A liability is established for the total unpaid cost of losses and loss adjustment expenses, including events occurring in current and prior years. Losses are reported in the Consolidated Statements of Operations as operating expenses.

The reserve for losses and loss adjustment expenses is necessarily based on estimates and, while management believes the amount is appropriate, the ultimate liability may differ from the amounts provided. Reserve estimates are based on management's assessment of known facts and circumstances, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Both internal and external variables can affect the estimation process. Multiple estimation methods are employed for each product line, which results in a range of reasonable estimates for each product line. The final estimate recorded by management is a function of detailed analysis of historical trends, adjusted as new emerging data indicates.

Loss reserves are set at full expected cost except for loss reserves for workers' compensation which have been discounted at 2.5% in 2004 and 2003. Unpaid losses and loss adjustment expenses in the Consolidated Statements of Financial Position were reduced by $4.1 million and $3.3 million at December 31, 2004 and 2003, respectively, due to discounting. The reserves for losses and loss adjustment expenses are reported net of receivables for salvage and subrogation of $6.7 million and $6.1 million at December 31, 2004 and 2003, respectively.

In establishing the liability for unpaid losses and loss adjustment expenses related to environmental claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments considered necessary are reflected in current earnings. The total amount of the Company's property/casualty insurance subsidiaries' share of paid losses and loss reserves pertaining to environment-related claims is immaterial.

Reinsurance

Reinsurance transactions are recorded on a basis consistent with Financial Accounting Standard (FAS) 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." The premium earned and losses and loss adjustment expenses incurred are presented net of reinsurance activities in the Consolidated Statements of Operations. Gross losses and expenses incurred are reduced for amounts expected to be recovered under reinsurance agreements. Reinsurance transactions are recorded gross in the Consolidated Statements of Financial Position. Estimated reinsurance recoverables and receivables for ceded unearned premiums are recorded as assets with liabilities recorded for related unpaid losses and expenses and unearned premiums. Reinsurance premiums are recognized as revenue on a pro-rata basis over the policy term.

Recognition of management fee revenue

A management fee is charged the Exchange by the Company for performing risk management services for the Exchange. The fee is recorded as revenue, calculated as a percentage of the direct written premium of the Property and Casualty Group. The Exchange issues policies with annual terms only. The management fees are recognized upon policy issuance or renewal since substantially all of the services required to be performed by the Company have been satisfied at that time. Certain activities are performed and related costs are incurred by the Company subsequent to policy issuance in connection with the services provided to the Exchange. These activities are inconsequential and perfunctory.

Although the Company is not required to do so under the subscriber's agreement, it has reduced the management fee charged the Exchange when mid-term policy cancellations occur. The Company estimates mid-term policy cancellations and records a related allowance. The allowance for mid-term policy cancellations is adjusted quarterly. The effect of recording this estimated allowance was a reduction in the Company's management fee revenue of $4.1 million, $3.0 million and $11.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The year ended December 31, 2002, was the first year the allowance for mid-term policy cancellations was established.

Recognition of premium revenues and losses

Property and liability premiums are recognized as revenue on a pro-rata basis over the policy term. Unearned premiums represent the unexpired portion of premiums written. Losses and loss adjustment expenses are recorded as incurred. Premiums earned and losses and loss adjustment expenses incurred are reflected in the Consolidated Statements of Operations net of amounts ceded to the Exchange. See also Note 16.

Recognition of service agreement revenue

Included in service agreement revenue are service charges the Company collects from policyholders for providing multiple payment plans on policies written by the Property and Casualty Group. Service charges, which are flat dollar charges for each installment billed beyond the first installment, are recognized as revenue when each additional billing is rendered to the policyholder.

Service agreement revenue also includes service income received from the Exchange as compensation for the management of voluntary assumed reinsurance from nonaffiliated insurers. The Company received a service fee of 6% of nonaffiliated assumed reinsurance premiums written in 2004 and 2003, and 7% in 2002. The service fee revenue is recognized in the period in which the related premium is earned since the Company's services extend to that same period. This revenue was minimal in 2004 due to the Exchange exiting the assumed reinsurance business effective December 31, 2003.

Agent bonus estimates

The estimate for agent bonuses, which are based on performance over 36 months, is modeled on a monthly basis using actual underwriting data by agency for the two prior years combined with the current year-to-date actual data and projected underwriting data for the remainder of the current year. At December 31 of each year, the Company uses actual data available and records an accrual based on expected near-term payout amount. These costs are included in the cost of management operations in the Consolidated Statements of Operations.

Income taxes

Provisions for income taxes include deferred taxes resulting from changes in cumulative temporary differences between the tax bases and financial statement bases of assets and liabilities. Deferred taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In the fourth quarter of 2003, the Company recorded an adjustment to deferred income taxes to recognize future tax obligations which will arise when earnings from the Company's equity investment in EFL are distributed. The deferred tax provision was computed assuming undistributed earnings of EFL in excess of the Company's basis would be distributed in the form of dividends. The one-time non-cash charge of $3.2 million to record these deferred taxes reduced net income by $.05 per share-diluted in 2003.

Stock-based compensation

The Company applies the FAS 123, "Accounting for Stock-Based Compensation" fair value method of accounting for stock-based employee awards. Under this method, compensation cost is measured at the grant date based on the fair value of the award and recognized ratably over the performance period. The fair value of the restricted stock is measured at the market price of a share of the Company's Class A common stock on the grant date. The effects of changes in the stock price are recognized as compensation expense over the performance period.

Earnings per share

Basic earnings per share is calculated under the two-class method which allocates earnings to each class of stock based on its dividend rights. Weighted average shares used in the Class A basic earnings per share calculation were 63.5 million in 2004 and 64.1 million in both 2003 and 2002. Weighted average Class B shares used in the basic earnings per share calculation were 2,877 shares, 2,884 shares and 3,048 shares in 2004, 2003 and 2002. The computation of diluted earnings per share reflects the conversion of Class B shares and the effect of potentially dilutive outstanding employee stock-based awards under the long-term incentive plan. See also Note 9. The total weighted average number of Class A equivalent shares outstanding (including conversion of Class B shares) was 70.5 million, 71.1 million and 71.5 million during 2004, 2003 and 2002, respectively.

Note 4.

Earnings per share

The following table reconciles the numerators and denominators of the basic and diluted per-share computations for each of the years ended December 31. (See also Notes 9 and 11 for related disclosures.)

	For the years ended December 31 (net income amounts in thousands)		
	2004	**2003**	**2002**
Basic:			
Allocated net income–Class A	$ 224,861	$ 198,357	$ 170,932
Class A shares of common stock	63,508,873	64,075,506	63,765,899
Class A earnings per share–basic	$ 3.54	$ 3.09	$ 2.68
Allocated net income–Class B	$ 1,552	$ 1,368	$ 1,197
Class B shares of common stock	2,877	2,884	3,048
Class B earnings per share–basic	$ 539.88	$ 474.19	$ 392.12
Diluted:			
Net income	$ 226,413	$ 199,725	$ 172,126
Class A shares of common stock	63,508,873	64,075,506	63,765,899
Assumed conversion of class B common stock and restricted stock awards	6,983,419	7,018,661	7,396,293
Class A shares of common and equivalent shares	70,492,292	71,094,167	71,162,192
Earnings per share–diluted	$ 3.21	$ 2.81	$ 2.41

Note 5.

Investments

The following tables summarize the cost and market value of available-for-sale securities at December 31, 2004 and 2003:

(in thousands)

December 31, 2004	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Fixed maturities				
U.S. treasuries and government agencies	$ 11,850	$ 412	$ 69	$ 12,193
States and political subdivisions	80,508	2,515	164	82,859
Special revenue	125,083	3,407	137	128,353
Public utilities	66,927	4,708	52	71,583
U. S. industrial and miscellaneous	429,793	14,953	1,669	443,077
Mortgage-backed securities	48,504	772	390	48,886
Asset-backed securities	21,596	76	286	21,386
Foreign	125,590	9,628	312	134,906
Total bonds	909,851	36,471	3,079	943,243
Redeemable preferred stock	29,429	1,949	109	31,269
Total fixed maturities	939,280	38,420	3;188	974,512
Equity securities				
Common stock:				
Public utilities	992	11	0	1,003
U. S. banks, trusts and insurance companies	6,197	2,334	50	8,481
U. S. industrial and miscellaneous	34,120	13,136	171	47,085
Foreign	2,245	57	28	2,274
Nonredeemable preferred stock:				
Public utilities	21,373	1,939	59	23,253
U. S. banks, trusts and insurance companies	43,605	3,401	2	47,004
U. S. industrial and miscellaneous	55,096	4,667	88	59,675
Foreign	12,232	1,730	43	13,919
Total equity securities	175,860	27,275	441	202,694
Total fixed maturities and equity securities	$ 1,115,140	$ 65,695	$ 3,629	$ 1,177,206

(in thousands) December 31, 2003	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Fixed maturities				
U.S. treasuries and government agencies	$ 11,912	$ 337	$ 60	$ 12,189
States and political subdivisions	69,330	2,986	44	72,272
Special revenue	95,418	4,120	67	99,471
Public utilities	62,966	4,822	22	67,766
U. S. industrial and miscellaneous	372,705	21,269	886	393,088
Mortgage-backed securities	66,385	909	391	66,903
Asset-backed securities	16,754	26	96	16,684
Foreign	106,313	9,903	536	115,680
Total bonds	801,783	44,372	2,102	844,053
Redeemable preferred stock	32,866	2,480	38	35,308
Total fixed maturities	834,649	46,852	2,140	879,361
Equity securities				
Common stock:				
U. S. banks, trusts and insurance companies	1,020	2,980	0	4,000
U. S. industrial and miscellaneous	13,843	20,921	0	34,764
Foreign	1,077	610	0	1,687
Nonredeemable preferred stock:				
Public utilities	29,767	2,475	20	32,222
U. S. banks, trusts and insurance companies	41,882	4,674	50	46,506
U. S. industrial and miscellaneous	52,517	4,543	392	56,668
Foreign	12,232	1,356	32	13,556
Total equity securities	152,338	37,559	494	189,403
Total fixed maturities and equity securities	$ 986,987	$ 84,411	$ 2,634	$ 1,068,764

The amortized cost and estimated fair value of fixed maturities at December 31, 2004, by remaining contractual term to maturity, are shown below. Mortgage-backed securities are allocated based on their stated maturity dates. Actual cash flows may differ from those presented as a result of calls, prepayments or defaults.

(in thousands)	Amortized cost	Estimated fair value
Due in one year or less	$ 44,110	$ 44,817
Due after one year through five years	357,219	364,405
Due after five years through ten years	355,812	374,636
Due after ten years	182,139	190,654
	$ 939,280	$ 974,512

Fixed maturities and equity securities in a gross unrealized loss position are as follows. Data is provided by length of time securities were in a gross unrealized loss position.

(in thousands)	Amortized cost	Estimated fair value	Gross unrealized losses	Number of holdings
December 31, 2004				
Six months or less	$169,879	$168,550	$ 1,329	136
Six to twelve months	105,525	103,927	1,598	53
Twelve to eighteen months	16,782	16,360	422	8
Greater than eighteen months	10,214	9,934	280	5
	$302,400	$298,771	$ 3,629	202

No investments in an unrealized loss position at December 31, 2004, had experienced a decline in market value that was considered by management to be significant and other-than-temporary, based on Company policy. There were no market conditions, industry characteristics or fundamental operating results of a specific issuer that suggested other-than-temporary impairment of any of the investments held at December 31, 2004.

Changes in unrealized gains (losses) consist of the following for the years ended December 31:

(in thousands)	2004	2003	2002
Equity securities	$ (10,231)	$ 18,580	$ (15,586)
Fixed maturities	(9,480)	12,520	15,741
Limited partnerships	8,801	8,772	(5,076)
Equity in unrealized gains of Erie Family Life Insurance Company	(1,079)	2,793	5,909
Deferred federal income tax liability	4,196	(14,933)	(346)
Increase (decrease) in unrealized gains	$ (7,793)	$ 27,732	$ 642

Investment income net of expenses was generated from the following portfolios for the years ended December 31 as follows:

(in thousands)	2004	2003	2002
Fixed maturities	$ 49,601	$ 46,366	$ 41,711
Equity securities	10,440	10,598	11,963
Cash equivalents and other	2,003	2,040	2,608
Total investment income	62,044	59,004	56,282
Less: investment expenses	1,056	706	842
Investment income, net of expenses	$ 60,988	$ 58,298	$ 55,440

Following are the components of net realized gains (losses) on investments as reported in the Consolidated Statements of Operations. There were no impairment charges included in the gross realized losses in 2004. Included in 2003 gross realized losses are impairment charges of $2.3 million and $3.7 million related to fixed maturities and equity securities, respectively. The impairment charges related to bonds were in the financial and retail sectors and the charges related to equity securities were in the energy sector.

Included in 2002 gross realized losses are impairment charges of $20.6 million and $4.8 million related to fixed maturity and equity securities, respectively. The impairment charges were primarily for bonds in the communications and energy sectors.

(in thousands)	2004	2003	2002
Fixed maturities			
Gross realized gains	$ 6,855	$ 15,589	$ 9,750
Gross realized losses	(524)	(3,952)	(21,909)
Net realized gains (losses)	6,331	11,637	(12,159)
Equity securities			
Gross realized gains	14,175	4,602	10,691
Gross realized losses	(2,030)	(5,794)	(9,769)
Net realized gains (losses)	12,145	(1,192)	922
Net realized gains (losses) on investments	$ 18,476	$ 10,445	$ (11,237)

The components of equity in earnings (losses) of limited partnerships as reported in the Consolidated Statements of Operations for the years ended December 31 are as follows:

(in thousands)	2004	2003	2002
Private equity	$ 2,324	$ (3,983)	$ (7,644)
Real estate	4,350	3,349	4,365
Mezzanine debt	1,981	(1,366)	(375)
Total equity in earnings (losses) of limited partnerships	$ 8,655	$ (2,000)	$ (3,654)

Impairment charges in which the decline in value of limited partnerships is considered other-than-temporary by management are included in the related category in the table above. Included in the private equity partnership net earnings or losses are impairment charges of $1.2 million, $2.5 million, and $6.9 million for 2004, 2003 and 2002, respectively. The 2004 impairment charges resulted from partnerships concentrated in the telecommunications industry, while the 2003 and 2002 charges related to both the telecommunications and technology industries. Included in the 2003 mezzanine debt partnership losses is an impairment charge of $2.5 million from partnerships concentrated in the facility resources, textile and food and beverage industries.

See also Note 19 for investment commitments related to partnerships.

Note 6.

Comprehensive income

Comprehensive income is comprised of net income and other comprehensive income, which includes, net of tax, unrealized gains and losses on investments and minimum pension liability adjustments.

The components of changes to comprehensive income follow for the years ended December 31:

(in thousands)	2004	2003	2002
Unrealized holding gains (losses) on securities arising during period	$ 6,487	$ 53,110	$(10,249)
Less: realized (gains) losses included in net income	(18,476)	(10,445)	11,237
Net unrealized holding (losses) gains arising during period	(11,989)	42,665	988
Income tax benefit (liability) related to unrealized gains or losses	4,196	(14,933)	(346)
Net (depreciation) appreciation of investments	(7,793)	27,732	642
Minimum pension liability adjustment (See Note 8)	3	(23)	4,340
Income tax (liability) benefit related to pension adjustment	(1)	8	(1,519)
Net minimum pension liability adjustment	2	(15)	2,821
Change in other comprehensive income, net of tax	$ (7,791)	$(27,717)	$ 3,463

The components of accumulated other comprehensive income, net of tax, as of December 31 are as follows:

(in thousands)	2004	2003
Accumulated net appreciation of investments	$ 58,653	$ 66,446
Accumulated minimum pension liability adjustment	(42)	(44)
Accumulated other comprehensive income	$ 58,611	$ 66,402

Note 7.

Equity in Erie Family Life Insurance Company

The Company owns 21.6% of EFL's common shares outstanding, which is accounted for using the equity method of accounting. EFL is a Pennsylvania-domiciled life insurance company operating in 10 states and the District of Columbia. EFL's undistributed earnings accounted for under the equity method and included in the Company's retained earnings as of December 31, 2004 and 2003, are $49.9 million and $45.3 million, respectively.

The following represents condensed financial information for EFL on a Generally Accepted Accounting Principles (GAAP) basis:

	Years ended December 31		
(in thousands)	2004	2003	2002
Revenues	$ 149,833	$ 149,973	$ 113,459
Benefits and expenses	104,541	102,668	97,238
Income before income taxes	45,292	47,305	16,221
Net income	29,632	32,487	10,585
Comprehensive income	24,281	46,313	24,304
Dividends paid to shareholders	8,222	7,938	7,796

	As of December 31	
(in thousands)	2004	2003
Investments	$ 1,466,579	$ 1,372,899
Total assets	1,661,440	1,629,563
Liabilities	1,389,912	1,374,000
Accumulated other comprehensive income	39,252	44,603
Total shareholders' equity	271,528	255,563

The Company's share of EFL's unrealized appreciation of investments, net of tax, reflected in EFL's shareholders' equity, is $8.5 million and $9.6 million at December 31, 2004 and 2003, respectively. Dividends paid to the Company totaled $1.8 million for the year ended 2004 and $1.7 million for the both of the years ended December 31, 2003 and 2002.

Note 8.

Benefit plans

The liabilities for the plans described in this note are presented in total for all employees of the Group, before allocations to related entities. The gross liability for the pension and postretirement benefit plans is presented in the Consolidated Statements of Financial Position as employee benefit obligations with amounts expected to be recovered from the Company's affiliates included in other assets. The remaining liabilities in this note are presented in the Consolidated Statements of Financial Position as accounts payable and accrued expenses.

The Company's pension plans consist of: 1) a noncontributory defined benefit pension plan covering substantially all employees of the Company, 2) an unfunded supplemental employee retirement plan (SERP) for its executive and senior management and 3) an unfunded pension plan for certain of its outside directors. The pension plans provide benefits to covered individuals satisfying certain age and service requirements. The defined benefit pension plan and SERP provide benefits through a final average earnings formula and a percent of average monthly compensation formula, respectively. The benefit provided under the pension plan for outside directors equals the annual retainer fee at the date of retirement. The outside directors' plan has been frozen since 1997.

Included in the postretirement health benefit plan results are postretirement health benefits for eligible retired employees and eligible dependents provided by the company. To be eligible for benefits, an employee must be at least 60 years old when separating from service and have 15 years of continuous full-time service. The benefits are provided from retirement to age 65. Actuarially determined costs are recognized over the period the employee provides service to the Company.

The Company pays the obligations when due for those benefit plans that are unfunded.

The following tables summarize the funded status, obligations and amounts recognized in the Consolidated Statements of Financial Position for the Company's plans. The Company uses a December 31 measurement date for its pension and postretirement benefit plans.

	Pension plans		Postretirement benefit plan	
(in thousands)	2004	2003	2004	2003
Change in projected benefit obligation				
Benefit obligation at January 1	$ 212,713	$ 162,758	$ 11,367	$ 8,688
Service cost	13,236	10,045	968	715
Interest cost	12,949	11,096	708	595
Amendments	296	147	(730)	0
Actuarial loss	3,512	29,317	566	1,722
Benefits paid	(1,065)	(650)	(251)	(353)
Benefit obligation at December 31	$ 241,641	$ 212,713	$ 12,628	$ 11,367
Change in plan assets				
Fair value of plan assets at January 1	$ 181,714	$ 141,573	$ –	$ –
Actual return on plan assets	14,673	25,664	–	–
Employer contributions	7,749	15,127	–	–
Benefits paid	(1,065)	(650)	–	–
Fair value of plan assets at December 31	$ 203,071	$ 181,714	$ –	$ –
Reconciliation of funded status				
Funded status at December 31	$ (38,570)	$ (30,999)	$ (12,628)	$ (11,367)
Unrecognized net actuarial loss	72,305	69,676	3,273	2,861
Unrecognized prior service cost	3,942	4,547	(1,071)	(394)
Net amount recognized	$ 37,677	$ 43,224	$ (10,426)	$ (8,900)
Amounts recognized in the Consolidated Statements of Financial Position consist of				
Prepaid benefit cost	$ 50,860	$ 52,666	$ –	$ –
Accrued benefit liability	(13,807)	(10,826)	(10,426)	(8,900)
Intangible asset	560	1,317	–	–
Accumulated other comprehensive income	64	67	–	–
Net amount recognized	$ 37,677	$ 43,224	$ (10,426)	$ (8,900)

The 2004 pension plan's amendment amount was due to an additional participant entering the SERP plan on January 1, 2004. The 2004 amendment amount of the postretirement benefit plan resulted from a change in the plan of coverage offered. Previously, a single health care plan was offered for all employees. Effective January 1, 2005, two different health plan options were offered with increased employee cost-sharing features. This plan change resulted in a decrease in the per-capita medical costs under the postretirement benefit plan. The 2003 pension plans amendment amount was due to new average pay limits under tax regulations that were reflected retroactively for the defined benefit plan and the SERP.

The 2003 actuarial loss was due to assumption changes, primarily the decrease in the discount rate of the defined benefit pension plan and the postretirement benefit plan to 6.00% in 2003 from 6.75% in 2002.

The accumulated benefit obligation of the Company's pension plans was $150.4 million and $129.1 million at December 31, 2004 and 2003, respectively.

For pension plans with an accumulated benefit obligation in excess of plan assets (SERP and the plan for outside directors), the aggregate projected benefit obligation and the aggregate accumulated benefit obligation were $26.5 million and $13.8 million, respectively, at December 31, 2004, and $ 23.1 million and $10.8 million, respectively, at December 31, 2003. As these plans are unfunded, there are no plan assets.

The prepaid benefit cost presented relate entirely to the defined benefit pension plan.

The accrued benefit liability of $13.8 million and $10.8 million at December 31, 2004 and 2003, respectively, relates principally to the SERP plan. The intangible asset relates entirely to the SERP plan.

There was a minimal change in the pretax minimum liability related to the pension plan for outside directors, included in other comprehensive income, from December 31, 2003 to December 31, 2004.

The Company's funding policy regarding the employee pension plan is to contribute amounts sufficient to meet ERISA funding requirements plus such additional amounts as may be determined to be appropriate. The Company expects to contribute approximately $1 million to the employee pension plan in 2005, which is the projected maximum allowed under ERISA funding rules.

The following table summarizes the components of net benefit expense recognized in the Consolidated Statements of Operations for the years ended December 31:

	Pension plans			Postretirement benefit plan		
(in thousands)	2004	2003	2002	2004	2003	2002
Net periodic benefit cost						
Service cost	$ 13,236	$ 10,045	$ 8,425	$ 968	$ 715	$ 579
Interest cost	12,949	11,096	9,619	708	595	512
Expected return on plan assets	(16,996)	(16,553)	(16,509)	–	–	–
Amortization of prior service cost	901	885	878	(53)	(50)	(50)
Recognized net actuarial loss (gain)	3,205	811	(851)	154	54	21
Amortization of unrecognized initial net asset	0	(234)	(234)	–	–	–
Settlement cost	0	0	3,311	0	0	0
Net periodic benefit cost	$ 13,295	$ 6,050	$ 4,639	$ 1,777	$ 1,314	$ 1,062

A portion of the net periodic benefit cost for the pension plans and the postretirement benefit plan is borne by the Exchange and EFL. The Company was reimbursed approximately 53% from the Exchange and EFL during both 2004 and 2003, and approximately 60% in 2002.

Assumptions and health care cost trend rate sensitivity

	2004	2003
Assumptions used to determine benefit obligations		
Employee pension plan:		
Discount rate	6.00%	6.00%
Expected return on plan assets	8.25	8.25
Rate of compensation increase	5.00	5.00
SERP:		
Discount rate	6.00%	6.00%
Rate of compensation increase	6.00-7.25	6.00-7.25
Postretirement benefit plan:		
Discount rate	6.00%	6.00%

	2004	2003
Assumptions used to determine net periodic benefit cost		
Employee pension plan:		
Discount rate	6.00%	6.75%
Expected return on plan assets	8.25	8.25
Rate of compensation increase	5.00	5.00
SERP:		
Discount rate	6.00%	6.75%
Rate of compensation increase	6.00-7.25	6.00-7.25
Postretirement benefit plan:		
Discount rate	6.00%	6.75%

	2004	2003
Assumed health care cost trend rates		
Health care cost trend rate assumed for next year	9.0%	10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2009	2009

The discount rate used to determine net periodic pension and postretirement benefit costs for 2005 will be 6.00%, which is consistent with 2004. The rate was determined by management based on a bond matching study that compared projected pension plan benefit flows to the cash flows from a comparable portfolio of fixed maturity instruments which yielded approximately 6.00%. The employee pension plan's expected long-term rate of return on assets is based on historical long-term returns for the asset classes included in the employee pension plan's target asset allocation. A conservative range is selected for the rate of compensation increase based on consideration of independent market surveys and an understanding of the Company's likely range for future salary increases.

The December 31, 2004, accumulated postretirement benefit obligation was based on a 10.0% increase in the cost of covered health care benefits during 2004. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 100-basis point change in assumed health care cost trend rates would have the following effects:

(in thousands)	100-basis point increase	100-basis point decrease
Effect on total of service and interest cost	$ 281	$ (235)
Effect on postretirement benefit obligation	1,782	(1,521)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)	Pension benefits	Postretirement benefits
2005	$ 1,771	$ 331
2006	2,341	380
2007	3,117	416
2008	4,249	455
2009	5,172	596
Years 2010-2014	46,834	4,954

Pension plan assets

The SERP and pension plan for outside directors are unfunded. The employee pension plan is a funded plan with asset allocations by asset category as follows:

	Plan assets at December 31			
Asset category		**2004**		**2003**
Equity securities		58.9%		4.1%
Debt securities				
Due beyond one year	34.3%		40.0%	
Due within one year	6.2%	40.5%	54.4%	94.4%
Other		.6%		1.5%
Total		100.0%		100.0%

The equity portion of the assets was temporarily decreased at December 31, 2003, due to a transition of management of the portfolio to new investment managers.

Equity securities included 60,000 shares of Company Class A common stock at December 31, 2004 and 2003, with market values of $3.2 million (1.5% of total plan assets) and $2.5 million (1.4% of total plan assets), respectively. Dividends paid on these shares were less than $.1 million for 2004 and 2003.

Also included in equity securities are 69,750 shares of EFL common stock at December 31, 2004 and 2003, with market values of $2.2 million (1.0% of total plan assets) and $2.1 million (1.1% of total plan assets), respectively. Dividends paid on these shares were less than $.1 million for 2004 and 2003.

The employee pension plan's investment strategy is based on an understanding that:

- equity investments are expected to outperform debt investments over the long term;
- the potential volatility of short-term returns from equities is acceptable in exchange for the larger expected long-term returns;
- a portfolio structured across investment styles and markets (both domestic and foreign) reduces volatility.

As a result, the employee pension plan's asset allocation will include a broadly diversified allocation among equity, debt and other investments. The target percentage range for asset categories is:

Asset category	2005 target allocation
Equity securities	40%—65%
Debt securities	35%—60%
Other	0%—5%

Employee savings plan

The Company has a qualified 401(k) savings plan for its employees. Eligible participants are permitted to make contributions to the plan up to the Internal Revenue Service limit. The Company match is 100% of the participant contributions up to 3% of compensation and 50% of participant contributions over 3% and up to 5% of compensation. All full-time and regular part-time employees are eligible to participate in the plan. The Company's matching contributions to the plan were $7.2 million, $6.6 million and $6.1 million in 2004, 2003, and 2002, respectively before reimbursements from affiliates. The Company's matching contributions after reimbursements from affiliates were $2.9 million, $2.6 million, and $2.4 million in 2004, 2003, and 2002, respectively. Employees are permitted to invest the employer matching contributions in the Class A common stock of the Company. The plan acquires shares in the open market necessary to meet the obligations of the plan. Plan participants held .1 million Company Class A shares at December 31, 2004.

Health and dental benefits

The Company has self-funded health care plans for all of its employees and eligible dependents. Estimated unpaid claims incurred are accrued as a liability at December 31, 2004 and 2003. Operations were charged $32.5 million, $28.7 million and $21.9 million in 2004, 2003 and 2002, respectively, for the cost of health and dental care provided under these plans before reimbursements from affiliates. The charges after reimbursement from affiliates were $14.3 million, $12.6 million, and $9.8 million in 2004, 2003 and 2002, respectively.

Note 9.

Incentive plans and deferred compensation

The Company has separate annual and long-term incentive plans for executive and senior management and regional vice presidents of the Company. The Company also makes available several deferred compensation plans for executive and senior management and certain outside directors.

Annual incentive plan

The annual incentive plan is a bonus plan that annually pays cash bonuses to executive and senior management and regional vice presidents of the Company.

Pre-2004 Plan—Prior to 2004, incentives under the annual incentive plan were based on growth in written premiums and the underwriting results of the Property and Casualty Group, compared to a peer group of property/casualty companies that write predominately personal lines insurance and that are rated A++ by A.M. Best.

2004 Plan—Beginning in 2004, the incentives under the plan are based on the achievement of certain predetermined performance targets. These targets are established by the Executive Compensation and Development Committee and can include various financial measures. The 2004 incentives were based on the adjusted operating ratio of the property/casualty operations of the Erie Insurance Group.

The cost of the plan is charged to operations as the compensation is earned over the performance period of one year. The amount charged to expense for the annual incentive plan bonus before reimbursement from affiliates was $4.4 million, $1.8 million and $2.5 million for 2004, 2003 and 2002, respectively. After reimbursements from affiliates, the Company's expense was $2.9 million, $1.2 million and $1.7 million for 2004, 2003 and 2002, respectively.

Long-term incentive plan

The long-term incentive plan (LTIP) of the Company is a restricted stock award plan designed to reward executive management and division officers who can have a significant impact on the performance of the Company with long-term compensation that is settled in Company stock.

Pre-2004 Plan—Prior to 2004, awards were determined based on the achievement of predetermined Company financial performance goals compared to the actual growth in retained earnings of the Company.

2004 Plan—Beginning in 2004, the award is based on the level of achievement of objective measures of performance over a three-year period as compared to a peer group of property/casualty companies that write predominately personal lines insurance. The 2004 award was based on the adjusted combined ratio and total return on invested assets of the adjusted property/casualty operations of the Erie Insurance Group compared to a peer group of companies. Because the award is based on a comparison to results of a peer group over a three-year period, the estimated award is based on estimates of results for the remaining performance period. This estimate is subject to variability if the results of the Company or peer group are substantially different than those results projected by the Company.

The Company cannot issue new stock or stock from treasury to settle the compensation award obligations under the 2004 LTIP, but instead must purchase Company stock on the open market. The restricted stock awards are granted at the beginning of a three-year performance period. The maximum number of shares which may be earned under the LTIP plan by any single participant is limited to .25 million shares. The aggregate number of Class A common stock that may be issued pursuant to awards granted under the LTIP is 1.0 million shares. A liability is recorded and compensation expense is recognized ratably over the performance period. For performance periods beginning before 2004, the stock awards vest ratably over a three-year vesting period subsequent to the three-year performance period. For performance periods beginning in 2004, stock awards are considered vested at the end of the three-year performance period.

At December 31, 2004, 2003 and 2002, the unvested outstanding restricted shares under the LTIP totaled 75,399 shares, 68,176 shares and 97,061 shares, respectively, with average grant prices of $46.83, $39.47 and $35.57, respectively. The change in market value of stock from the date of award under the LTIP and the balance sheet date is charged or credited to operations. The after-tax compensation cost charged to operations for these restricted stock awards was $2.1 million, $1.6 million and $2.0 million for the years ending December 31, 2004, 2003 and 2002, respectively, after reimbursements from affiliates.

The following table shows the number of shares awarded and not yet vested at December 31, 2004. There were no forfeitures in any of the performance periods presented.

Long-term incentive plan	Weighted average grant price	Number of shares
2000-2002 Performance period		
Awarded	$ 35.96	68,241
Shares vested		55,760
Shares not yet vested		12,481
2001-2003 Performance period		
Awarded	$ 42.45	33,859
Shares vested		11,285
Shares not yet vested		22,574
2002-2004 Performance period		
Awarded	$ 52.52	40,344
Shares vested		0
Shares not yet vested		40,344
Restricted shares not yet vested at December 31, 2004		75,399

Deferred compensation plans

The deferred compensation plans are arrangements for executive and senior management of the Company whereby the participants can elect to defer a portion of their compensation until separation from services to the Company. Those participating in the plans select hypothetical investment funds for their deferrals and are credited with the hypothetical returns generated. The deferred compensation plan for directors allows them to defer director and meeting fees. Directors participating in the plan select hypothetical investment funds for their deferrals and are credited with the hypothetical returns generated. The Company does not match any deferrals to the director plan.

The awards, payments, deferrals and liabilities under the deferred compensation, annual and long-term incentive plans for officers and directors which are included in accounts payable and accrued expenses in the Consolidated Statements of Financial Position were as follows for the years ended December 31:

(in thousands)	2004	2003	2002
Plan awards, employer match and hypothetical earnings			
Long-term incentive plan awards	$ 3,039	$ 2,036	$ 2,157
Annual incentive plan awards	4,394	1,703	2,481
Deferred compensation plan, employer match and hypothetical earnings	1,718	1,154	(227)
Total plan awards and earnings	$ 9,151	$ 4,893	$ 4,411
Total plan awards paid	$ 3,108	$ 4,572	$ 4,099
Compensation deferred under the plans	$ 551	$ 842	$ 903
Distributions from the deferred compensation plans	$ (458)	$ (309)	$(1,621)
Gross incentive plan and deferred compensation liabilities	$ 19,069	$12,933	$ 12,079
Reimbursements from affiliates	3,091	1,722	1,869
Net incentive plan and deferred compensation liabilities	$ 15,978	$11,211	$ 10,210

Stock compensation plan for outside directors

The Company has a stock compensation plan for its outside directors. The purpose of this plan is to further align the interests of directors with shareholders by providing for a portion of annual compensation for the directors' services in shares of the Company's Class A common stock. Each director vests in the grant 25% every three months over the course of a year. Dividends paid by the Company are reinvested into each director's account with additional shares of the Company's Class A common stock. The Company accounts for grants under the stock compensation plan for outside directors under the fair value method as defined in FAS 123, "Accounting for Stock-Based Compensation." The annual charge related to this plan, net of reimbursement, totaled $.3 million for each of the years 2004, 2003 and 2002.

Note 10.

Income taxes

The provision for income taxes consists of the following for the years ended December 31:

(in thousands)	2004	2003	2002
Federal income taxes:			
Currently due	$ 104,274	$ 101,288	$ 85,010
Deferred	866	949	(124)
Total	$ 105,140	$ 102,237	$ 84,886

A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pretax income is as follows:

(in thousands)	2004	2003	2002
Income tax at statutory rates	$ 114,222	$ 103,269	$ 89,390
Tax-exempt interest	(2,726)	(2,601)	(2,617)
Dividends received deduction	(2,636)	(3,010)	(2,483)
Other	(3,720)	4,579	596
Provision for income taxes	$ 105,140	$ 102,237	$ 84,886

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, are as follows for the years ended December 31:

(in thousands)	2004	2003
Deferred tax assets		
Loss reserve discount	$ 5,504	$ 5,269
Unearned premiums	7,607	7,033
Net allowance for service fees and premium cancellations	2,872	2,139
Other employee benefits	6,525	5,346
Alternative minimum tax carryforwards	1,761	4,094
Write-downs of securities	1,592	7,327
Limited partnerships	3,847	0
Other	1,481	2,692
Total deferred tax assets	$ 31,189	$ 33,900

(in thousands)	2004	2003
Deferred tax liabilities		
Deferred policy acquisition costs	$ 5,989	$ 5,866
Unrealized gains	26,432	30,567
Pension and other benefits	15,467	17,218
Equity interest in EFL	3,490	3,224
Limited partnerships	0	2,095
Other	3,933	2,445
Total deferred tax liabilities	55,311	61,415
Net deferred income tax liability	$ 24,122	$ 27,515

The Company, as a corporate attorney-in-fact for a reciprocal insurer, is not subject to state corporate taxes. The Company underwent an audit by the Internal Revenue Service for the years 2002 and 2001. The Company recorded a net tax benefit of $3.1 million as a result of related audit adjustments, the most significant of which was an additional deduction related to the pension plan that had a favorable impact on the Company's tax position. The adjustment was recorded as part of the current tax position and had a $.04 benefit to net income per share-diluted in the fourth quarter of 2004.

Note 11.

Capital stock

Class A and B shares

Holders of Class B shares may, at their option, convert their shares into Class A shares at the rate of 2,400 Class A shares for each Class B share. In 2004, 20 Class B shares were converted to 48,000 Class A shares. On January 3, 2005, there were four class B shares converted to 9,600 Class A shares. There is no provision for conversion of Class A shares to Class B shares, and Class B shares surrendered for conversion cannot be reissued. Each share of Class A common stock outstanding at the time of the declaration of any dividend upon shares of Class B common stock shall be entitled to a dividend payable at the same time, at the same record date, and in an amount at least equal to 2/3 of 1.0% of any dividend declared on each share of Class B common stock. The Company may declare and pay a dividend in respect to Class A common stock without any requirement that any dividend be declared and paid in respect to Class B common stock. Sole voting power is vested in Class B common stock except insofar as any applicable law shall permit Class A common stock to vote as a class in regards to any changes in the rights, preferences and privileges attaching to Class A common stock.

As part of its capital management activities in 2004, the Company increased its Class A shareholder January 2005 dividend quarterly by 51% to $.325 per share from $.215 per share. The Class B shareholder January 2005 dividend was increased from the quarterly amount of $32.25 to $48.75, also 51%. The annualized dividends will increase the Company's payout by approximately $28.0 million from the prior dividend level.

Stock repurchase plan

A stock repurchase program was authorized, allowing the Company to repurchase up to $250 million of its outstanding Class A common stock from January 1, 2004, through December 31, 2006. Treasury shares are recorded in the Consolidated Statements of Financial Position at cost. Shares repurchased during 2004 totaled 1.1 million at a total cost of $54.1 million, or an average price per share of $47.20.

A previous stock repurchase program was effective for the repurchase of shares for the three-year period ended December 31, 2002. The plan allowed the Company to repurchase as much as $120 million of its outstanding Class A common stock. In total, 3.4 million shares were repurchased at a total cost of $101.9 million, or an average price per share of $29.93.

Note 12.

Unpaid losses and loss adjustment expenses

The following table provides a reconciliation of beginning and ending loss and loss adjustment expense liability balances for the Company's wholly-owned property/casualty insurance subsidiaries:

(in thousands)	2004	2003	2002
Total unpaid losses and loss adjustment expenses at January 1, gross	$ 845,536	$ 717,015	$ 557,278
Less reinsurance recoverables	687,819	577,917	438,605
Net balance at January 1	157,717	139,098	118,673
Incurred related to:			
Current accident year	153,563	154,816	133,787
Prior accident years	(343)	(1,832)	5,438
Total incurred	153,220	152,984	139,225
Paid related to:			
Current accident year	75,371	83,043	71,558
Prior accident years	58,095	51,322	47,242
Total paid	133,466	134,365	118,800
Net balance at December 31	177,471	157,717	139,098
Plus reinsurance recoverables	765,563	687,819	577,917
Total unpaid losses and loss adjustment expenses at December 31, gross	$ 943,034	$ 845,536	$ 717,015

The 2002 incurred losses and loss adjustment expenses of $5.4 million, net of reinsurance recoveries, related to prior accident years are the result of: 1) adverse development of private passenger and commercial automobile reserves, 2) increased reserves in other personal and commercial lines of business due to increased development on liability claims and 3) increased reserves in homeowners due to increased loss severity.

Note 13.

Related party transactions

Management fee

A management fee is charged to the Exchange for services provided by the Company under subscriber's agreements with policyholders of the Exchange. The fee is a percentage of direct written premium of the Property and Casualty Group. The percentage rate is adjusted periodically within specified limits by the Company's Board of Directors. The management fee rate charged the Exchange was 23.5% for the first half of 2004 and 24% during the second half of 2004. The management fee rate was 24% during 2003 and 25% in 2002. The Board elected to set the fee at 23.75% beginning January 1, 2005. The provisions in the subscriber's agreements executed by the policyholders regarding the Company's appointment as attorney-in-fact are the sole agreements governing the services performed by the Company for the Exchange.

There is no provision for termination of the Company's appointment as attorney-in-fact and it is not affected by a policyholder's disability or incapacity.

Intercompany reinsurance pooling agreement

EIC, EIPC, Flagship and EINY have an intercompany reinsurance pooling agreement with the Exchange, whereby these companies cede all of their direct and assumed property/casualty insurance to the Exchange, except for the annual premium under the all-lines aggregate excess-of-loss reinsurance agreement discussed below. EIC and EINY then assume 5% and 0.5%, respectively, of the total of the Exchange's insurance business (including the business assumed from EIC and EINY). The participation percentages are determined by the Board of Directors. Intercompany accounts are settled by payment within 30 days after the end of each quarterly accounting period. The purpose of the pooling agreement is to spread the risks of the members of the Property and Casualty Group by the different lines of business they underwrite and geographic regions in which each operates. This agreement may be terminated by any party as of the end of any calendar year by providing not less than 90 days advance written notice.

Aggregate excess-of-loss reinsurance agreement

EIC and EINY have in effect an all-lines aggregate excess-of-loss reinsurance agreement with the Exchange. The purpose of the excess-of-loss agreement is to reduce the variability of earnings and thereby reduce the adverse effects on the results of operations of EIC and EINY in a given year if the frequency or severity of claims were substantially higher than historical averages. Under this agreement, EIC and EINY reinsure their assumed share of the intercompany reinsurance pool such that once EIC and EINY have sustained ultimate net losses in any applicable accident year that exceed an amount equal to 72.5% of EIC and EINY's net premiums earned in that period, the Exchange will be liable for 95% of the amount of such excess, up to but not exceeding, an amount equal to 95% of 15% of EIC and EINY's net premium earned. Losses equal to 5% of the net ultimate net loss in excess of the retention under the contract are retained net by EIC and EINY. The annual premium is subject to a minimum premium of $2.0 million. This reinsurance treaty is excluded from the intercompany pooling agreement. The annual premium paid to the Exchange for the agreement totaled $3.6 million, $2.5 million and $2.1 million in 2004, 2003 and 2002, respectively. Total charges of $7.7 million were recorded under the excess-of-loss reinsurance agreement during 2004, of which $6.0 million related to the reversal of previously recorded recoverables for the 2003 accident year. Recoveries in 2003 totaled $6.5 million. Recoveries during 2002 amounted to $8.8 million, of which $2.0 million related to the 2002 accident year. The balance of the recoveries under this agreement recorded in 2002 related to the 2001, 2000 and 1999 accident years.

eCommerce program and related information technology infrastructure

During 2001, the Erie Insurance Group undertook a series of initiatives to develop its capabilities to transact business electronically. In connection with this program, referred to as eCommerce, the Company and the Property and Casualty Group entered into a Cost Sharing Agreement for Information Technology Development (Agreement). The Agreement describes how member companies of the Erie Insurance Group will share the costs to be incurred for the development and maintenance of new Internet-enabled property/casualty agency interface, policy administration and customer relationship management systems (ERIE*Connection*® system).

The Agreement provides that the cost of developing and maintaining the systems and the related enabling technology costs, such as required infrastructure and architectural tools, will be shared among the Property and Casualty Group in a manner consistent with the sharing of insurance transactions under the existing intercompany pooling agreement. The Company's property/casualty insurance subsidiaries' share of the costs incurred in 2004 of $1.3 million were recorded as an intangible asset. The ERIE*Connection*® system is owned by the Exchange, and the Company's property/casualty insurance subsidiaries have a perpetual right to use the system under the Agreement. Amortization of the intangible asset will begin when the system is placed into use. Prior to 2004, these costs were included in the policy acquisition and other underwriting expenses in the Consolidated Statements of Operations. The Company's share of these costs, incurred by the Company's property/casualty insurance subsidiaries, was $2.5 million and $3.9 million for the years ended December 31, 2003 and 2002, respectively.

Certain other costs of the eCommerce program are related to information technology hardware, networks and upgrades to technology platforms and are not included under the Agreement. These costs are included in the cost of management operations in the Consolidated Statements of Operations. For the years ended December 31, 2004, 2003 and 2002, the Company's share of these related costs amounted to $.4 million, $.5 million and $2.6 million, respectively.

Service agreement revenue

Included in service agreement revenue are service charges collected from policyholders for providing extended payment terms on policies written by the insurers managed by the Company. During 2002, the Company determined service charges were recognized on future billing installments at the time a policy was issued instead of at the time each billing was rendered. The Company recorded a one-time adjustment to correct for service charge income, reducing it by $7.9 million in 2002. Service charge revenue amounted to $21.1 million, $19.9 million and $10.9 million in 2004, 2003 and 2002, respectively.

Service agreement revenue also includes service income received from the Exchange as compensation for the management of voluntary assumed reinsurance from nonaffiliated insurers. In 2004 and 2003, the Company received a service fee of 6% of voluntary reinsurance premiums assumed from nonaffiliated insurers and is responsible for accounting, underwriting and operating expenses in connection with the administration of this business. In 2002, the fee was set at 7%. Service agreement fee revenue amounted to $.8 million, $7.2 million and $12.8 million in 2004, 2003 and 2002, respectively. The revenue generated from this fee was minimal in 2004 as the Property and Casualty Group exited the assumed reinsurance business as of December 31, 2003, and premiums earned were on the remaining periods of the contracts that expired during 2004.

Expense allocations

The claims handling services of the Exchange are performed by personnel who are entirely dedicated to and paid for by the Exchange from its own policyholder revenues. The Exchange's claims function and its management and administration are exclusively the responsibility of the Exchange and not a part of the service the Company provides under the subscriber's agreement. Likewise, personnel who perform activities within the life insurance operations of EFL are paid for by EFL from its own policyholder revenues. However, the Company is the legal entity that employs personnel on behalf of the Exchange and EFL and functions as a common paymaster for all employees. Common overhead expenses included in the expenses paid for by the Company are allocated based on appropriate utilization statistics (employee count, square footage, vehicle count, project hours, etc.) specifically measured to accomplish proportional allocations. Executive compensation is allocated based on each executive's primary responsibilities (management services, property/casualty claims operations, EFL operations and investment operations). Management believes the methods used to allocate common overhead expenses among the affiliated entities are reasonable.

Payments on behalf of related entities

The Company makes certain payments for the account of the Group's related entities. The Company, in making these payments, is acting as the common paymaster. Cash transfers are settled monthly.

The amounts of these cash settlements for Company payments made for the account of related entities were as follows for the years ended December 31:

(in thousands)	2004	2003	2002
Erie Insurance Exchange	$ 237,842	$ 217,794	$ 205,839
Erie Family Life Insurance Company	28,925	26,081	23,784
Total cash settlements	$ 266,767	$ 243,875	$ 229,623

Office leases

The Company occupies certain office facilities owned by the Exchange and EFL. The Company leases office space on a year-to-year basis from the Exchange. Rent expenses under these leases totaled $11.4 million, $11.8 million and $11.3 million in 2004, 2003 and 2002, respectively. The Company has a lease commitment until 2008 with EFL for a branch office. Rentals paid to EFL under this lease totaled $.3 million in each of the years 2004, 2003 and 2002.

Notes receivable from EFL

The Company is due $40 million from EFL in the form of two surplus notes. The notes may be repaid only out of unassigned surplus of EFL. Both principal and interest payments are subject to prior approval by the Pennsylvania Insurance Commissioner. The first note, in the amount of $15 million, bears an annual interest rate of 6.45% and will be payable on demand on or after December 31, 2005. Interest is scheduled to be paid semi-annually. EFL paid interest to the Company totaling $1.0 million in each of the years 2004, 2003 and 2002.

The second note, in the amount of $25 million, was issued in 2003 and bears an annual interest rate of 6.70%. The note will be payable on demand on or after December 31, 2018, with interest scheduled to be paid semi-annually. EFL paid interest to the Company of $1.7 million and $.6 million in 2004 and 2003, respectively. These notes were issued to further strengthen the surplus of EFL and to support its continued sales growth.

Structured settlements with EFL

The Property and Casualty Group periodically purchases annuities from EFL in connection with the structured settlement of claims. The Company's pro-rata share (5.5%) of such annuities purchased equaled $1.1 million in both 2004 and 2003, and $1.0 million in 2002.

Intercompany investment transactions

The Company purchased $14.9 million of fixed maturities and equity securities from EIC in 2004. The Company recorded a realized gain of $.9 million on the sales transaction, which was properly eliminated in consolidation.

Capital contribution

In 2003, the Company made a $50 million capital contribution to its property/casualty insurance subsidiary, EIC, to strengthen its surplus.

Note 14.

Receivables from Erie Insurance Exchange and concentrations of credit risk

Financial instruments could potentially expose the Company to concentrations of credit risk, including unsecured receivables from the Exchange. A large majority of the Company's revenue and receivables are from the Exchange and affiliates.

The Company has a receivable due from the Exchange for reinsurance recoverable from unpaid losses and loss adjustment expenses and unearned premium balances ceded to the pool totaling $893.8 million and $785.1 million at December 31, 2004 and 2003, respectively. Management fee and expense allocation amounts due from the Exchange were $207.2 million and $195.7 million at December 31, 2004 and 2003, respectively. The receivable from EFL for expense allocations totaled $4.3 million at December 31, 2004, compared to $3.4 million at December 31, 2003.

Premiums receivable from policyholders at December 31, 2004 and 2003, equaled $275.7 million and $267.0 million, respectively. A significant amount of these receivables are ceded to the Exchange as part of the intercompany pooling agreement. See also Note 15.

Note 15.

Variable interest entity

The Exchange is a variable interest entity because of the absence of decision-making capabilities by the equity owners (subscribers) of the Exchange. The Company holds a variable interest in the Exchange, however, the Company does not qualify as the primary beneficiary under Financial Accounting Standards Interpretation 46, "Consolidation of Variable Interest Entities." The Company has a significant interest in the financial condition of the Exchange because management fee revenues, which accounted for 73.7% of the Company's 2004 total revenues, are based on the direct written premiums of the Exchange and the other members of the Property and Casualty Group. Additionally, the Company participates in the underwriting results of the Exchange through the pooling arrangement in which the Company's insurance subsidiaries have a 5.5% participation. Finally, a concentration of credit risk exists related to the unsecured receivables due from the Exchange for certain fees, costs and reimbursements.

The financial statements of the Exchange are prepared in accordance with Statutory Accounting Principles (SAP) required by the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual, as modified to include prescribed or permitted practices of the Commonwealth of Pennsylvania. The Exchange does not, nor is it required to, prepare financial statements in accordance with Generally Accepted Accounting Principles (GAAP). Financial statements prepared under SAP generally provide a more conservative approach than under GAAP. Under SAP, the principle focus is on the solvency of the insurer in order to protect the interests of the policyholders. Some significant differences between SAP and GAAP include the following:

- Fixed maturities and short-term investments are valued at amortized cost or the lower of amortized cost or market under SAP. The SAP valuations are dependent upon the designation prescribed to the investment by the National Association of Insurance Commissioners. GAAP requires these securities be valued at fair value;
- SAP recognizes expenses when incurred and does not allow for the establishment of deferred policy acquisition cost assets;
- Statutory deferred tax calculations follow GAAP with certain modifications for the realization criteria of deferred tax assets and the recording of the impact of changes in its deferred tax balances;
- GAAP requires the establishment of an asset for the estimated salvage and subrogation that will be recovered in the future. Under SAP, a company may establish this recoverable, but is not required to do so. The Exchange does not establish estimated salvage and subrogation recoveries;
- As prescribed by the Insurance Department of the Commonwealth of Pennsylvania, the Exchange records in its statutory basis financial statements, unearned subscriber fees (fees to Attorney-In-Fact) as deductions from unearned premium reserve and charges current operations on a pro-rata basis over the periods covered by the policies.

The selected financial data below is derived from the Exchange's financial statements prepared in accordance with SAP. In the opinion of management, all adjustments consisting only of normal recurring accruals, considered necessary for a fair presentation, have been included. The condensed financial data set forth below represents the Exchange's share of underwriting results after accounting for intercompany pool transactions.

Selected financial data of the Exchange

Condensed Statutory Statements of Operations

	Years ended December 31		
(In thousands)	**2004**	**2003**	**2002**
Premiums earned	$ 3,672,486	$ 3,372,308	$ 2,912,147
Losses and loss adjustment expenses	2,502,313	2,772,940	2,566,724
Insurance underwriting and other expenses*	1,013,846	955,377	956,336
Dividends to policyholders	14,692	16,788	4,683
Other expense	13,305	11,189	8,578
Net underwriting gain (loss)	128,330	(383,986)	(624,174)
Net investment income	282,388	232,677	216,031
Net realized gains (losses)	162,905	734,848	(182,381)
Total investment income	445,293	967,525	33,650
Net income (loss) before federal income tax	573,623	583,539	(590,524)
Federal income tax expense (benefit)	180,824	142,106	(173,062)
Net income (loss)	$ 392,799	$ 441,433	$ (417,462)

* *Includes management fees and service fees paid or accrued to the Company*

Condensed Statutory Statements of Financial Position

(in thousands)	As of December 31 2004	2003
Assets		
Equity securities:		
Common stock	$ 1,508,664	$ 1,258,685
Preferred stock	550,090	562,973
Fixed maturities	4,399,458	4,028,556
Limited partnerships	567,089	485,174
Real estate mortgage loans	10,859	11,161
Properties occupied by the Exchange	36,305	37,822
Cash and cash equivalents	125,933	612,971
Other assets	1,049	27,454
Total invested assets	7,199,447	7,024,796
Premium receivable	1,002,818	928,799
Other assets	67,497	92,031
Total assets	$ 8,269,762	$ 8,045,626
Liabilities		
Loss and LAE reserves	$ 3,436,246	$ 3,235,425
Unearned premium reserves	1,536,890	1,420,089
Accrued liabilities	400,375	846,269
Deferred income taxes	92,193	114,758
Total liabilities	5,465,704	5,616,541
Total policyholders' surplus	2,804,058	2,429,085
Total liabilities and policyholders' surplus	$ 8,269,762	$ 8,045,626

The Exchange's Policyholders' surplus increased 15.4% during 2004 primarily as a result of improved underwriting results and increased net investment income and realized and unrealized gains from investments.

Common equity securities represent a significant portion of the Exchange's investment portfolio and surplus and are exposed to price risk, volatility of the capital markets and general economic conditions. In 2003, the Exchange completed a reallocation of its invested assets to lessen its exposure to common stock investments and to transition the portfolio from internal managers to external equity managers and diversify the portfolio. The goal of the reallocation of the common stock portfolio was to reduce the Exchange's equity investments to no more than 60% of statutory surplus. At December 31, 2004 and 2003, common stock investments made up approximately 53.8% and 51.8% of the Exchange's statutory surplus at December 31, 2004 and 2003, respectively.

The Exchange had realized and unrealized capital gains on its common stock portfolio of $60 million and $560.2 million for the years ended December 31, 2004 and 2003, respectively. Net proceeds from the sale of common stock investments were $381.4 million in 2004, which included $137.4 million in realized capital gains, compared to proceeds of $2.6 billion in 2003, which included $739.0 million in realized capital gains. The weighted average current price to trailing 12-months earnings ratio of the Exchange's common stock portfolio was 20.85 and 24.22 at December 31, 2004 and 2003, respectively. The Standard & Poors composite price to trailing 12-months earnings ratio was 20.24 at December 31, 2004 and 22.64 at December 31, 2003.

If the surplus of the Exchange were to decline significantly from its current level, the Property and Casualty Group could find it more difficult to retain its existing business and attract new business. A decline in the business of the Property and Casualty Group would have an adverse effect on the amount of the management fees the Company receives and the underwriting results of the Property and Casualty Group in which the Company has a 5.5% participation. In addition, a decline in the surplus of the Exchange from its current level would make it more likely that the management fee rate received by the Company would be reduced.

Condensed Statutory Statements of Cash Flows

(in thousands)	Years ended December 31 2004	2003	2002
Cash flows from operating activities			
Premiums collected net of reinsurance	$ 3,748,540	$ 3,473,030	$ 2,982,437
Net investment income received	293,517	236,656	214,876
Miscellaneous expense	(13,305)	(11,188)	6,556
Losses paid	(1,993,342)	(2,029,696)	(1,802,029)
Management fee and expenses paid	(1,325,798)	(1,237,829)	(1,148,062)
Dividends to policyholders	(16,409)	(13,892)	(3,441)
Income taxes (recovered) paid	(313,840)	171,881	316,405
Net cash provided by operating activities	**379,363**	**588,962**	**566,742**
Cash flows from investing activities			
Proceeds from investment sales and maturities	2,032,622	4,370,411	1,248,900
Purchases of investments	(2,797,488)	(4,501,440)	(2,014,221)
Net cash used in investing activities	**(764,866)**	**(131,029)**	**(765,321)**
Cash flows from financing activities			
Payments on borrowings	(55)	(53)	(51)
Other cash (applied) provided	(101,480)	(341,711)	469,681
Net cash used in financing activities	**(101,535)**	**(341,764)**	**469,630**
Net (decrease) increase in cash and cash equivalents	(487,038)	116,169	271,051
Cash and cash equivalents at beginning of year	612,971	496,802	225,751
Cash and cash equivalents at end of year	**$ 125,933**	**$ 612,971**	**$ 496,802**

Note 16.

Reinsurance

Ceded reinsurance—Management purchased catastrophe reinsurance coverage in 2002, given lower surplus levels of the Exchange, along with increasing catastrophe risk exposure as a result of accelerated policy growth.

During 2003, the Property and Casualty Group replaced coverage previously provided by individual facultative contracts with reinsurance treaties. One of the agreements was a property risk excess-of-loss reinsurance treaty on commercial property risks that provided coverage of 100% of a loss of $20 million in excess of the Property and Casualty Group's loss retention of $5 million per risk. There was a limit of $40 million per any one loss occurrence. This agreement was terminated as of December 31, 2003. Since January 1, 2004, the Property and Casualty Group has acquired facultative reinsurance on all risks in excess of $25 million in property limits.

The Company also purchased an umbrella excess-of-loss reinsurance treaty covering commercial and personal catastrophe liability risks. This treaty provided coverage of 80% of a specified loss amount in excess of the loss retention of $1 million per occurrence. The specified maximum loss amount for the commercial and personal catastrophe liability was $9 million and $4 million, respectively. This treaty was renewed, effective January 1, 2004, at coverage of 60% of a specified loss amount in excess of the loss retention of $1 million per occurrence. The specified maximum loss amounts remained the same for commercial and personal catastrophe liabilities. The same coverage is effective for 2005.

Effective January 1, 2005, the Property and Casualty Group renewed its reinsurance treaty to mitigate future potential catastrophe loss exposure. The agreement is a property catastrophe reinsurance treaty that provides coverage of up to 95% of a loss of $400 million in excess of the Property and Casualty Group's loss retention of $200 million per occurrence. During 2004, this reinsurance treaty provided coverage of up to 95% of a loss of $460 million in excess of the Property and Casualty Group's loss retention of $140 million per occurrence.

Assumed reinsurance—To the extent the Exchange assumed reinsurance business from nonaffiliated sources, the Company participated because of its pooling agreement with the Exchange. Similarly, the Company also participates in the business ceded from the Exchange. Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsurance business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to the Exchange have been reported as a reduction of premium income. The Company's property and liability reinsurance assumed from foreign insurance companies is accounted for using the periodic method, whereby premiums are recognized as revenue over the policy term, and claims, including an estimate of claims incurred but not reported, are recognized as they occur. The amount of reinsurance business assumed from foreign insurance companies is not significant.

The Property and Casualty Group exited the assumed reinsurance business effective December 31, 2003. While certain expenses will continue to be incurred until all related claims are settled, only nominal premiums were generated in 2004. Minimal premiums from the assumed reinsurance business are anticipated in 2005.

Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. A contingent liability exists with respect to reinsurance receivables in the event reinsurers are unable to meet their obligations under the reinsurance agreements.

The following tables summarize insurance and reinsurance activities of the Company's property/casualty insurance subsidiaries. See Note 13 for a discussion of the intercompany pooling agreement with the Exchange.

(in thousands)	2004	2003	2002
Premiums earned			
Direct	$ 699,533	$ 644,286	$ 531,479
Assumed from nonaffiliates	17,703	10,555	10,409
Ceded to Erie Insurance Exchange	(717,236)	(654,841)	(541,888)
Assumed from Erie Insurance Exchange	208,202	191,592	163,958
Net	$ 208,202	$ 191,592	$ 163,958
Losses and loss adjustment expenses incurred			
Direct	$ 510,260	$ 512,740	$ 512,141
Assumed from nonaffiliates	16,650	22,376	19,676
Ceded to Erie Insurance Exchange	(526,910)	(535,116)	(531,817)
Assumed from Erie Insurance Exchange	153,220	152,984	139,225
Net	$ 153,220	$ 152,984	$ 139,225

Note 17.

Statutory information

Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements on the basis of GAAP. The statutory financial statements of EIPC and EIC are prepared in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. EINY prepares its statutory financial statements in accordance with accounting practices prescribed by the New York Insurance Department. Prescribed SAP include state laws, regulations, and general administration rules, as well as a variety of publications from the National Association of Insurance Commissioners (NAIC).

Consolidated shareholders' equity including amounts reported by the Company's property/casualty insurance subsidiaries on the statutory basis was $1.3 billion and $1.1 billion at December 31, 2004 and 2003, respectively. Consolidated net income, including amounts reported by the Company's property/casualty insurance subsidiaries on a statutory basis was $228.6 million, $200.0 million and $169.3 million for 2004, 2003 and 2002, respectively.

The minimum statutory capital and surplus requirements under Pennsylvania and New York law for the Company's stock property/casualty subsidiaries approximates $10 million. The Company's subsidiaries total statutory capital and surplus well exceeded these minimum requirements, totaling, $160.8 million at December 31, 2004. The Company's subsidiaries risk-based capital levels well exceed the minimum requirements.

Cash and securities with carrying values of $3.6 million and $3.4 million were deposited by the Company's property/casualty insurance subsidiaries with regulatory authorities under statutory requirements as of December 31, 2004 and 2003, respectively.

The amount of dividends the Company's Pennsylvania-domiciled property/casualty subsidiaries, EIC and EIPC, can pay without the prior approval of the Pennsylvania Insurance Commissioner is limited by Pennsylvania regulation to not more than the greater of: (a) 10% of its statutory surplus as reported on its last annual statement, or (b) the net income as reported on its last annual statement. The amount of dividends that the Erie Insurance Company's New York-domiciled property/casualty subsidiary, EINY, can pay without the prior approval of the New York Superintendent of Insurance is limited to the lesser of: (a) 10% of its statutory surplus as reported on its last annual statement, or (b) 100% of its adjusted net investment income during such period. At December 31, 2004, the maximum dividend the Company could receive from its property/casualty insurance subsidiaries was $16.1 million. No dividends were paid to the Company from its property/casualty insurance subsidiaries in 2004, 2003 or 2002.

The amount of dividends EFL, a Pennsylvania-domiciled life insurer, can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10% of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro-rata distribution of any class of the insurer's own securities. Accordingly, the Company's share of the maximum dividend payout which may be made in 2004 without prior Pennsylvania Commissioner approval is $4.4 million. Dividends declared to the Company totaled $1.8 million in 2004 and $1.7 million in each of the years 2003 and 2002.

Note 18.

Supplementary data on cash flows

A reconciliation of net income to net cash provided by operating activities as presented in the Consolidated Statements of Cash Flows is as follows for the years ended December 31:

(in thousands)	2004	2003	2002
Cash flows from operating activities			
Net income	$ 226,413	$ 199,725	$ 172,126
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,317	41,816	33,914
Deferred income tax expense (benefit)	866	949	(124)
Realized (gain) loss on investments	(18,476)	(10,445)	11,237
Equity in (earnings) losses from limited partnerships	(8,655)	2,000	3,654
Net amortization of bond premium (discount)	1,664	1,124	(203)
Undistributed earnings of Erie Family Life Insurance Company	(3,800)	(5,712)	(15)
Deferred compensation	2,987	1,392	(908)
Increase in receivables and reinsurance recoverable from the Exchange	(129,726)	(182,598)	(241,783)
Increase in prepaid expenses and other assets	(38,984)	(34,017)	(50,647)
Increase in accounts payable and accrued expenses	30,530	26,081	19,475
Increase in loss reserves	97,498	128,521	159,737
Increase in unearned premiums	22,946	56,515	81,122
Net cash provided by operating activities	**$ 220,580**	**$ 225,351**	**$ 187,585**

Note 19.

Commitments

The Company has contractual commitments to invest up to $126.5 million related to its limited partnership investments at December 31, 2004. These commitments will be funded as required by the partnerships' agreements which principally expire in 2009. At December 31, 2004, the total remaining commitment to fund limited partnerships that invest in private equity securities is $57.7 million, real estate activities $50.0 million and mezzanine debt securities $18.8 million. The Company expects to have sufficient cash flows from operations and positive flows from existing limited partnership investments to meet these partnership commitments.

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, the effects, if any, of such litigation are not expected to be material to the Company's consolidated financial condition, cash flows or operations.

Note 20.

Segment information

The Company operates its business as three reportable segments—management operations, insurance underwriting operations and investment operations. Accounting policies for segments are the same as those described in the summary of significant accounting policies, with the exception of the management fee revenues received from the property/casualty insurance subsidiaries. These revenues are not eliminated in the segment detail below, as management bases its decisions on the segment presentation. See also Note 3. Assets are not allocated to the segments but rather are reviewed in total by management for purposes of decision-making. No single customer or agent provides 10% or more of revenues for the Property and Casualty Group.

The Company's principal operations consist of serving as attorney-in-fact for the Exchange, which constitute its management operations. The Company operates in this capacity solely for the Exchange. The Company's insurance underwriting operations arise through direct business of its property/casualty insurance subsidiaries and by virtue of the pooling agreement between its subsidiaries and the Exchange, which includes assumed reinsurance from nonaffiliated domestic and foreign sources. (The Exchange exited the assumed reinsurance business effective December 31, 2003.) Insurance provided in the insurance underwriting operations consists of personal and commercial lines and is sold by independent agents. Personal lines are marketed to individuals, and commercial lines are marketed to small- and medium-sized businesses. The performance of the personal lines and commercial lines is evaluated based upon the underwriting results as determined under SAP for the total pooled business of the Property and Casualty Group.

Company management evaluates profitability of its management operations segment principally on the gross margin from management operations, while profitability of the insurance underwriting operations segment is evaluated principally based on the combined ratio. Investment operations performance is evaluated by Company management based on appreciation of assets, rate of return and overall return.

Summarized financial information for these operations is presented below.

(in thousands)	2004	2003	2002
Management operations			
Operating revenue			
Management fee revenue	$ 945,066	$ 878,380	$ 775,700
Service agreement revenue	21,855	27,127	23,729
Total operating revenue	966,921	905,507	799,429
Cost of management operations	724,329	652,256	557,445
Income before income taxes	$ 242,592	$ 253,251	$ 241,984
Net income from management operations	$ 164,436	$ 165,495	$ 161,548
Insurance underwriting operations			
Operating revenue			
Premiums earned:			
Personal lines	$ 148,935	$ 132,093	$ 111,049
Commercial lines	62,647	56,248	45,418
Reinsurance–nonaffiliates	250	5,781	9,629
Reinsurance–affiliate	(3,630)	(2,530)	(2,138)
Total premiums earned	208,202	191,592	163,958
Operating expenses			
Losses and expenses:			
Personal lines	143,458	147,927	137,633
Commercial lines	59,726	67,413	51,673
Reinsurance–nonaffiliates	1,642	7,654	10,599
Reinsurance–affiliate	7,740	(6,461)	(8,815)
Total losses and expenses	212,566	216,533	191,090
Loss before income taxes	$ (4,364)	$ (24,941)	$ (27,132)
Net loss from insurance underwriting operations	$ (2,958)	$ (16,296)	$ (18,113)

(in thousands)	2004	2003	2002
Investment operations			
Investment income, net of expenses	$ 60,988	$ 58,298	$ 55,440
Net realized gains (losses) on investments	18,476	10,445	(11,237)
Equity in earnings (losses) of limited partnerships	8,655	(2,000)	(3,654)
Income before income taxes and equity in earnings of EFL	$ 88,119	$ 66,743	$ 40,549
Net income from investment operations	$ 59,729	$ 43,617	$ 27,080
Equity in earnings of EFL, net of tax	$ 5,206	$ 6,909	$ 1,611

(in thousands)	2004	2003	2002
Reconciliation of reportable segment revenues and operating expenses to the Consolidated Statements of Operations			
Segment revenues	$1,175,123	$1,097,099	$ 963,387
Elimination of intersegment management fee revenues	(51,979)	(48,311)	(42,664)
Total operating revenues	$1,123,144	$1,048,788	$ 920,723
Segment operating expenses	$ 936,895	$ 868,789	$ 748,535
Elimination of intersegment management fee expenses	(51,979)	(48,311)	(42,664)
Total operating expenses	$ 884,916	$ 820,478	$ 705,871

The intersegment revenues and expenses that are eliminated in the Consolidated Statements of Operations relate to the Company's property/casualty insurance subsidiaries 5.5% share of the management fees paid to the Company.

Note 21.
Quarterly results of operations (unaudited)

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter
2004				
Operating revenue	$ 265,911	$ 298,326	$ 291,083	$ 267,824
Operating expenses	(211,176)	(234,556)	(224,414)	(214,770)
Investment income—unaffiliated	17,957	20,100	19,499	30,563
Income before income taxes and equity in earnings of EFL	$ 72,692	$ 83,870	$ 86,168	$ 83,617
Net income	$ 49,572	$ 56,955	$ 58,566	$ 61,320
Net income per share:				
Class A—basic	$ .77	$ .89	$ .92	$ .96
Class B—basic	117.87	135.81	139.84	146.36
Diluted	.70	.81	.83	.87
Comprehensive income	62,630	23,878	73,689	58,425
2003				
Operating revenue	$ 247,514	$ 274,018	$ 274,026	$ 253,230
Operating expenses	(193,827)	(210,785)	(210,308)	(205,558)
Investment income—unaffiliated	13,587	16,176	17,633	19,347
Income before income taxes and equity in earnings of EFL	$ 67,274	$ 79,409	$ 81,351	$ 67,019
Net income	$ 45,900	$ 54,458	$ 56,237	$ 43,130
Net income per share:				
Class A—basic	$ .71	$ .84	$ .87	$ .67
Class B—basic	108.74	129.20	133.89	102.36
Diluted	.65	.77	.78	.61
Comprehensive income	55,655	82,649	46,024	43,114
2002				
Operating revenue	$ 213,009	$ 243,423	$ 240,932	$ 223,359
Operating expenses	(159,822)	(182,622)	(181,762)	(181,665)
Investment income—unaffiliated	12,011	10,553	10,623	7,362
Income before income taxes and equity in earnings of EFL	$ 65,198	$ 71,354	$ 69,793	$ 49,056
Net income	$ 44,202	$ 47,826	$ 46,162	$ 33,936
Net income per share:				
Class A—basic	$ .69	$ .74	$ .72	$ .53
Class B—basic	100.25	108.41	104.90	78.56
Diluted	.62	.67	.65	.47
Comprehensive income	37,379	44,712	52,142	41,356

2004

Basic net income per share amounts have been presented using the two-class method along with the if-converted method (diluted earnings per share) as previously used. The net income per share-basic amounts are being provided herein for all periods presented.

Includes a $5.2 million fourth quarter adjustment for the reduced commercial commission rates to be paid in 2005 on uncollected 2004 policy premiums.

Reflects a fourth quarter adjustment of $3.1 million to record a tax benefit as a result of an audit of 2002 and 2001.

2003

Reflects a fourth quarter charge of $7.6 million to reduce deferred acquisition cost asset to underlying policy acquisition costs.

Includes a fourth quarter adjustment of $3.2 million to deferred income taxes to account for taxes related to the distribution of earnings from the Company's equity investment in EFL.

2002

The fourth quarter reflects realized net losses on the sale of impaired securities and realized charges for other-than-temporary impairments of fixed maturities and limited partnerships of $8.8 million. Also, the fourth quarter includes a provision for mid-term cancellations allowance on premiums of $11.9 million. Commission expense was correspondingly reduced by $5.8 million.

Reflects a fourth quarter adjustment of service agreement revenue for fees not earned until a future installment billing date of $7.9 million.

Market price of and dividends on common stock and related shareholder matters

Common stock prices

The Class A non-voting common stock of the Company trades on The NASDAQ Stock Market under the symbol "ERIE." The following sets forth the range of closing high and low trading prices by quarter as reported by The NASDAQ Stock Market.

Class A trading price

	2004		2003	
	Low	High	Low	High
First quarter	$ 41.75	$ 48.26	$ 34.10	$ 36.66
Second quarter	43.92	49.29	36.30	41.93
Third quarter	45.32	51.29	38.90	43.24
Fourth quarter	47.79	53.00	39.03	42.38

No established trading market exists for the Class B voting common stock.

The Company's 401(k) plan for employees permits participants to invest a portion of the Company's contributions to the plan in shares of Erie Indemnity Class A common stock. The plan's trustee is authorized to buy Erie Indemnity Company Class A common stock on behalf of 401(k) plan participants. Plan participants held .1 million Company Class A shares at December 31, 2004.

The Company has a stock repurchase plan that was authorized at the end of 2003, allowing the Company to repurchase up to $250 million of its outstanding Class A common stock through December 31, 2006. The Company may purchase the shares from time to time in the open market or through privately negotiated transactions, depending on prevailing market conditions and alternative uses of the Company's capital. Shares repurchased during 2004 totaled 1.1 million at a total cost of $54.1 million, or an average price per share of $47.20. There were no shares repurchased in 2003 under this plan.

A previous stock repurchase plan, established in 1999, permitted the Company to repurchase as much as $120 million of its outstanding Class A common stock through December 31, 2002. Treasury shares have been recorded in the Consolidated Statements of Financial Position at cost. Shares repurchased for the duration of the plan totaled 3.4 million at a total cost of $101.9 million, or an average price per share of $29.93.

In January 2003, 3.0 million shares of the Company's Class A common stock owned by Black Interests Limited Partnership were sold to the public in a secondary offering at an initial price of $34.50 per share. The Company did not receive any proceeds from the sale of the shares. Co-lead underwriters for the offering were Goldman, Sachs & Co. and Credit Suisse First Boston.

Common stock dividends

The Company historically has declared and paid cash dividends on a quarterly basis at the discretion of the Board of Directors. The payment and amount of future dividends on the common stock will be determined by the Board of Directors and will depend on, among other things, earnings, financial condition and cash requirements of the Company at the time such payment is considered, and on the ability of the Company to receive dividends from its subsidiaries, the amount of which is subject to regulatory limitations. Dividends declared for each class of stock during 2004 and 2003 follow. The fourth quarter 2004 dividends were increased as a result of the Company's continuing strong financial results and capitalization.

Dividends declared

2004	**Class A share**	**Class B share**
First quarter	$ .215	$ 32.25
Second quarter	.215	32.25
Third quarter	.215	32.25
Fourth quarter	.325	48.75
Total	$ .970	$ 145.50
2003	**Class A share**	**Class B share**
First quarter	$ .190	$ 28.50
Second quarter	.190	28.50
Third quarter	.190	28.50
Fourth quarter	.215	32.25
Total	$ .785	$ 117.75

American Stock Transfer & Trust Company serves as the Company's transfer agent and registrar.

Corporate Directory

Executive and Senior Officers

Jeffrey A. Ludrof, CPCU, AIC, CIC, LUTCF
President and Chief Executive Officer

Jan R. Van Gorder, Esq.
Senior Executive Vice President, Secretary and General Counsel

John J. Brinling Jr., CPCU
Executive Vice President, Erie Family Life Insurance Company

Philip A. Garcia, CPA, FLMI, ACS
Executive Vice President and Chief Financial Officer

Michael J. Krahe, Ph.D.
Executive Vice President, Human Development and Leadership

Thomas B. Morgan, CIC, AIS
Executive Vice President, Insurance Operations

Eugene Connell, CPCU, FCAS, FCIA, MAAA, AIM, CFA
Senior Vice President, Actuarial

Chip Dufala, CPCU, AIC, AIS API, CIC, CPIA, LUTCF
Senior Vice President, Customer Service

George R. Lucore, CPCU, AIC, AIM, AAM, CIC, AIT, LUTCF
Senior Vice President, Agency

Timothy G. NeCastro, CPA
Senior Vice President and Controller

Patricia A. Rech, SPHR
Senior Vice President, Human Resources

James R. Roehm
Senior Vice President, Corporate Services

Eric D. Root, CIC, AIS, CPIA
Senior Vice President, Personal Lines

John P. Sommerwerck
Senior Vice President and Chief Information Officer, Information Technology

Barry P. Stiles, AIC, CIC, CPIA
Senior Vice President, Claims

Michael S. Zavasky, CPCU, CIC, ARe
Senior Vice President, Commercial Lines

Douglas F. Ziegler
Senior Vice President, Treasurer and Chief Investment Officer

Jeffrey W. Brinling, CIC, LUTCF, AIS
Regional Vice President, Atlantic Region

Lorianne Feltz-Upperman, CPCU, CIC, CPIW
Regional Vice President, Heartland Region

Terry L. Hamman, CIC
Regional Vice President, Mid-States Region

Christopher J. Zimmer, CIC, LUTCF
Regional Vice President, Southeastern Region

Board of Directors

Kaj Ahlmann[3,4,7]
Former Chairman, Danish Re, a property/casualty reinsurer; Former Chairman and Chief Executive Officer, Inreon, global Internet reinsurance venture; Former Chairman, Hampton Re; Former Vice Chairman, E.W. Blanch Holdings, Inc.; Former CEO, Employers Reinsurance Company
First elected 2003

John T. Baily[1,2C,5,8C]
Former President, Swiss Re Capital Partners; Retired Partner, Coopers & Lybrand and its successor, PricewaterhouseCoopers LLP, Chicago, Ill. and Hartford, Conn.
First elected 2003

J. Ralph Borneman Jr., CIC, CPIA[6,7,8]
President and Chief Executive Officer, Body–Borneman Associates, Inc., Insurance Agency, Boyertown, Pa.
First elected 1992

Wilson C. Cooney[3,4,7]
Chairman, Forces Group, Ltd., insurance and financial services; Chairman, Cooney Group, LLC, leadership and business consulting
First elected 2003

Patricia A. Garrison-Corbin[1,4C,5]
President, P.G. Corbin & Company, Investment Management Services, Philadelphia, Pa.
First elected 2000

John R. Graham[1,2,4,5C]
Executive-in-Residence and Professor of Finance, College of Business Administration, Kansas State University; Chairman of the Board of Directors, President and CEO, Graham Capital Management, Inc.; Owner, Graham Ventures, business consulting and education services
First elected 2003

Susan Hirt Hagen[1,6C]
Co-Trustee of H.O. Hirt Trust
First elected 1980

C. Scott Hartz[1,2,5,7C]
Senior Managing Director, SCIUS Capital Group, LLC; Chief Executive Officer, Hartz Group, IT and technology consulting; formerly with Price Waterhouse and PricewaterhouseCoopers LLP; Director on The Wharton School Graduate Executive Board and the World Affairs Counsel
First elected 2003

F. William Hirt, CPCU[1C,6]
Co-Trustee of H.O. Hirt Trust; Chairman of the Executive Committee; Chairman of the Company, Erie Family Life Insurance Company and Erie Insurance Company; Retired President and Chief Executive Officer of the Company
First elected 1965

Claude C. Lilly III, Ph.D., CLU, CPCU[2,5,8]
Dean, Belk College of Business Administration, University of North Carolina at Charlotte
First elected 2000

Jeffrey A. Ludrof, CPCU, AIC, CIC, LUTCF[1,6,7,8]
President and Chief Executive Officer of the Company, Erie Family Life Insurance Company and Erie Insurance Co.
First elected 2002

Jan R. Van Gorder, Esq.[5]
Senior Executive Vice President, Secretary and General Counsel of the Company, Erie Family Life Insurance Company and Erie Insurance Co.
First elected 1990

Robert C. Wilburn[1,2,3C]
President and Chief Executive Officer, The Gettysburg National Battlefield Museum Foundation, Gettysburg, Pa.; Distinguished Service Professor, Carnegie Mellon University, Pittsburgh, Pa.
First elected 1999

[1] Member of Executive Committee
[2] Member of Audit Committee
[3] Member of Executive Compensation and Development Committee
[4] Member of Nominating and Governance Committee
[5] Member of Investment Committee
[6] Member of Charitable Giving Committee
[7] Member of Technology Committee
[8] Member of Strategy Committee
[C] Committee Chairperson

Corporate Headquarters/Home Office

100 Erie Insurance Place
Erie, PA 16530
(814) 870-2000

Field Offices

Southeastern region

Charlotte, N.C.
Hagerstown, Md.
Knoxville, Tenn.
Raleigh, N.C.
Richmond, Va.
Roanoke, Va.
Silver Spring, Md.
Waynesboro, Va.

Mid-States region

Canton, Ohio
Columbus, Ohio
Fort Wayne, Ind.
Indianapolis, Ind.
Parkersburg, W.Va.

Atlantic region

Allentown/Bethlehem, Pa.
Erie, Pa.
Harrisburg, Pa.
Johnstown, Pa.
Murrysville, Pa.
Philadelphia, Pa.
Rochester, N.Y.
Warrendale, Pa.

Heartland region

Peoria, Ill.
Waukesha, Wis.


WIS.
N.Y.
ILL.
IND.
OHIO
PA.
W.V.
MD.
VA.
D.C.
TENN.
N.C.
Active States
Home Office, Erie Branch Office
Field Offices

Form 10-K Requests

The Erie Indemnity Company Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Shareholders may obtain a copy of the Form 10-K report without charge by writing to: Chief Financial Officer, Erie Indemnity Company, 100 Erie Insurance Place, Erie, PA 16530 or by visiting the Company's Web site at *www.erieinsurance.com*.

Stock Listing

The Erie Indemnity Company's Class A common stock is traded on The NASDAQ Stock Market℠ under the symbol "ERIE."

Stock Transfer Information

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held on April 19, 2005, at 9:30 a.m., local time, at our Home Office in Erie, Pa.

Independent Registered Public Accounting Firm

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, OH 44115

Web Address

Financial statement filings, shareholder information, press releases, Code of Conduct and general news about the Company also may be accessed at www.erieinsurance.com.


ERIE®

ERIE INDEMNITY COMPANY

Member • Erie Insurance Group
An Equal Opportunity Employer

Home Office • 100 Erie Insurance Place • Erie, PA 16530
(814) 870-2000 • www.erieinsurance.com

GF-405 3/05 © 2005 Erie Indemnity Company